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06014609

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wo Kee Hong Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 23 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3990

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 6/22/06



2005

ANNUAL REPORT 年報




iPod



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司

(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)

(Stock Code 股票代號: 720)

The Art of Living

Directors

Mr. Wing Sum LEE *(Honorary Chairman)*
Mr. Richard Man Fai LEE
(Executive Chairman & Chief Executive Officer)
Mr. Sammy Chi Chung SUEN
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG
Mr. Waison Chit Sing HUI
Mr. Boon Seng TAN *
Mr. Raymond Cho Min LEE *
Mr. Ying Kwan CHEUNG *
Ms. Kam Har YUE **

* *Independent Non-executive*
** *Non-executive*

Audit Committee

Mr. Raymond Cho Min LEE *(Chairman)*
Mr. Boon Seng TAN
Mr. Ying Kwan CHEUNG

Remuneration Committee

Mr. Boon Seng TAN *(Chairman)*
Mr. Ying Kwan CHEUNG
Mr. Tik Tung WONG

Company Secretary

Ms. Phyllis NG

Authorised Representatives

Mr. Richard Man Fai LEE
Mr. Sammy Chi Chung SUEN

Legal Advisors

Hong Kong

Woo, Kwan, Lee & Lo
Troutman Sanders

Bermuda

Appleby Spurling Hunter

Auditors

HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants

Principal Share Registrars and Transfer Office in Bermuda

The Bank of Bermuda Limited
6 Front Street, Hamilton HM 11
Bermuda

董事

李永森先生*(榮譽主席)*
李文輝先生
(執行主席兼行政總裁)
孫志冲先生
李文彬先生
汪滌東先生
許捷成先生
陳文生先生*
李卓民先生*
張應坤先生*
余金霞女士**

* *獨立非執行董事*
** *非執行董事*

審核委員會

李卓民先生*(主席)*
陳文生先生
張應坤先生

薪酬委員會

陳文生先生*(主席)*
張應坤先生
汪滌東先生

公司秘書

吳心瑜女士

授權代表

李文輝先生
孫志冲先生

法律顧問

香港

胡關李羅律師行
長盛律師事務所

百慕達

Appleby Spurling Hunter

核數師

國衛會計師事務所
英國特許會計師
香港執業會計師

百慕達之主要股票過戶登記處

The Bank of Bermuda Limited
6 Front Street, Hamilton HM 11
Bermuda

Share Registrars and Transfer Office in Hong Kong
Standard Registrars Limited
26th Floor, Tesbury Centre
28 Queen's Road East
Wanchai, Hong Kong

香港之股票過戶登記處
標準證券登記有限公司
香港灣仔
皇后大道東二十八號
金鐘匯中心二十六樓

Registered Office
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

註冊辦事處
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal Bankers
Citic Ka Wah Bank Limited
DBS Bank (Hong Kong) Limited
The Bank of East Asia, Limited
Bangkok Bank Public Company Limited
Wing Hang Bank Limited

主要往來銀行
中信嘉華銀行
星展銀行
東亞銀行
盤谷銀行
永亨銀行

American Depositary
The Bank of New York
Depositary Receipt Division
101 Barclay Street -22W
New York
NY 10286
USA

美國託存股份處
The Bank of New York
Depositary Receipt Division
101 Barclay Street -22W
New York
NY 10286
USA

Principal Office in Hong Kong
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong
Tel: (852) 2869 1190
Fax: (852) 2521 7198

香港主要辦事處
香港新界
葵涌青山道五八五至六零九號
和記行大廈A座十樓
電話：(八五二)二八六九一一九零
傳真：(八五二)二五二一七一九八

Stock Codes
The Stock Exchange of Hong Kong Limited: 720
American Depositary Receipt (ADR):
Symbol – WKHHY
CUSIP – 929300101

股票代號
香港聯合交易所有限公司：720
美國預託證券(ADR)：
代號－WKHHY
證券識別統一號碼－929300101

Website Address
http://www.wokeehong.com.hk

網址
http://www.wokeehong.com.hk

Annual General Meeting
June 15, 2006

股東週年大會
二零零六年六月十五日



"We shall continue our mission to enhance the shareholders' value.

吾等將繼續奉行提升股東價值之使命。"

Richard Man Fai LEE 李文輝
Executive Chairman & CEO 執行主席兼行政總裁

Your Board of Directors is pleased to announce that a consolidated profit of HK$35.5 million was recorded for the year ended December 31, 2005. Turnover also grew by 11.5 % to HK$689.8 million. The results were achieved by the continuous efforts of our team to increase operational efficiency. The general economies of our markets also continued to expand.

董事會欣然宣佈，於截至二零零五年十二月三十一日止年度，本集團錄得綜合盈利港幣35,500,000元。營業額亦上揚11.5%達港幣689,800,000元。本集團能達至此佳績，有賴全體員工不斷提高營運效率，而吾等之市場之整體經濟亦在持續擴張。

No interim dividend was paid during the year (2004: nil) and the Directors do not recommend a final dividend (2004: nil).

年內，本集團並無發中期股息（二零零四年：無），董事建議不派發末期股息（二零零四年：無）。

Return on shareholders' funds was substantially increased to 11.8% and gearing ratio was drastically reduced to only 16.1% from 50.2% of last year. These improvements empower our Group with flexibility to expand our business portfolio.

股東資金回報率勁升至11.8%，本年度負債資產比率則由去年50.2%驟降至16.1%。該等改善令本集團得以靈活擴張業務組合。

In the year, we completed the debt settlement agreement between the Group and Mitsubishi Heavy Industries, Ltd., which resulted in a HK$88.2 million write back as operational profit contribution. As a prudent measure, we took the opportunity to make full provision for the liabilities of HK$30.7 million on the possible claims against our subsidiary in Dongguang, mainland China, arising from a court judgment; even though we believe that the Group is unlikely to be required to make the full payment. During the year, the Group issued Convertible Note of HK$30 million to an independent third party. This strengthened the working capital of the Group and built a future of strategic partnership.

年內，吾等完成了本集團與三菱重工業株式會社之債務清償協議，撥回港幣88,200,000元可作為經營盈利貢獻。吾等為審慎計，藉此對位於中國大陸東莞之附屬公司因法庭判決面臨可能索償所產生之負債港幣30,700,000元作全額撥備。惟吾等相信本集團被要求全額償付的可能性甚微。年內，本集團對獨立第三方發行了港幣30,000,000元之可換股票據。此舉加強本集團之營運資金，並有助建構未來戰略夥伴關係。

The motor vehicle business of our Group achieved another year of good sales and profit growth. This was made possible by the successful introduction of new car models; the management was challenged by a long waiting list of cars ordered by our customers. Our ability to fill such orders would ensure good sales and profit growth for the next few years. For mainland China, we would take the direction of opening up our own dealerships in various cities than just management participation in the importership, which we believe will be more beneficial to the Group in the long term.

本集團之汽車業務本年度再次獲得良好銷售額及盈利增長，主要歸功于引入新車型；顧客的汽車訂單激增令管理層備受挑戰。吾等能滿足此等訂單將確保未來數年良好銷售額及盈利增長。吾等將於中國大陸多個城市開拓發展自有代理權，而非僅限於參與進口環節之管理。吾等相信該策略方向對集團長期更為有利。

Our air-conditioning and electrical appliance business continued to be stable and profitable in 2005. Since the beginning of this year, we signed on three more well-known international brands to distribute their products. We expect continuous profit contribution from this business.

於二零零五年，本集團之空調及電器業務繼續保持平穩及盈利。今年初以來，吾等已與三間更為知名國際品牌簽署協議分銷其產品。吾等期待該項業務繼續帶來盈利貢獻。

We did quite well with our audio visual business. High growth was achieved by our own "Rogers" brand as it has become one of the leading brands in the LCD TV market and expanded its line up of home audio products. We have also appointed importers for "Rogers" in several international markets and will continue to expand international distribution network in 2006. The brand is gradually evolving into a major international brand of life-style consumer electronics.

吾等於影音產品業務亦取得佳績。本集團自身品牌「樂爵士」已成為液晶體電視市場之領導品牌之一，並將產品線延伸至家庭音響產品，故帶來高度增長。吾等亦於數個國際市場委任了「樂爵士」入口商，並將於二零零六年繼續擴張其國際分銷網絡。該品牌已逐漸演進為時尚生活消費電器之主要國際品牌。

Our operations in Southeast Asia of Singapore and Malaysia achieved a year of sales and profit growth. It is expected that they will continue to grow this year.

吾於新加坡及馬來西亞之東南亞業務今年錄得銷售額及盈利增長。彼等今年期望繼續保持增長。

The Group shared a loss in our 50%-owned joint-venture engaged in washing machine manufacturing in mainland China. However, progress is made in identifying a solution to minimise the loss to the Group in this investment.

本集團於中國大陸擁有50%權益、從事生產洗衣機之合營企業錄得應佔虧損。然而吾等正努力尋求解決方案，以儘量減少本集團於是項投資中的虧損。

Looking into the future, it is our renewed strategy to build commercial success with an expanding line up of upmarket lifestyle brands and products, in pace with the fast growing customer base of this spending level in Asia; especially in mainland China. As part of this development, the Group was appointed as the exclusive distributor of Italian "Ferretti" luxurious motor yachts in Southern China. We should be able to grow by synergising and increasing the upmarket brands of our Group; furthermore, such products can generate higher profit margins. We shall continue our mission to enhance the shareholders' value.

展望將來，吾等之更新策略，乃因應亞洲(特別是中國大陸市場)此消費層次顧客群體之迅速成長，並將擴大高檔市場時尚品牌及產品，從而締造商業上之成功。本集團已被委任為意大利「法拉帝」豪華游艇於中國南方之獨家分銷商，即為發展該項策略之其中一部份。吾等將透過增加本集團高端品牌並創造協同效應，以期達致增長；再者該等產品亦可產生更高的邊際利潤。吾等將繼續奉行提升股東價值之使命。

On behalf of our Board of Directors, I like to welcome the joining of Mr. Ying Kwan CHEUNG, as our Independent Non-executive Director during the year; and also to welcome Mr. Waison Chit Sing HUI, who joined us in early 2006 as our Executive Director. I also like to express my utmost gratitude and sincere appreciation to all our shareholders, bankers and our very loyal staff, for their continuous support in the past and into the future.

本人謹代表董事會，歡迎張應坤先生於年內擔任獨立非執行董事，亦歡迎許捷成先生於二零零六年初加盟本集團擔任執行董事。對於過去以至將來一直鼎力支持本集團之所有股東、往來銀行及各忠心耿耿之員工，本人謹此致以萬二分謝意。

Richard Man Fai LEE
Executive Chairman

Hong Kong, April 11, 2006

執行主席
李文輝

香港，二零零六年四月十一日

		2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元 (As restated) (重列)	2003 二零零三年 HK$'000 港幣千元 (As restated) (重列)	2002 二零零二年 HK$'000 港幣千元 (As restated) (重列)	2001 二零零一年 HK$'000 港幣千元 (As restated) (重列)
Results	**業績**					
Turnover	營業額	**689,770**	618,618	553,232	572,393	565,845
Profit/(Loss) from operations	經營盈利／(虧損)	**76,322**	2,109	(49,377)	(9,061)	(76,480)
Finance costs	財務費用	**(6,685)**	(7,902)	(10,309)	(10,481)	(16,923)
Other non-operating income	其他非營業收入	**-**	–	–	38,611	2,569
Other non-operating expenses	其他非營業支出	**-**	(3,065)	(726)	–	(3,459)
Share of results of associates	應佔聯營公司業績	**(20,739)**	(19,743)	(22,220)	(12,501)	(4,315)
Profit/(Loss) before tax	除稅前盈利／(虧損)	**48,898**	(28,601)	(82,632)	6,568	(98,608)
Income tax (expense)/credit	所得稅(開支)／撥回	**(11,502)**	29,502	(2,699)	(120)	(1,379)
Profit/(Loss) for the year	本年度盈利／(虧損)	**37,396**	901	(85,331)	6,448	(99,987)
Attributable to:	應佔：					
Equity holders of the Company	本公司權益持有人	**35,461**	1,722	(84,752)	6,460	(99,508)
Minority interests	少數股東權益	**1,935**	(821)	(579)	(12)	(479)
		37,396	901	(85,331)	6,448	(99,987)
Assets and liabilities	**資產及負債**					
Total assets	總資產	**615,606**	611,661	646,322	696,969	768,854
Total liabilities	總負債	**(311,085)**	(346,733)	(384,406)	(382,571)	(474,409)
Net assets	資產淨值	**304,521**	264,928	261,916	314,398	294,445
Equity attributable to equity holders of the Company	本公司權益持有人應佔權益	**300,977**	263,319	261,916	313,819	293,854
Minority interests	少數股東權益	**3,544**	1,609	–	579	591
Total equity	總權益	**304,521**	264,928	261,916	314,398	294,445

Results of operations

Turnover

For the year ended December 31, 2005 the Group turnover continued to record a double-digit growth of 11.5% (2004: 11.8%) to HK$689.8 million, as compared with HK$618.6 million in last year. This further underpinned the recovery in aggregate of our business as we had explained in last year.

Gross profit

Despite severe price competition we managed to achieve high volume of sales. The slight slip in the profit margin of 0.8% from 21.2% of last year down to 20.4% this year did not hit much on our gross profit which marked an increase by HK$9.3 million (+7.1%, 2004: +8.7%) to HK$140.4 million (2004: HK$131.1 million).

In view of the foregoing satisfactory result, we would like to reiterate the priorities of our Group: Focusing more on core business and promising products; rejuvenating the image and developing the market of self-owned brands; exploring with due diligence and care the feasibility of new products and markets suitable for our Group. Continuous efforts driven with momentum will be made to achieve these directives.

Distribution costs and administrative expenses

Despite the double-digit growth in turnover, we managed to reduce our distribution costs by HK$5.5 million (2004: HK$2.5 million) as compared to last year. The board stays firm of the perception that, going forward, efforts should not be stopped in all aspects of cost-saving measures to maintain our competitiveness in the market.

Administrative expenses were up by HK$14.6 million from HK$80.5 million of last year to HK$95.1 million this year. Increased turnover and capital investment for enhancing our overall operating capability, particularly in our booming car business, resulted in correspondingly higher staff and overhead costs.

經營業績

營業額

本集團截至二零零五年十二月三十一日止年度營業額較去年之港幣618,600,000元繼續錄得11.5%(二零零四年：11.8%)之雙位數增幅，達港幣689,800,000元。誠如本公司於去年之解釋，此項增長進一步支持本公司總體業務已復甦。

毛利

儘管價格競爭激烈，但本公司仍能達至高銷售額。毛利率由去年21.2%微降0.8%至今年之20.4%，然本公司之毛利並未大受影響，增長港幣9,300,000元(增長率7.1%，二零零四年：8.7%)至港幣140,400,000元(二零零四年：港幣131,100,000元)。

前述業績誠然令人滿意，惟吾等須重申本集團之重點，即更強調核心業務及有前途之產品：更新形象，開拓自有品牌市場；謹慎探討適合本集團之新產品、新市場之可行性。本集團將盡力推動，透過持續努力達至此等目標。

分銷費用及行政費用

儘管營業額錄得雙位數增長，吾等仍成功將分銷費用，較去年降低港幣5,500,000元(二零零四年：港幣2,500,000元)。誠然業務向前發展，然各項成本控制措施均不得放鬆，以維持吾等於市場之競爭力，此乃董事會堅守之信念。

去年行政費用為港幣80,500,000元，今年增加港幣14,600,000元至港幣95,100,000元。營業額之增長，為提升吾等整體營運能力(特別是吾等欣欣向榮之汽車業務)及所作之資本投資，相應推高人工及經常費用。

Results of operations *(Continued)*

Profit from operations

The Board is pleased to announce that our profit from operations was at unprecedented high in recent years with a profit booking of HK$76.3 million (2004: HK$2.1 million).

Other operating income of HK$10.7 million (2004: HK$6.8 million) was mainly derived from rental income received from our properties. As the property market is thriving again, we would anticipate a steady growth of this income in the coming years.

A net profit of HK$13.1 million (2004: HK$0.6 million), which formed part of profit from operations, reflected the fluctuation in value arising from revaluation of properties as well as loss incurred on disposal of properties.

During the year the Group and a supplier, Mitsubishi Heavy Industries, Ltd ("MHI"), entered into a deed of settlement in relation to the settlement of the debt due to MHI under a loan agreement. Pursuant to the deed of settlement, the debt, being the aggregate of the principal plus accrued interest thereon of approximately HK$135.0 million as at December 31, 2004, was finally settled in full with the amount of approximately HK$46.8 million, resulting in a gain of HK$88.2 million and included in the Group's operating result.

For the sake of prudence, if not overly cautious, full provision of contingent liabilities in the sum of approximately HK$30.7 million was made on a legal claim against our subsidiary in PRC. It appears that the Group is unlikely to be required to make the full payment ultimately.

Profit attributable to shareholders

The Board is pleased to deliver to shareholders a promising profit attributable to shareholders of HK$35.5 million, a marked increase of HK$33.8 million as compared to last year (2004: HK$1.7 million).

Finance costs closed at HK$6.7 million, being HK$1.2 million less than last year (HK$7.9 million).

經營業績 *(續)*

經營盈利

董事會欣然宣佈，吾等之經營盈利創近年新高，錄得盈利港幣76,300,000元(二零零四年：港幣2,100,000元)。

其他營業收入為港幣10,700,000元(二零零四年：港幣6,800,000元)主要乃吾等物業產生之租金收入。鑒於物業市場再度興旺，吾等預計來年該項收入將穩步增長。

構成經營盈利一部分之收益港幣13,100,000元(二零零四年：港幣600,000元)，反映重估物業所致之價值波動，及出售物業產生之虧損。

年內，本集團與一供應商三菱重工業株式會社(「三菱重工」)就償還有關一項貸款協議下所欠三菱重工之債務，達成債務清償協議。依據該債務清償協議，截至二零零四年十二月三十一日止有關債務之本金與應計利息共計約港幣135,000,000元，最後以金額約港幣46,800,000元悉數清償，錄得收益約港幣88,200,000元，計入本集團之營運業績內。

為審慎起見，倘非過度謹慎，本公司就其中國附屬公司遭司法索償一事，悉數就或然負債撥備約港幣30,700,000元。然本集團最終須作全額償付之可能性甚微。

股東應佔盈利

董事會欣然向股東呈報，今年股東應佔盈利令人振奮，為港幣35,500,000元，較去年勁增港幣33,800,000元(二零零四年：港幣1,700,000元)。

年末財務費用為港幣6,700,000元，較上一年(港幣7,900,000元)降低港幣1,200,000元。

Results of operations *(Continued)*

Profit attributable to shareholders *(Continued)*

Share of results of associates mainly reflected the share of loss of our associated company in Jiangmen amounting to HK$23.5 million (2004: HK$17.5 million). High costs of raw materials during the year hindered significantly the financial performance. Alternative proposals were under consideration in order to work out a constructive program to protect the value of this investment.

A net charge of income tax amounting to HK$11.5 million (2004: net credit of HK$29.5 million) was recorded which mainly reflected the utilisation of deferred tax asset in relation to the debt settlement agreement with a major supplier.

Financial condition

The Group was financed by a combination of its equity capital base, cash flow generated from operations, fund raising exercise and bank borrowings. As usual, bank and other liabilities were being met upon their maturities in the normal course of business.

During the year, the Company issued a 7.25% convertible loan note at a par of HK$30,000,000 which was denominated in Hong Kong dollars. The note entitled the holder, under prescribed time frame, to convert the same into ordinary shares of the Company at a conversion price of HK$0.10 per convertible note. If the note had not been converted, it would be redeemed on September 5, 2008 at par. Interest of 7.25% per annum was payable semi-annually up until the settlement date.

Cash and cash equivalents at December 31, 2005 were HK$18.6 million (2004: HK$13.7 million), reflecting the general ability of the Group to generate or raise funds.

The Group had total borrowings at December 31, 2005 amounting to HK$83.1 million (December 31, 2004: HK$164.4 million). The Group's gearing ratio stood at 16.1% (2004: 50.2%), based on long term liabilities (excluding deferred tax) of HK$48.4 million (2004: HK$132.2 million) and shareholders' equity of HK$301.0 million (2004: HK$263.3 million). The current ratio was 1.0 (2004: 1.1), based on current assets of HK$242.4 million (2004: HK$217.6 million) and current liabilities of HK$241.6 million (2004: HK$189.5 million).

經營業績 *(續)*

股東應佔盈利 *(續)*

應佔聯營公司業績主要反映應佔於江門之聯營公司虧損港幣23,500,000元(二零零四年：港幣17,500,000元)。年內原材料成本高企，對財務表現阻礙甚大。吾等現正籌劃替代性建議，以設計一套建設性方案，從而保護該項投資之價值。

所得稅淨開支達港幣11,500,000元(二零零四年：港幣29,500,000元之撥回淨額)，主要反映因與一主要供應商之債務清償協議而使用之遞延稅項資產。

財務狀況

本集團之融資途徑，乃綜合其權益股本，經營產生之現金流量，集資及銀行貸款。銀行及其他負債均如常於日常業務下，於其到期日前獲得清償。

於年內，本公司發行以港幣計值、本金為港幣30,000,000元，票面息率為7.25%的可換股貸款票據。票據持有人可於指定時間內，按每份票據港幣0.10元之換股價轉換為本公司之普通股。倘該票據並未被轉換，則將於二零零八年九月五日以面值贖回。7.25%之年息將須每半年繳付一次直至清償日。

於二零零五年十二月三十一日，現金及現金等值物為港幣18,600,000元(二零零四年：港幣13,700,000元)，反映本集團產生或籌集資金之一般能力。

本集團於二零零五年十二月三十一日之貸款總額為港幣83,100,000元(二零零四年十二月三十一日：港幣164,400,000元)，本集團之資產與負債比率為16.1%(二零零四年：50.2%)，乃根據長期負債(不包括遞延稅項)港幣48,400,000元(二零零四年：港幣132,200,000元)及股東權益港幣301,000,000元(二零零四年：港幣263,300,000元)計算。根據流動資產港幣242,400,000元(二零零四年：港幣217,600,000元)及流動負債港幣241,600,000元(二零零四年：港幣189,500,000元)計算，流動比率為1.0(二零零四年：1.1)。

Results of operations *(Continued)*

Financial condition *(Continued)*

It is the Group's management practice to hedge foreign currency transactions with the objective to stabilise the cost via the pegging of the exchange rates with bankers. At December 31, 2005 the total outstanding foreign exchange contracts purchased with banks amounted to HK$3.9 million (2004: HK$14.5 million).

The Group had trading facilities at December 31, 2005 amounting to HK$200.1 million (2004: HK$128.2 million) of which HK$107.9 million (2004: HK$91.8 million) was utilised. Certain of the Group's properties, inventories, trade receivables and all assets of a subsidiary were pledged at year ended 2005 in an aggregate amount of HK$305.6 million (2004: HK$325.4 million) to secure facilities granted by our bankers.

At both of the years ended December 31, 2004 and 2005, the Group had contingent liabilities of approximately HK$1.3 million in respect of proceedings involving a subsidiary in India and of approximately HK$10,333,000 (2004: approximately HK$1,000,000) arising out of the grant of option to a connected person. At December 31, 2004, the Group had contingent liabilities of approximately HK$29.2 million arising from a court case involving a subsidiary of the Company in PRC for which we have made full provision of HK$30.7 million for the year ended December 31, 2005.

There was no material capital commitment at both year end.

經營業績 *(續)*

財務狀況 *(續)*

根據本集團之慣常管理方式，對於外匯交易，本集團會透過對沖方式與銀行鎖定匯率以控制成本。於二零零五年十二月三十一日，所購買而未到期履約之銀行期匯合約總額為港幣3,900,000元(二零零四年：港幣14,500,000元)。

本集團於二零零五年十二月三十一日之貿易信貸額為港幣200,100,000元(二零零四年：港幣128,200,000元)，當中已動用港幣107,900,000元(二零零四年：港幣91,800,000元)。於二零零五年年終，本集團若干物業、存貨、貿易應收賬款及一間附屬公司之全部資產合共港幣305,600,000元(二零零四年：港幣325,400,000元)已經抵押，作為銀行授出貸款之抵押品。

於截至二零零四年及二零零五年十二月三十一日止兩個年度，本集團之或然負債包括因印度之一間附屬公司所牽涉之法律程序而產生約港幣1,300,000元，及因向一名關聯人士授出購股權而產生約港幣10,333,000元(二零零四年：約港幣1,000,000元)。於二零零四年十二月三十一日，本集團之或然負債約港幣29,200,000元，乃因本公司於中國之一間附屬公司牽涉法庭案件而產生，本公司已於二零零五年年度就此作出約港幣30,700,000元之悉數撥備。

於該兩年年終概無重大資本承擔。

Business Review

Air-conditioning products

The business consists of marketing and distribution of a wide range of consumer and commercial air-conditioning products of three major brands, namely, "MHI" (Mitsubishi Heavy Industries of Japan); "GREE" from mainland China and our own "Bodysonic". The Group also provides after-sales service and support to its customers.

業務回顧

空調產品

此業務包括對「三菱重工」(日本三菱重工業株式會社)、中國大陸之「格力」及自身品牌「先力」等三個主要品牌不同系列之家用及商用空調產品進行市場推廣及分銷。本集團亦向顧客提供售後服務及支援。

Business Review *(Continued)*

Air-conditioning products *(Continued)*

Turnover of air-conditioning products for the year was down by 19.9% over last year at HK$ 98.0 million (2004: HK$122.4 million). This was partly due to the shifting of the "LG" business from exclusive distributorship to wholesaling effective from July 1, 2005; this transaction had impact on the steady supplies of "LG" products during the transitional period. Moreover, "MHI" ceased production of its range of commercial watercooled packaged units and caused a decrease in sales. Competition in mainland China was still tough.

Despite very keen market competition, satisfactory gross margin was attained at the same level of last year. This was the result of good product positioning and segmentation of our brands in the marketplace, whilst focusing effort on commercial product sales and cost rationalisation.

In 2006, we expect to grow this business by representing more international brands and marketing a fuller range of products.

Audio-visual and other electrical products

The main business consists of marketing and distribution of our own "Rogers" and "Bodysonic" audio-visual products, "Marantz" and "Sansui" audio-visual products of Japan, "Alpine" car electronics of Japan and wholesaling of "LG" electrical appliances of Korea.

As the economies in the major markets in Hong Kong, Singapore and Malaysia continued to improve, driven by our successful products and marketing developments, we achieved excellent growth of 54.3% in the year over last year at HK$212.2 million (2004: HK$137.5 million).

The development of our own "Rogers" brand from the United Kingdom was especially successful with the launch of new LCD TV's, MP3 and DVD-RW players; and a new range of quality speaker systems. The 30-inch LCD TV of "Rogers" was ranked the "best seller" in Hong Kong for January 2005. "Rogers" also participated in the Consumer Electronics Show in Las Vegas, U.S.A. in January 2005 with very good responses. The brand continued to add new international markets like Germany, Holland and Korea in its export drive, to a total of 11 markets.

業務回顧 *(續)*

空調產品 *(續)*

年內空調產品錄得港幣98,000,000元營業額(二零零四年：港幣122,400,000元)，較去年下滑19.9%。部分原因乃自二零零五年七月一日起，「LG」業務由獨家代理轉為批發業務，此項轉變對「LG」產品於過渡期內之穩定供應構成影響。此外，「三菱重工」停止生產其商用水冷式櫃機系列，導致銷量下降。中國大陸市場之競爭仍然激烈。

儘管競爭激烈，毛利仍能維持與去年相若之滿意水平。此佳績源於產品之良好定位及本集團品牌於市場之適當分類，並重點推售商用產品以及控制成本。

於二零零六年，吾等計劃代理更多國際品牌，銷售更全面產品以確保此業務增長。

影音及其他電子產品

主要業務包括對本集團自身品牌「樂爵士」及「先力」影音產品，日本「馬蘭士」、「山水」影音產品，日本「阿爾派」汽車電子產品之市場推廣及分銷，以及韓國「LG」電器產品之批發。

香港、新加坡及馬來西亞等主要市場經濟持續改善，加之吾等產品及市場拓展成功，營業額較去年勁增54.3%，達港幣212,200,000元(二零零四年：港幣137,500,000元)。

透過推出全新液晶體電視、MP3播放機、DVD錄像機及全新一系列優質揚聲器系統，本集團之英國自身品牌「樂爵士」獲得極大成功。「樂爵士」30吋液晶體電視機於二零零五年一月榮登香港「最暢銷」寶座。「樂爵士」亦於二零零五年一月參加於美國拉斯維加斯舉行之電子消費品展覽會，反應熱烈。該品牌正進入德國、荷蘭及韓國等新國際市場，目前出口市場已達到十一個。

Business Review *(Continued)*

Audio-visual and other electrical products *(Continued)*

As for "LG" home appliances, due to the change of exclusive distributorship to wholesaling with effect from July 1, 2005, sales of such products decreased. We have identified potential replacement products and brands to fill the gap.

The car electronics of "Alpine" mobile entertainment made good sales and profit growth in Singapore and Malaysia in both OEM and after-market business.

Growth in the audio-visual segment is expected with continuous expansion of the "Rogers" and "Alpine" business, improvement in profit margin, development of more international markets, new product launches and increasing operational efficiency.

Cars and car accessories

The business consists mainly of the import, distribution and after-sale service of Italian "Ferrari" and "Maserati" cars and spare parts in Hong Kong and Macau.

Sales in this category increased by 20.1% to HK$377.8 million (2004: HK$314.6 million) caused by strong "Ferrari" and "Maserati" growth in Hong Kong. Profit contribution also increased during the year. Workshop service income also increased substantially and contributed to operating profit. Since September 2004, the selling of cars to mainland China was transferred to the equity joint-venture, Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd. The Group continued to do the PDI (Pre-delivery Inspection) of all "Ferrari" and "Maserati" cars being imported into China, billings of the PDI services contributed to profits of the Group.

業務回顧 *(續)*

影音及其他電子產品 *(續)*

自二零零五年七月一日起本集團之「LG」家電分銷業務由獨家代理轉為批發業務，令此類產品銷售下降。吾等已發掘有潛質的替代產品及品牌，以彌補不足。

專為提供移動娛樂的「阿爾派」汽車電子產品，原設備生產及零售市場業務於新加坡及馬來西亞之銷售額良好及錄得利潤增長。

在「樂爵士」及「阿爾派」業務持續擴展，改善邊際利潤，開拓更多國際市場，推出更多新產品並提高營運效率下，可望帶動影音業務增長。

汽車及汽車配件

此業務主要包括意大利「法拉利」及「瑪莎拉蒂」汽車及配件於香港及澳門之進口、分銷及售後服務。

「法拉利」及「瑪莎拉蒂」於香港市場強勁增長，令該業務銷售額上升20.1%，達港幣377,800,000元（二零零四年：港幣314,600,000元）。年內之盈利貢獻亦錄得增長。汽車服務中心服務收入亦增長顯著，對營業盈利貢獻良多。自二零零四年九月起，中國大陸市場之汽車銷售已轉為由合資企業法拉利瑪莎拉蒂汽車國際貿易（上海）有限公司負責。集團繼續對所有入口至中國的「法拉利」及「瑪莎拉蒂」汽車進行交貨前檢驗(PDI)，是項PDI服務收費亦對本集團盈利有所貢獻。

Business Review *(Continued)*

Cars and car accessories *(Continued)*

During the year, the new "Ferrari" 8-cylinder sports car, F430, was introduced and we received the highest record of orders for a new model. Delivery of the F430 started in July and generated high growth in sales and profit in the second half. The convertible F430 Spider was also launched with many orders received. The 12-cylinder Superamerica was introduced and we pre-sold all of our allocation. "Maserati" also achieved record sales with its successful Quattroporte, GranSport and MC12 (The Group sold 10% of the global production of this model.)

業務回顧 *(續)*

汽車及汽車配件 *(續)*

年內本集團新推出「法拉利」F430型號8汽缸跑車，該新型號並創下訂單最多紀錄。F430自七月開始付運，並為下半年帶來銷售額及盈利之高增長。摺篷式F430 Spider甫推出亦收到眾多訂單。12汽缸Superamerica甫推出配額已預售一空。Quattroporte, GranSport及MC12 (本集團之銷量佔該型全球產量10%) 成功推售，令「瑪莎拉蒂」錄得創紀錄銷售額。


8-16HP
18-24HP



A large, high-tech 3S (Sales, Service and Spare parts) centre of about 30,000 sq.ft. on the Hong Kong Island was inaugurated in October, so in addition to our two existing service workshops on the Kowloon side, we would provide even a higher level of technical services to our customers. A new exclusive "Maserati" showroom was opened in October to further strengthen the promotion of "Maserati" cars, the original showroom was transformed into an exclusive "Ferrari" showroom.

We are confident of a very successful 2006 for the car business, with increased allocation of "Ferrari" cars, launches of 430 Challenge and of the eagerly awaited new V12 F599 Fiorano in the year. Sales growth will also come from "Maserati" as its Quattroporte range will be expanded with Executive GT and Sports GT models; GranSport will also see a limited edition.

一間面積達30,000平方呎的大型高科技3S中心(銷售、維修及零件服務)十月於港島區開幕，加上位於九龍區現設的兩間汽車服務中心，令吾等可向顧客提供更高層次之技術服務。「瑪莎拉蒂」專用之全新陳列室亦於十月落成，進一步增強「瑪莎拉蒂」之推售，原有陳列室則轉為「法拉利」專用陳列室。

本集團將獲配更多「法拉利」汽車，430 Challenge及市場翹首以待的全新V12 F599 Fiorano亦將於本年推出，故吾等對二零零六年之汽車業務充滿信心。「瑪莎拉蒂」之Quattroporte系列將拓展至Executive GT及Sports GT型號，GranSport也將推出限量版，故「瑪莎拉蒂」銷售量也勢必增長。

Business Review *(Continued)*

業務回顧 *(續)*

Other businesses

其他業務

During the year, the Group was appointed as the regional distributor of the reputable Italian "Ferretti" motor yachts in Southern China covering Guangdong, Fujian, Hainan and Guangxi. Good sales growth potential is expected of this business.

年內，本集團被委任為意大利著名機動游艇「法拉帝」於華南地區之區域代理，代理區包括廣東、福建、海南及廣西。該業務可望有良好銷售增長潛力。

Rental incomes generated by our investment properties in Hong Kong and mainland China also increased. Such rental incomes are expected to grow continuously in 2006.

吾等於香港及中國大陸的投資物業之租金收入有所增加。此租金收入於二零零六年可望繼續增加。


ALPINE
B.J.COLE
Rogers

The Singaporean and Malaysian markets

新加坡及馬來西亞市場

The Singaporean operations consisted of the distribution of "MHI" and "Bodysonic" air-conditioning products, "Alpine" and "Rogers" car audio products and home audio-visual products of "Marantz", "Rogers" and "Mordaunt-Short". Whilst air-conditioning business did not do well due to a weak construction market, car audio products increased in both OEM and after-market sales. The Singaporean operations were profitable for the year.

於新加坡之業務包括分銷「三菱重工」及「先力」空調產品，「阿爾派」及「樂爵士」汽車音響產品，以及「馬蘭士」、「樂爵士」及「Mordaunt-Short」家庭影音產品。雖建築市場疲弱令空調設備業務未如理想，汽車音響產品於原設備生產及零售市場業務之銷售額均錄得增長。年內新加坡業務並錄得盈利。

The Malaysian operations consisted of mainly the same car audio and home audio-visual products as in Singapore. The car audio section managed good growth in 2005 and the Malaysian operations achieved a profitable year.

馬來西亞業務主要包括與新加坡業務相同之汽車音響及家庭影音產品。於二零零五年，汽車音響部份增長良好，馬來西亞業務並錄得盈利。

Business Review *(Continued)*

Joint-venture manufacturing business

(Jin Ling Electrical Company Limited – "JLE")

This 50%-owned business is engaged in the design and manufacture of washing machines under the "Jinling" brand for sale in the PRC, but also as an Original Equipment Manufacturer ("OEM") for customers in Africa, Latin America, MiddleEast and South East Asia.

Sales rose by RMB29.6 million (6.4%) to RMB494.3 million (2004: RMB464.7 million). Gross margins were under high pressure with the relentless upsurge in raw material costs. Share of loss in JLE amounted to HK$23.5 million (2004: HK$17.5 million). However, progress is made in identifying a solution to minimise the loss to the Group in this investment.

PERSONNEL

At the end of 2005, the total number of employees of the Group, excluding associates, was 316 (2004: 283), representing a 11.7% increase in headcount. This is mainly due to the expansion of our car business group and the opening of the new 3S centre for motor cars in Hong Kong.

The management was committed to staff motivation, training and improving communication to build a stable, competitive and dynamic workforce.

SUBSEQUENT EVENT

- **Acquisition of the distributorships**

  In February 2006, Wo Kee Hong Limited, a wholly owned subsidiary of the Company, acquired 100% shares of Firmmark Limited ("Firmmark"). As Firmmark is the distributor of the domestic electrical appliances under the famous US brand "Frigidaire" in Hong Kong and Macau ("Territories"), the Group in effect acquired the distributorship of the "Frigidaire" products in the Territories through its control of Firmmark.

業務回顧 *(續)*

合營生產業務

(金羚電器有限公司－「金羚電器」)

這間由本集團擁有50%權益之公司，從事設計及生產以「金羚」品牌之洗衣機在中國銷售，現時亦作為非洲、拉丁美洲、中東及東南亞客戶之原設備生產商(「OEM」)。

銷售額增加人民幣29,600,000元(6.4%)至人民幣494,300,000元(二零零四年：人民幣464,700,000元)。由於原料成本上升，導致毛利率倍添受壓。應佔金羚電器虧損達港幣23,500,000元(二零零四年：港幣17,500,000元)。然而吾等於努力尋求解決方案，以儘量減少本集團於是項投資中的虧損，並取得進展。

員工

於二零零五年年結日，本集團(不包括聯營公司)總員工人數為316人(二零零四年：283人)，總人數增加11.7%，主要乃汽車業務部擴張及新開幕之香港3S汽車服務中心增聘人手所致。

管理層致力加強員工士氣及培訓，改善溝通，構建一個穩定、有競爭力及充滿動力的員工團隊。

結算日後事項

- **獲得分銷權**

  於二零零六年二月，和記電業有限公司(本公司之全資附屬公司)收購了恒標有限公司(「恒標」)100%股權。由於恒標乃著名美國家電品牌「北極牌」產品於香港及澳門(「區域」)之分銷商，本集團實際透過收購恒標，獲得於區域內「北極牌」產品之分銷權。

SUBSEQUENT EVENT *(Continued)*

- **Acquisition of the distributorships** *(Continued)*

  In addition to "Frigidaire" of the United States, the famous brand of "Daewoo" of Korea also added to the Group's existing distributorship list of electrical appliances in early 2006.

- **Update on proceedings in the People's Republic of China**

  On February 17, 2006, the Company published an announcement relating to the update on the proceedings against 東莞長興制冷設備有限公司 (Dongguan Changxing Refrigeration Equipment Co. Ltd.*) ("Changxing", being the defendant), a 92%-owned subsidiary of the Company instigated by 廣州市祥能置業投資有限公司 (Guangzhou City Cheungnan Investment Co., Ltd.*) ("GCCI", being the plaintiff) claiming for the amount of US$1,996,600 (equivalent to approximately HK$15.6 million) and interest thereon (the "Proceedings").

  The Guangdong Province Higher People's Court ("Higher People's Court") affirmed the decision of the Dongguan City Medium People's Court ("The Dongguan City Court") on January 24, 2006, which founded in favour of GCCI and ordered Changxing to pay GCCI an amount equivalent to aggregate of the outstanding principal amount claimed and interest thereon and court fees for the Proceedings. The aggregate amount payable by Changxing pursuant to the order of The Dongguan City Court as affirmed by the Higher People's Court was approximately HK$31.1 million as at February 17, 2006. Changxing is currently seeking legal advice as to the possible course of action in light of the decision of the Higher People's Court.

  The Group acquired Changxing in early 1998. The Proceedings related to amounts borrowed by Changxing in 1993, before Changxing became a subsidiary of the Company and had not been disclosed to the Company by the vendor at the time of the acquisition in 1998. In light of the judgment by the Higher People's Court, the Group will conduct a review of the circumstances leading to the acquisition of the 92% interest in Changxing and after seeking advice, will consider whether there is any possible course of action by the Group, including claims against the vendor.

結算日後事項 *(續)*

- **獲得分銷權** *(續)*

  除美國「北極牌」以外，於二零零六年初本集團亦獲得韓國著名品牌「大宇」電器產品之分銷權。

- **於中華人民共和國內法律程序的最新消息**

  於二零零六年二月十七日，本公司刊發公佈，當中披露有關廣州市祥能置業投資有限公司(「祥能」即原告人)對本公司擁有92%權益的附屬公司東莞長興制冷設備有限公司(「長興」即抗辯人)提出法律程序(「法律程序」)，追討1,996,600美元(相等於約港幣15,600,000元)及相關利息。

  廣東省高級人民法院(「高級人民法院」)已確認東莞市中級人民法院(「東莞市法院」)於二零零六年一月二十四日判祥能勝訴，判長興向祥能支付相當於其索賠的未償本金額及相關利息合計的金額以及法律程序的受理費。據高級人民法院的確認，長興根據東莞市法院的指令應支付的金額合計約為港幣31,100,000元(截至二零零六年二月十七日)。長興現正就高級人民法院的判決而可作出的相應行動尋求法律意見。

  本集團於一九九八年初收購長興。法律程序乃關於長興於一九九三年(於長興成為本公司的附屬公司前)借取的款項。於一九九八年收購長興時，賣方並未向本公司披露有關事宜。鑑於高級人民法院的判決，本集團將檢討導致收購長興92%權益的情況，並於尋求意見後，將考慮本集團能否作出任何相應行動，包括向賣主索賠。

SUBSEQUENT EVENT *(Continued)*

- **Disposal of Equity Interest in a Joint Venture**

  On December 30, 2005, Italian Motors (Sales & Service) Limited, an indirect 89.92%-owned subsidiary of the Company, and Ferrari S.p.A. entered into an equity interest transfer agreement relating to the transfer of 29% equity interest in the Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd. (the "Joint Venture"), for a consideration of US$870,000 (equivalent to approximately HK$6.8 million). The scope of business of the Joint Venture is the import, distribution and sale of "Ferrari" and "Maserati" brand motor vehicles, their spare parts and ancillary products in the PRC.

PROSPECT

The main markets of our Group in Hong Kong, Macau, mainland China, Singapore and Malaysia are expected to continue to grow in 2006 and provide ample business opportunities for our Group.

Good sales and profit growth of our car business are targeted, to be made possible by the increase in allocation of cars to us by the factory. The new models are very popular in the market and some have a waiting list of over 2 years. Additional car brand may be added, which will complement our existing range to offer a fuller line up to our customers. The new 3S centre will generate additional sales of cars and repair services.

結算日後事項 *(續)*

- **出售合營企業的股本權益**

  於二零零五年十二月三十日，本公司間接擁有89.92%權益的附屬公司勵駿汽車有限公司與Ferrari S.p.A.訂立股權轉讓協議，內容為有關以代價870,000美元(相當於約港幣6,800,000元)轉讓法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司(該「合營企業」)29%的股本權益。該合營企業的業務範圍為「法拉利」、「瑪莎拉蒂」品牌汽車及其配件及輔助產品於中華人民共和國的進口、分銷及銷售。

展望

於二零零六年，本集團之主要市場香港、澳門、中國大陸、新加坡及馬來西亞均有望繼續增長，並為本集團提供充沛商機。

吾等將從汽車廠家獲配更多汽車，故汽車業務有望錄得良好銷售額及盈利增長。新汽車型號大受市場歡迎，部分訂單交貨期要排到兩年之後。吾等亦擬增售更多汽車品牌，以補充現有系列並向顧客提供更全面產品。新開幕的3S中心增加了汽車銷量及維修服務。

PROSPECT *(Continued)*

The air-conditioning business will maintain its sales and profit level. The addition of "Frigidaire" to our electrical appliances line up will provide higher profit margins in unique products like wine-cooler; also through the possible licensing of the brand, the Group can develop new products and make additional sales volume. Our own "Bodysonic" brand will develop new life style electrical products, like massage chair.

The Group's "Rogers" brand of audio-visual products will develop more special products with higher margins, with the goal of both enhancing its image and profitability. Efforts will be increased to develop the mainland China and overseas distribution of "Rogers". A new initiative of this year is to tap the business potential of musical softwares, "Rogers Music" is set up and that has launched its own publication of music and management of artists.

The direction of distributing more luxurious brands has started with Italian "Ferretti" motor yachts in Southern China with good sales potential. The Group will continue to secure more distributorship of luxurious brands as it will reinforce our Group's commitment as a distribution conglomerate of life style products, with satisfactory profit margins.

The Group is also considering ways to increase the profit contribution of our single largest fixed asset, the Wo Kee Hong Building in Hong Kong, which currently has a gross floor space of 433,482 sq.ft. on a land of 73,195 sq.ft. Changing of its usage is being considered. In the meantime, the rental income of this building and our other properties continues to improve.

Also, we are seeing good progress in rationalising our investment in Jin Ling Electrical Company Limited, that may minimise the possibility of future loss to the Group.

展望 *(續)*

空調業務將維持其銷售額及利潤水平。「北極牌」加入吾等之電器產品陣容後，有望籍洋酒恆溫櫃等獨特產品締造更高毛利。此外，透過特許之品牌授權，本集團亦可開發新產品提高銷售量。吾等之「先力」品牌將開發新型時尚生活產品，例如按摩椅等。

本集團之「樂爵士」品牌影音產品將開發更特別、毛利更高之產品，以同時提高產品形象及利潤水平。吾等將致力開拓「樂爵士」於中國大陸及海外市場之分銷。今年吾等將嘗試開拓音樂軟件市場，並已設立「Rogers Music」品牌，從事音樂出版及藝人管理事務。

分銷更多高級奢侈品牌乃集團之經營方向，奪取意大利「法拉帝」機動游艇於良好銷售潛力之華南地區的分銷權，即是良好開端。本集團將盡力繼續爭取更多高級奢侈品牌分銷權，以加強本集團分銷多元化產品之地位，並帶來豐沛之毛利。

本集團亦計劃增加位於香港的和記行大廈之盈利貢獻。此乃本集團最大的單一固定資產，佔地73,195平方呎，總面積433,482平方呎。吾等正考慮將大廈用途改變。現時，該大廈及吾等之其他物業之租金收入正持續增加。

此外，吾等在調整於金羚電器有限公司投資之方案正取得良好進展，將對本集團帶來之損失降至最低。

Richard Man Fai LEE
Executive Chairman & CEO

Hong Kong, April 11, 2006

執行主席兼行政總裁
李文輝

香港，二零零六年四月十一日

Executive Directors

Wing Sum LEE, aged 79, is the Founder and the Honorary Chairman of the Company. He has 61 years' experience in the distribution of consumer products. He has been involved in the marketing and strategic planning of the Group since its inception. He is an Honorary Permanent President of the Hong Kong and Kowloon Electrical Appliances Merchants Association Limited. Mr. LEE is the spouse of Ms. Kam Har YUE, who is a Non-executive Director of the Company and the father of Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE, both of whom are Executive Directors of the Company.

Richard Man Fai LEE, BSB, MBA, aged 49, the Executive Chairman and Chief Executive Officer of the Company, is the son of Mr. Wing Sum LEE, an Executive Director and Honorary Chairman of the Company and Ms. Kam Har YUE, a Non-executive Director and the elder brother of Mr. Jeff Man Bun LEE, an Executive Director of the Company. He is responsible for formulating the Group's overall strategic planning and business development. Mr. LEE has 26 years' experience in marketing consumer products. He has a bachelor's degree and a master's degree in business administration from the University of Minnesota. He was also elected and had served for two consecutive terms as the Chairman of the Radio Association of Hong Kong, the trade association of audio visual business in Hong Kong. He has been with the Group for 22 years.

Sammy Chi Chung SUEN, MBA, aged 59, is a Director of Wo Kee Hong Limited and Technorient Limited. He is in charge of sales and business development of the Group in the mainland China and Hong Kong. Mr. SUEN has over 30 years of experience in general management, sales and marketing of cars, electrical appliances and air-conditioning products. He has been with the Group for about 10 years.

Jeff Man Bun LEE, BSc, MSc, University of Michigan, MSc, Stanford University, aged 47, is a Director of the Company and was appointed in January 2002. He is the son of Mr. Wing Sum LEE and Ms. Kam Har YUE and the younger brother of Mr. Richard Man Fai LEE. He is responsible for the strategic planning and the development of new projects of the Group. Prior to joining the Group, he was a System Software Specialist at the Research and Development Department of Apple Computer International Limited for 5 years. He had also been actively involved in the Group's business from 1991 to 1997 prior to his current appointment.

執行董事

李永森，79歲，本公司創辦人兼榮譽主席，彼於代理消費品方面擁有61年經驗，自本集團創立至今，一直參與策劃本集團之市務及策略策劃事宜。彼為港九電器商聯會有限公司永遠名譽會長。李先生乃本公司非執行董事余金霞女士之配偶，並為本公司執行董事李文輝先生及李文彬先生之父親。

李文輝，BSB、MBA，49歲，本公司執行主席兼行政總裁，為本公司執行董事兼榮譽主席李永森先生及非執行董事余金霞女士之子，並為本公司執行董事李文彬先生之兄長，負責制訂本集團之整體策略計劃及業務發展。李先生擁有26年經銷消費品之經驗。彼獲明尼蘇達州大學 (University of Minnesota) 頒發工商管理學士及碩士銜。彼曾連續兩屆獲選並擔任港九無線電聯會之會長，該會為香港影音事業之聯會。彼已任職本集團22年。

孫志冲，MBA，59歲，和記電業有限公司及勵安有限公司之董事。負責中國大陸及香港之銷售及業務發展。孫先生擁有逾30年商管、銷售及推銷汽車、電器及空調產品經驗。彼已任職本集團約10年。

李文彬，BSc、MSc(麥芝根大學)、MSc(史丹福大學)，47歲，於二零零二年一月獲委任為本公司董事。李先生為李永森先生與余金霞女士之子，亦為李文輝先生之胞弟，負責本集團之策略規劃及開發新項目。彼在加盟本集團前，曾於 Apple Computer International Limited 研發部任職系統軟件工程專家一職，為時5年。彼在擔任本職之前，曾於一九九一年至一九九七年期間積極參與本集團業務。

Tik Tung WONG, FCCA, CPA (Practising), aged 49, has been a Director of the Company since June 2004 and is the Chief Financial Officer, qualified accountant and a member of the Remuneration Committee of the Company. He is also a Director of Jin Ling Electrical Company Limited, an associated company of the Company. Mr. WONG is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants. He is an Independent Non-executive Director of Chi Cheung Investment Company, Limited.

汪滌東，FCCA，CPA(執業)，49歲，彼自二零零四年六月起擔任本公司董事，並為本公司之財務總監、合資格會計師及薪酬委員會成員。其亦為本公司之聯營公司金羚電器有限公司之董事。汪先生為英國特許公認會計師公會資深會員及香港會計師公會會員。彼於至祥置業有限公司擔任獨立非執行董事。

Waison Chit Sing HUI, BBA, MBIM, aged 55, was appointed as Executive Director of the Company in March 2006. Mr. HUI has over 28 years' experience in retail management, as well as distribution of electrical appliances and consumer electronics products. He also has extensive experience in mainland China including representative of famous European luxurious apparel brands and the setting up and management of prestigious shopping malls.

許捷成，BBA，MBIM，55歲，於二零零六年三月獲委任為本公司之執行董事。許先生於零售管理、分銷電器及電子消費產品積逾28年經驗。彼亦擁有豐富國內經驗，包括代理歐洲著名服裝品牌，以及管理策劃高級大型購物商場。

Independent Non-executive Directors

獨立非執行董事

Boon Seng TAN, M.A., Cambridge University, aged 50, has been an Independent Non-executive Director of the Company since April 1999 and is a member of the Audit Committee and the Chairman of the Remuneration Committee of the Company. Mr. TAN is the Chairman and Managing Director of Lee Hing Development Limited and a non-executive director of Star Cruises Limited, both companies are listed on the Main Board of the Stock Exchange. He is also the executive Director of IGB Corporation Berhad, a company listed on the stock exchange of Kaula Lumpar, Malaysia. He also holds Directorships in many other companies.

陳文生，M.A.(劍橋大學)，50歲，彼自一九九九年四月起擔任本公司之獨立非執行董事，並為本公司審核委員會成員及薪酬委員會主席。陳先生為利興發展有限公司之主席兼董事總經理，麗星郵輪有限公司之非執行董事，此兩間公司均於香港聯交所主板上市。彼亦擔任馬來西亞吉隆坡證券交易所上市公司IGB Corporation Berhad之執行董事。彼並擔任多間公司之董事。

Raymond Cho Min LEE, Ed.M, Harvard University, aged 50, has been an Independent Non-executive Director of the Company since May 2001 and is the Chairman of the Audit Committee of the Company. Mr. LEE is the Chairman of Oasis Hong Kong Airlines, and Chairman of the U.S.-based East West Enterprises Co. Ltd. and the Oasis Development Enterprises Group of Real Estate Development and investment companies. In addition, he is the Founder and Director of the East West Institute of International Studies at Gordon College (USA) and over the years has served on the boards of various community and charitable organisations.

李卓民，Ed.M(哈佛大學)，50歲，彼自二零零一年五月起擔任本公司之獨立非執行董事，並為本公司審核委員會主席，並為Oasis Hong Kong Airlines、美國 East West Enterprises Co. Ltd. 及 Oasis Development Enterprises 集團房地產發展及投資公司之主席。彼亦是美國Gordon College (USA)之 East West Institute of International Studies之創辦人及董事。多年來，彼亦擔任多間社會及慈善機構之董事。

Ying Kwan CHEUNG, FCCA, CPA, aged 46, has been an Independent Non-executive Director of the Company since November 2005 and is a member of the Audit Committee and a member of the Remuneration Committee of the Company. He served as the qualified accountant and company secretary at a Hong Kong publicly listed company from 2001 to March 2006. He has extensive experience in financial management and had worked with a number of listed companies in various industries. He is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.

張應坤，FCCA、CPA，46歲，彼自二零零五年十一月起擔任本公司之獨立非執行董事，並為本公司審核委員會及薪酬委員會成員。張先生於二零零一年至二零零六年三月，在一間香港上市公司擔任合資格會計師及公司秘書。彼於財務管理領域經驗豐富，並曾服務於各類行業之上市公司。張先生為英國特許公認會計師資深會員及香港會計師公會會員。

Non-executive Director

非執行董事

Kam Har YUE, aged 73, was involved in the policy making of the Group from 1962 to December 1989. She has been re-designated as a Non-executive Director of the Company since then to scrutinise the performance of management of the Company. She has over 31 years' experience in trading and distribution of consumer products. Ms. YUE is the spouse of Mr. Wing Sum LEE, who is an Executive Director and Honorary Chairman of the Company and the mother of Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE, both of whom are Executive Directors of the Company.

余金霞，73歲，自一九六二年至一九八九年十二月一直參與本集團之決策事宜，此後改任本公司之非執行董事，負責監察本公司管理層表現。彼於貿易及分銷消費者產品擁有逾31年經驗。余女士乃本公司執行董事兼榮譽主席李永森先生之配偶，並為本公司執行董事李文輝先生及李文彬先生之母親。

Senior Management

高層管理人員

Herbert ADAMCZYK, aged 65, is the Managing Director of Technorient Limited. He has 41 years' experience in the automotive trade in Hong Kong. He has a motor engineering background and has been with the Technorient Group, which is a subsidiary of our Group for 23 years.

Herbert ADAMCZYK（夏德成），65歲，勵安有限公司之董事總經理，於香港汽車貿易累積41年經驗。彼擁有汽車工程學歷，已任職勵安集團23年，而該集團為本集團之附屬公司。

Powell Kwok Chuen CHEUNG, MBA, aged 42, is the General Manager of the AV division of Wo Kee Hong Limited. He is also a Director of Rogers Music, a subsidiary of the Group. He has 17 years' sales and marketing experience in both industrial and consumer products. He has been with the Group for 14 years.

張國存，MBA，42歲，和記電業有限公司影音部之總經理，並為本集團附屬公司Rogers Music之董事。彼於工業及消費產品方面擁有17年銷售及推銷經驗。彼已任職本集團14年。

Kwang Liang CHIA, BSBA (Hons), aged 45, is a Director and General Manager of the subsidiary companies of the Group in Singapore. He also oversees the operation of the companies in Malaysia. He has over 20 years' of corporate and financial management experience and has been with the Wo Kee Hong Group for 12 years. Prior to joining the Group, he worked in KPMG Peat Marwick as an Auditor for 5 years and a multinational company for 3 years. He is also an Officer of the Singapore Arm Forces.

Kwang Liang CHIA（謝光亮），BSBA (Hons)，45歲，兼任多間本集團於新加坡之附屬公司董事及總經理。同時彼亦主管多間馬來西亞公司之營運。彼於企業及財務管理方面擁有逾20年經驗，在本集團已任職12年。彼在加入本集團前，於KPMG Peat Marwick擔任核數師5年及於一間跨國公司工作3年。彼亦為新加坡武裝部隊之現任軍官。

Siew Yit HOH, aged 40, a Director of Mega Warehouse (Hong Kong) Limited, is the wife of Mr. Richard Man Fai LEE, Executive Chairman and Chief Executive Officer of the Company. She has 17 years of experience in service industry and 14 years of experience in community public relations. She has been with the Group for 14 years.

Siew Yit HOH（何秀月），40歲，買家倉（香港）有限公司之董事，為本公司執行主席兼行政總裁李文輝先生之妻子，彼於服務行業及社區公共關係方面分別擁有17年及14年經驗。彼已任職本集團14年。

John NEWMAN, aged 39, is the General Manager of Auto Italia Limited, a subsidiary of Technorient Ltd. He has 18 years' experience with blue chip sports and luxury car manufacturers and importers, and was a director of a successful motor racing team in Europe. He holds a Diploma in Business and Finance, is a qualified pilot and is a member of the Institute of the Motor Industry in the UK. Experienced in sales, marketing, distribution, dealer development, media communications and customer relationship management, he has been with the company for six months.

John NEWMAN，39歲，於勵安有限公司之一間附屬公司快意汽車有限公司擔任總經理。彼於藍籌跑車及豪華汽車製造及進口行業擁有18年經驗，並曾擔任一個成功歐洲賽車隊主管。彼持有商業及財務學文憑，為合資格飛機機師及英國汽車工業學會會員。彼於銷售、推廣、分銷、代理商拓展、流動通訊及客戶關係管理等領域具有豐富經驗，並已服務本公司六個月。

Ruby Wai Ying TANG, BBA, aged 41, is the General Manager of Human Resources and Administration Department of the Group and the Senior Marketing Manager of Wo Kee Hong Limited. She has 18 years' sales and marketing experience in both business-to-business and business-to-consumer environment in Hong Kong and China markets. She has also been actively involved in business development, administration and operations. She graduated from the Hong Kong Baptist University with a bachelor of business administration degree (major in office management). She is also a member of the Hong Kong Institute of Marketing and the Hong Kong Management Association. She has been with the Group for 14 years.

鄧慧瑩，BBA，41歲，本集團人力資源及行政部總經理及和記電業有限公司高級市務經理。彼於香港及中國B2B及B2C方面擁有18年銷售及推廣經驗。彼積極參與本集團之業務發展、行政及運作。彼畢業於香港浸會大學，持工商管理學士（主修辦公室管理），並為香港市務學會及香港管理專業協會之會員。彼已任職本集團14年。

Chi Choi TONG, aged 53, is the Sales Manager of the Group. He has over 28 years' sales and marketing experience in the audio field and considerable marketing experience in PRC. He has been with the Group for 33 years.

唐志才，53歲，本集團之營業經理。彼於音響銷售及推廣擁有逾28年經驗。彼於國內銷售亦有豐富經驗。彼已任職本集團33年。

Terence Po Sheung WONG, aged 53, is the General Manager of Wo Kee Services Limited and was appointed in May 2005. He has 35 years' experience in property management, distribution management, after-sales services and logistics management. He had been with the Group for 6 years from 1991 to 1997 prior to his current appointment.

黃寶驤，53歲，於二零零五年五月獲委任為和記電器服務有限公司總經理。彼於房地產管理、分銷管理、售後服務及後勤管理方面積35年經驗。彼在擔任本職之前，曾於一九九一年至一九九七年期間任職本集團為時六年。

Johnson Ka Chiu WOO, aged 58, is the General Sales Manager of Commercial Air-conditioner of Wo Kee Hong Limited. He has worked in a multinational air-conditioning engineering firm for years and has 36 years' experience in the sales management of air-conditioning products in multinational firms. He is now responsible for the development and promotion in the China market. He has been with the Group for 7 years.

胡嘉樵，58歲，和記電業有限公司商用空調機之營業總經理。彼曾於國際性空調工程公司任職多年，在銷售及推廣空調產品方面累積了36年經驗，現主要負責發展中國空調市場及推廣。彼已任職本集團7年。

Tony Yu Cheung YAU, aged 53, is the General Manager of Appliance Business Group of Wo Kee Hong Limited. He has 28 years' experience in business management, advertising planning, sales and marketing. He has been with the Group for 13 years.

游汝祥，53歲，和記電業有限公司家電業務團之總經理。彼於商業管理、廣告策劃、銷售及推廣擁有28年經驗。彼已任職本集團13年。

The Directors present to shareholders this annual report and audited financial statements for the financial year ended December 31, 2005.

董事向各股東提呈本年報及截至二零零五年十二月三十一日止財政年度之經審核財務報表。

Principal Activities

主要業務

The Company acts as an investment holding company.

本公司為一家投資控股公司。

Its subsidiaries were principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products; audio-visual equipment; car audio and electronic products; motor vehicles and car accessories; and other electronic and electrical products. The activities and other particulars of the principal subsidiaries are set out in Note 50 to the financial statements.

其附屬公司主要經營入口、推廣及代理經銷空調及冷凍產品、影音設備、汽車音響及電子產品、汽車及汽車配件，以及其他電子及電器產品。各主要附屬公司之業務及其他資料載列於財務報表賬項附註第50項內。

Segmental Information

分類資料

Details of segmental information are set out in Note 7 to the financial statements.

分類資料詳情載列於財務報表賬項附註第7項。

Group Results

集團業績

The consolidated income statement is set out on page 72 and further analysis is given in the accompanying notes to the financial statements.

綜合損益表載列於第72頁，其分析則一併載列於財務報表賬項附註內。

Dividends

股息

The Directors do not recommend the payment of a final dividend (2004: nil) for the year ended December 31, 2005. No interim dividend was paid during the year (2004: nil).

董事並不建議就截至二零零五年十二月三十一日止年度派發末期股息(二零零四年：無)。本年內並無派發中期股息(二零零四年：無)。

Group Financial Summary

集團財務摘要

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 7.

本集團於過去五個財政年度之業績、資產及負債之摘要載列於第7頁內。

Share Capital and Share Options

股本及優先認股權

Details of movements in the share capital of the Company during the year are set out in Note 37 to the financial statements.

本年度本公司股本之變動詳情載列於財務報表賬項附註第37項內。

Information about the share options of the Company and details of movements in the share options of the Company during the year are set out on pages 183 to 185 of this Annual Report and in Note 48 to the financial statements.

本年度有關本公司優先認股權資料及授予優先認股權之變動詳情載列於本年報第183至185頁及財務報表賬項附註第48項內。

Reserves

Details of movements in reserves of the Group and of the Company during the year are set out in the consolidated statement of changes in equity on pages 76 to 77 of this Annual Report and in Note 38 to the financial statements respectively.

儲備

本年度本集團及本公司儲備之變動情況分別詳載於本年報第76至77頁之綜合權益變動報表及財務報表賬項附註第38項內。

Property, Plant and Equipment

Details of movements in property, plant and equipment of the Group and of the Company during the year are set out in Note 18 to the financial statements.

物業、廠房及設備

本年度本集團及本公司之物業、廠房及設備之變動情況詳載於財務報表賬項附註第18項內。

Donations

During the year, the Group made charitable and other donations of HK$208,000 (2004: HK$74,000).

捐款

本年度本集團之慈善及其他捐款總額為港幣208,000元(二零零四年：港幣74,000元)。

Borrowings

Details of the Group's borrowings are set out in Note 34 to the financial statements. No interest was capitalised by the Group during the year.

貸款

本集團貸款之詳情載列於財務報表賬項附註第34項內，本年度本集團並無將利息資本化。

Major Customers and Suppliers

The Group's five largest suppliers accounted for 47.0% of the Group's purchases during the year, 16.0% being attributable to the largest supplier.

The percentage of turnover attributable to the Group's five largest customers is less than 30.0% during the year.

As far as the Directors are aware, no Director of the Company, their associates or any shareholder (who to the knowledge of the Directors owns more than 5% of the Company's share capital) has interest in the Group's five largest suppliers.

主要客戶及供應商

本年度本集團之五大供應商佔本集團採購額之47.0%，其中最大供應商佔16.0%。

本年度來自本集團五大客戶之營業額佔本集團總營業額不足30.0%。

據董事所知，概無本公司董事、彼等之聯繫人士或任何股東(據董事知悉擁有本公司股本5%以上)於本集團五大供應商中擁有權益。

Connected Transactions

Details of connected transactions of the Company during the year are disclosed in "Directors' Interests in Contracts" in this Directors' Report.

In 2005, in respect of the Group's occupancy of various units at Wo Kee Hong Building, the Group paid to Sumwell Property Management Limited ("SPML"), as a building manager to operate a building management fund for Wo Kee Hong Building, building management and other fees of total HK$4,206,000 which SPML received on behalf of the management fund.

During the year under review, the transactions in the ordinary courses of business within the Group which involved the companies in which Messrs. Wing Sum LEE, Richard Man Fai LEE, Jeff Man Bun LEE and Ms. Kam Har YUE are directly or indirectly interested are shown in Note 42 to the financial statements.

關連交易

本年度本公司之關連交易詳情於董事會報告書「董事在合約上之利益」一節內披露。

於二零零五年度，本集團就佔用和記行大廈多個單位支付予森和物業管理有限公司（「森和物業」）（作為和記行大廈之管理公司以經營樓宇管理基金），作為樓宇管理費及其他費用合共港幣4,206,000元，由森和物業代管理基金收取。

本年度內，本集團與李永森先生、李文輝先生、李文彬先生及余金霞女士均直接或間接擁有權益之公司所進行之正常商業交易載列於財務報表賬項附註第42項內。

Directors

The Directors of the Company who held office during the year and up to the date of this report are:

Executive

Wing Sum LEE *(Honorary Chairman)*
Richard Man Fai LEE *(Executive Chairman and Chief Executive Officer)*
Sammy Chi Chung SUEN
Jeff Man Bun LEE
Tik Tung WONG
Waison Chit Sing HUI *(Appointed on March 16, 2006)*

Non-executive

Kam Har YUE

董事

本年度內及直至本年報日本公司董事之芳名如下：

執行董事

李永森先生 *(榮譽主席)*
李文輝先生 *(執行主席兼行政總裁)*
孫志冲先生
李文彬先生
汪滌東先生
許捷成先生 *(於二零零六年三月十六日獲委任)*

非執行董事

余金霞女士

Directors *(Continued)*

Independent Non-executive

Boon Seng TAN
Raymond Cho Min LEE
Ying Kwan CHEUNG *(Appointed on November 3, 2005)*
Kenji Tak Hing CHAN *(Resigned on November 3, 2005)*

In accordance with bye-law No. 99 of the Bye-Laws of the Company, Messrs. Sammy Chi Chung SUEN and Boon Seng TAN will retire from office by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

In accordance with bye-law No. 102(B) of the Bye-Laws of the Company, Messrs. Ying Kwan CHEUNG and Waison Chit Sing HUI will retire from office at the forthcoming General Meeting and, being eligible, offer themselves for re-election.

According to the Wo Kee Hong (Holdings) Limited Company Act, 1991, no Director holding the office of chairman or managing director shall be subject to retirement by rotation as provided in the Bye-Laws of the Company. In order to comply with Code Provision A.4.2 of the Code on Corporate Governance Practices of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years, Mr. Richard Man Fai LEE, being the Chairman of the Company, will retire voluntarily from office at the forthcoming Annual General Meeting and, being eligible, offer himself for re-election.

The Independent Non-executive Directors ("INEDs") are subject to retirement by rotation in accordance with the Company's Bye-Laws. The Company has received from each INED a confirmation of his independence pursuant to the new independence guidelines set out in Rule 3.13 of the Listing Rules. The Company considers the INEDs to be independent.

董事 *(續)*

獨立非執行董事

陳文生先生
李卓民先生
張應坤先生 *(於二零零五年十一月三日獲委任)*
陳德興先生 *(於二零零五年十一月三日辭任)*

依據本公司之公司細則第99條，孫志冲先生及陳文生先生在即將舉行之股東週年大會上輪席告退，惟願意接受膺選連任。

依據本公司之公司細則第102(B)條，張應坤先生及許捷成先生在即將舉行之股東大會上輪席告退，惟願意接受膺選連任。

根據和記行(集團)有限公司一九九一年公司法，擔任主席或董事總經理之董事無須按公司細則輪席告退。為符合香港聯合交易所有限公司證券上市規則(「上市規則」)所載之企業管治常規守則第A.4.2條，即每名董事(包括有指定任期的董事)應輪席告退，至少每三年一次，現任公司主席李文輝先生在即將舉行之股東週年大會自願告退，惟願意膺選連任。

獨立非執行董事須依據本公司之公司細則輪席告退。根據上市規則第3.13條新獨立指引，本公司已收到每位獨立非執行董事確認其乃屬獨立。本公司認為獨立非執行董事乃屬獨立。

Directors' Service Contracts

None of the Directors who is proposed for re-election at the forthcoming Annual General Meeting has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Mr. Wing Sum LEE entered into a service agreement with the Company for a term of 3 years commencing from July 1, 1991 and the appointment continues thereafter unless and until terminated by either party giving to the other 6 months' notice in writing.

Mr. Richard Man Fai LEE entered into a service agreement with the Company for a term of 3 years commencing from April 1, 2002 and the appointment continues thereafter unless and until terminated by either party giving to the other 6 months' notice in writing or pay-in-lieu.

Mr. Jeff Man Bun LEE entered into a service agreement with the Company for a term of 1 year commencing from January 21, 2002 and the appointment continues thereafter unless and until terminated by either party giving to the other 3 months' notice in writing or pay-in-lieu.

董事之服務合約

在即將召開之股東週年大會上獲提名連任之董事概無與本公司訂立任何本公司不可於一年內不作賠償(法定賠償除外)而終止之服務合約。

李永森先生與本公司訂立為期三年之服務合約，並於一九九一年七月一日開始，且是項委任此後持續有效，除其中一方提前六個月發出書面通知予對方終止有關委任為止。

李文輝先生與本公司訂立為期三年之服務合約，並於二零零二年四月一日開始，且是項委任此後持續有效，除其中一方提前六個月發出書面通知或代通知金予對方終止有關委任為止。

李文彬先生與本公司訂立為期一年之服務合約，並於二零零二年一月二十一日開始，且是項委任此後持續有效，除其中一方提前三個月發出書面通知或代通知金予對方終止有關委任為止。

Directors' Interests in Securities

董事之證券權益

At December 31, 2005, the interests and short positions of each Director and chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange are as follows:

於二零零五年十二月三十一日，本公司各董事及主要行政人員於本公司或任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債權證中擁有根據證券及期貨條例第352條須記入登記冊之權益及淡倉；或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益及淡倉如下：

(a) Beneficial interests and short position in the shares of the Company at December 31, 2005:

(a) 於二零零五年十二月三十一日，本公司股份之實益權益及淡倉：

	Number of ordinary shares of HK$0.10 each ("Share") 每股面值港幣0.10元普通股股份（「股份」）數目			
Directors 董事	**Personal Interests 個人權益**	**Family Interests 家族權益**	**Corporate Interests 公司權益**	**Total Interests 權益總計**
Mr. Richard Man Fai LEE 李文輝先生	33,564,388	6,738,732 *(Note 1)* *(附註1)*	1,171,335,706 *(Note 2)* *(附註2)*	1,211,638,826
Mr. Jeff Man Bun LEE 李文彬先生	4,719,000	–	1,185,792,896 *(Notes 2 & 3)* *(附註2及3)*	1,190,511,896
Ms. Kam Har YUE 余金霞女士	52,097,162	–	1,171,335,706 *(Note 2)* *(附註2)*	1,223,432,868
Mr. Sammy Chi Chung SUEN 孫志冲先生	471,900	–	–	471,900
Mr. Raymond Cho Min LEE 李卓民先生	–	–	19,202,000 *(Note 4)* *(附註4)*	19,202,000

Directors' Interests in Securities *(Continued)*

(a) *(Continued)*:

Notes:

1. The 6,738,732 Shares are owned by Ms. Siew Yit HOH, the spouse of Mr. Richard Man Fai LEE.

2. The 1,171,335,706 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

3. Out of the 1,185,792,896 Shares, 14,457,190 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.

4. The 19,202,000 Shares are beneficially owned by ODE Asia Limited, 100% owned by M.W. Lee & Sons Enterprises Limited which is controlled by Mr. Raymond Cho Min LEE.

5. All interests in the Shares are long positions. None of the Directors held any short position in the Shares.

(b) Beneficial interests and short positions in underlying shares of equity derivatives of the Company at December 31, 2005 are disclosed in the section headed "Share Option Information" of this Annual Report.

董事之證券權益 *(續)*

(a) *(續)*：

附註：

1. 該6,738,732股股份由李文輝先生之配偶何秀月女士擁有。

2. 該1,171,335,706股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

3. 該1,185,792,896股股份當中，14,457,190股股份由Fisherman Enterprises Inc.持有，該公司於英屬處女群島註冊成立，由李文彬先生全資擁有。

4. 該19,202,000股股份由M.W. Lee & Sons Enterprises Limited全資擁有的ODE Asia Limited所實益擁有，而M.W. Lee & Sons Enterprises Limited則由李卓民先生所控制。

5. 股份中所有權益均為好倉。各董事概無於股份中持有任何淡倉。

(b) 於二零零五年十二月三十一日，本公司之股票衍生工具之相關股份之實益權益及淡倉在本年報「優先認股權資料」一節內予以披露。

Directors' Interests in Securities *(Continued)*

董事之證券權益（續）

(c) Beneficial interests and short position in shares in associated corporations at December 31, 2005:

(c) 於二零零五年十二月三十一日，於相聯法團之股份之實益權益及淡倉：

Directors 董事	Name of associated corporation 相聯法團名稱	Number of shares or equity interests held or interested in 持有或擁有之股份數目或股本權益	Class and/or description of shares/interests 股份／權益類別及／或概況
Mr. Wing Sum LEE 李永森先生	Stoneycroft Estates Limited	15,750,000	non-voting deferred shares 無投票權遞延股
	Wo Kee Hong Limited 和記電業有限公司	8,500	non-voting deferred shares 無投票權遞延股
	Wo Kee Services Limited 和記電器服務有限公司	1	non-voting deferred shares 無投票權遞延股
Ms. Kam Har YUE 余金霞女士	Forward International Corporation, Limited 福和貿易有限公司	34,335	non-voting deferred shares 無投票權遞延股
	Shinwa Engineering Company, Limited 信和工程有限公司	3,850,000	non-voting deferred shares 無投票權遞延股
	Stoneycroft Estates Limited	340,000	non-voting deferred shares 無投票權遞延股
	Wo Kee Hong Limited 和記電業有限公司	400	non-voting deferred shares 無投票權遞延股

(d) Directors' interest in assets and/or arrangement

At December 31, 2005, none of the Directors had any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any members of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

At December 31, 2005, there is no contract or arrangement subsisting in which a Director was materially interested and which was significant in relation to the business of the Group as a whole.

(d) 董事於資產及／或安排之權益

截至二零零五年十二月三十一日，無任何董事於已收購或出售或租賃予本集團任何成員之資產，或於擬收購或出售或租賃予本集團任何成員之任何資產中享有任何直接或間接權益。

截至二零零五年十二月三十一日，並無任何董事於本集團整體業務有重要影響之合約或安排中享有重大利益。

Directors' Interests in Contracts

(a) Stoneycroft Estates Limited ("Stoneycroft") and Ever Rising Investments Limited, both are wholly-owned subsidiaries of the Company, (hereinafter collectively referred as "Owners") entered into a deed of mutual covenant and management agreement with Sumwell Property Management Limited ("SPML"), a company owned by Cyber Tower Inc. ("Cyber Tower"), and Ms. Kam Har YUE. Pursuant to the agreement, Owners appointed SPML to be the manager for a term of 2 years from December 29, 1998 (renewable automatically thereafter) to undertake the management, operation, servicing, maintenance, repair, renovation and replacement of Wo Kee Hong Building. The agreement can be terminated by either the committee of the Owners or SPML by giving 3 months' prior notice. The total management fee paid by the Owners to SPML in 2005 was HK$417,000.

Cyber Tower is the trustee of The WS Lee Unit Trust, 99% of the units of which are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE, all of which are Directors of the Company, are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

(b) Owners entered into a service agreement with SPML on July 29, 2004. Pursuant to the service agreement, Owners appointed SPML to be the service company for a term of 1 year from April 1, 2004 for providing administrative and advisory services on the tenancy of Wo Kee Hong Building. The service agreement expired on March 31, 2005. The total amount of service fee paid to SPML in 2005 was HK$4,500.

董事在合約上之利益

(a) 本公司之全資附屬公司Stoneycroft Estates Limited(「Stoneycroft」)及Ever Rising Investments Limited(統稱為「業主」)與一間由Cyber Tower Inc.(「Cyber Tower」)及余金霞女士擁有之公司—森和物業管理有限公司(「森和物業」)簽訂一項大廈公契及管理協議。根據該協議,業主委任森和物業為管理人,任期由一九九八年十二月二十九日起為期兩年(並於到期後自動延續),負責管理、運作、保養、維修、修理、翻新及重置和記行大廈。業主委員會或森和物業可預先給予對方三個月通知以終止該協議。業主於二零零五年支付予森和物業之管理費合共為港幣417,000元。

Cyber Tower為The WS Lee Unit Trust之信託人,當中99%之基金單位由李永森先生之家族成員包括余金霞女士、李文輝先生及李文彬先生(均為本公司董事)為受益人之全權信託持有。The WS Lee Unit Trust剩餘之1%基金單位由Skylink International Asset Corporation(一家於英屬處女群島註冊成立並由余金霞女士、李文輝先生及李文彬先生擁有之公司)持有。

(b) 業主與森和物業於二零零四年七月二十九日簽訂服務協議。根據該服務協議,業主委任森和物業為服務公司,任期由二零零四年四月一日起為期一年,提供和記行大廈之租賃行政及諮詢服務。服務協議於二零零五年三月三十一日到期。於二零零五年已支付森和物業之服務費合共為港幣4,500元。

Directors' Interests in Contracts *(Continued)*

(c) Owners entered into another service agreement with SPML on December 24, 2004. Pursuant to the agreement, Owners appointed SPML to be the service company for a term of one year from October 1, 2004 for arranging, administrating, advising and/or supervising the repair and maintenance projects in Wo Kee Hong Building. The agreement can be terminated by either the Owners or SPML by giving to the other party/parties three months prior written notice. The service agreement expired on September 30, 2005. The total amount of service fee paid to SPML in 2005 was HK$32,400.

(d) Owners entered into a service agreement with SPML on January 1, 2004 in respect of the accounting service of the Wo Kee Hong Building Management Fund rendered by SPML. The service fees are fixed at HK$162,000 per annum.

(e) On May 27, 2005, Owners entered into a service agreement with Sumwell Development Limited ("SDL"), which is owned by Mr. Wing Sum LEE and Pioneer Dragon Development Ltd. ("Pioneer Dragon"). Pioneer Dragon is solely owned by Cyber Tower. Pursuant to the agreement, Owners appointed SDL as the project manager rendering administrative and advisory services for the application for modification of the use of Kwai Chung Town Lot No. 366, with effect from May 27, 2005. Either Owners or SDL may terminate the agreement by 1 month's written notice to the other party. The total remuneration paid to SDL in 2005 was HK$40,000.

Apart from the foregoing, there were no other contracts of significance in relation to the Group's business, to which the Company or any of its subsidiaries was a party and in which a Director had, whether directly or indirectly, a material interest subsisting at the end of the year or at any time during the year ended December 31, 2005.

董事在合約上之利益 *(續)*

(c) 業主與森和物業於二零零四年十二月二十四日簽訂另一項服務協議。根據該協議，業主委任森和物業為服務公司，任期由二零零四年十月一日起為期一年，為和記行大廈之維修及保養工程提供安排、管理、顧問及/或監管服務。業主或森和物業可預先給予對方三個月書面通知以終止該協議。服務協議已於二零零五年九月三十日到期。於二零零五年已支付森和物業之服務費為港幣32,400元。

(d) 業主與森和物業於二零零四年一月一日就森和物業為和記行大廈管理基金提供之會計服務簽訂服務協議。該等服務費定為每年港幣162,000元。

(e) 於二零零五年五月二十七日，業主與森和發展有限公司(「森和發展」)簽訂一項服務協議，森和發展乃由李永森先生及Pioneer Dragon Development Ltd.(「Pioneer Dragon」)擁有。Pioneer Dragon由Cyber Tower全資持有。依據該協議，業主委任森和發展為項目經理，為葵涌市地段366號地盤改變用途提供管理及咨詢服務，協議自二零零五年五月二十七日起生效。業主或森和發展均可預先給予對方一個月書面通知以終止該協議。二零零五年內付予森和發展之酬金共港幣40,000元。

除上述者外，本公司或其任何附屬公司於本年底或截至二零零五年十二月三十一日止年度內任何時間，並無簽訂任何與本集團業務有關而本公司董事在其中直接或間接享有重大利益之重要合約。

Directors' Interests in Competing Business

None of the Directors of the Company (other than Independent Non-executive Directors) is interested in any business apart from the Company's business, which competes or is likely to compete, either directly or indirectly, with the Company's business.

董事在競爭行業之權益

除本公司之業務外，本公司各董事(獨立非執行董事除外)概無在任何與本公司業務有直接或間接競爭或可能有競爭之業務中擁有權益。

Proposed Share Consolidation

Reference is made to the announcements made by the Company dated August 18, 2005, February 23, 2006 and April 11, 2006 respectively. Taken into consideration of Rule 13.64 of the Listing Rules, the Board resolved to proceed with a consolidation of the shares of the Company on the basis of consolidating ten existing shares into one consolidated shares and proposed to put forward the share consolidation for the consideration and approval of the shareholders at a Special General Meeting to be held on June 15, 2006. Full particulars of the proposed share consolidation are set out in the circular despatched together with this Annual Report.

建議之股份合併

請參閱本公司分別於二零零五年八月十八日、二零零六年二月二十三日及二零零六年四月十一日之公佈。依據上市規則13.64條之規定，董事會決定對本公司之股份進行合併，每十股現有股份合併為一股，並建議將股份合併提呈股東特別大會(於二零零六年六月十五日舉行)由股東審議批准。建議股份合併之詳情請參閱與本年報同時刊發之通函。

Convertible Securities, Options, Warrants or Similar Rights

Issue of Convertible Note

On August 18, 2005, the Company entered into a subscription agreement with Hanny Holdings Limited in relation to the subscription of a 7.25% coupon convertible note due 2008 of the Company by Hanny Holdings Limited or its subsidiary or affiliated company in the principal amount of HK$30 million ("Convertible Note"). The initial conversion price is HK$0.10 per share, subject to adjustment. Maturity will fall on the day immediately preceding the third anniversary of the date of issue of the Convertible Note. Upon full conversion of the Convertible Note at the initial conversion price of HK$0.10 per share, 300 million shares of the company will be issued and they represent approximately 13.54% of the existing issued share capital of the Company as at the date of this report and approximately 11.92% of the issued share capital of the Company as enlarged by the conversion shares. The net proceeds from the issue of the Convertible Note is approximately HK$28 million which has been used by the Company as additional general working capital. No Convertible Note has been converted or redeemed during the year under review.

可換股證券、期權、認股權證及相類權利

發行可換股票據

於二零零五年八月十八日，本公司就錦興集團有限公司或其附屬公司或其聯屬公司認購本公司發行本金為港幣30,000,000元，票面息率為7.25%於二零零八年到期的可換股票據(「可換股票據」)，與錦興集團有限公司達成認購合約。除經調整外，初始換股價為每股港幣0.10元。到期日乃以該可換股票據發行日期計第三個週年日之前一日。可換股票據按每股港幣0.10元悉數轉換後將發行300,000,000股，佔本年報日本公司已發行股本約13.54%或佔本公司因換股而增加之股本約11.92%。可換股票據集資淨額約為港幣28,000,000元，用於本公司一般營運資金。於回顧年度，並無任何可換股票據被轉換或贖回。

Other than the Convertible Note and the share option schemes of the Company set out in Note 48 to the financial statements, the Company had no outstanding convertible securities, options, warrants or similar rights at December 31, 2005. Other than the Convertible Note and the share options pursuant to the share option schemes of the Company as explained in the "Share Option Information" section, there was no issue or exercise of any convertible securities, options, warrants or similar rights of the Company during the year.

除可換股票據及載列於財務報表賬項附註第48項內之優先認股權計劃外，截至二零零五年十二月三十一日為止，本公司並無任何尚未行使之可換股證券、期權、認股權證及相類權利。除可換股票據及根據列載於「優先認股權資料」一節內按優先認股權計劃所發行及行使之優先認股權外，本公司在年度內並無發行及行使任何可換股證券、期權、認購權證及相類權利。

Substantial Shareholders

本公司之主要股東

Save as disclosed below and in the section headed "Directors' Interests in Securities", at December 31, 2005, so far as is known to the Directors, no other person had, or was deemed or taken to have an interest or short position of 5% or more of the interests in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

除下文所披露者及於「董事之證券權益」一節外，於二零零五年十二月三十一日，就董事所知，概無其他人士於本公司股份或相關股份中擁有或被視為或當作擁有5%或以上之權益或淡倉，而須根據證券及期貨條例第336條記入登記冊之內：

(a) Benificial interest and short position in the shares of the Company at December 31, 2005:

(a) 於二零零五年十二月三十一日，本公司股份之實益權益及淡倉：

Company Name 公司名稱	Number of Shares 股份數目	Approximate % of the total issued Shares 佔已發行股本總額之概約百分比
Modern Orbit Limited	1,171,335,706	52.85%

Note: The 1,171,335,706 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

附註： 該1,171,335,706股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

(b) Beneficial interests and short positions in underlying shares of equity derivatives of the Company at December 31, 2005:

(b) 於二零零五年十二月三十一日，本公司權益衍生工具相關股份之實益權益及淡倉：

Company Name 公司名稱	Number of Convertible Shares 可換股數目	Conversion Price 換股價	Approximate % of the total issued Shares 佔已發行股本總額之概約百分比
Hanny Holdings Limited	300,000,000	港幣0.10元	13.54%

Note: The HK$30,000,000 convertible redeemable note is held by Cross Profit Capital Limited, which is 100% indirectly controlled by Hanny Holdings Limited.

附註： Cross Profit Capital Limited持有是項港幣30,000,000元之可換股可贖回票據，彼乃由錦興集團有限公司100%間接控制。

Public Float

As at the date of this Annual Report, based on information that is publicly available to the Company, the Directors acknowledge that more than 25% of the issued capital of the Company are held by the public.

公眾持股量

於本年報日，本公司依據已公開的資料，董事確認本公司25%以上已發行股本由公眾持有。

Purchase, Sale or Redemption of Securities

The Company and its subsidiaries have not repurchased, sold or redeemed any of the Company's securities during the year.

證券之購買、出售或贖回

本公司及其附屬公司並無在本年度內回購、出售或贖回本公司任何證券。

Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company's Bye-laws or the laws in Bermuda although there are no restrictions against such rights under the laws in Bermuda.

先買權

儘管百慕達法例在先買權上並無設立限制，本公司之公司細則及百慕達法例並無有關先買權之條文。

Auditors

The financial statements for the year were audited by HLB Hodgson Impey Cheng who will retire at the forthcoming Annual General Meeting and being eligible, offer themselves for re-appointment.

On July 19, 2004, Deloitte Touche Tohmatsu resigned as auditors of the Group. RSM Nelson Wheeler were appointed and then resigned as auditors of the Group on July 20, 2004 and on August 29, 2005, respectively. On August 30, 2005, HLB Hodgson Impey Cheng were appointed as auditors of the Group to fill the casual vacancy following the resignation of former auditors to hold office until the conclusion of the forthcoming annual general meeting of the Company.

On behalf of the Board of Directors

Richard Man Fai LEE
Executive Chairman & CEO

Hong Kong, April 11, 2006

核數師

本年度之財務報表由國衛會計師事務所審核，該核數師將在應屆股東週年大會任滿告退，惟願意接受膺選再獲委任。

於二零零四年七月十九日，德勤•關黃陳方會計師行辭任本集團核數師。羅申美會計師行分別於二零零四年七月二十日被委任為本集團核數師並於二零零五年八月二十九日辭任本集團核數師一職。國衛會計師事務所於二零零五年八月三十日被委任為核數師以彌補前任核數師之臨時空缺，直至應屆股東週年大會結束為止。

承董事會命

執行主席兼行政總裁
李文輝

香港，二零零六年四月十一日

Corporate Governance

Maintaining an effective and solid corporate governance framework is one of the top priorities of the Company. This involves disclosure of our corporate practices to our shareholders in our Annual Report. The Code of Best Practice set out in Appendix 14 of the Main Board Listing Rules is replaced by the introduction of the "Code on Corporate Governance Practices and Corporate Governance Report" by the Stock Exchange in November 2004 ("CG Code"). We have complied with the CG Code throughout the accounting year ended December 31, 2005, except for deviations from Code Provision A.2.1 which is explained in the following relevant paragraphs.

The corporate governance principles of the Company emphasise a quality board, sound internal control, and transparency and accountability to all shareholders.

企業管治

保持一個有效及穩固之企業管治架構乃本公司最優先考慮事項之一。此舉包括於本公司年度報告中向本公司股東披露本公司企業常規。主板上市規則附錄十四載列之最佳應用守則已由聯交所於二零零四年十一月採用之「企業管治常規守則及企業管治報告」(「企業管治守則」)取而代之。於截至二零零五年十二月三十一日止會計年度，本公司一直遵守企業管治守則，惟偏離守則條文第A.2.1條。於下文有關段落會說明此項偏離。

本公司企業管治原則強調高素質之董事會、穩健之內部監控，以及對全體股東具有透明度及問責性。

A. DIRECTORS

A.1 The Board

An issuer should be headed by an effective board which should assume responsibility for leadership and control of the issuer and be collectively responsible for promoting the success of the issuer by directing and supervising the issuer's affairs. Directors should take decisions objectively in the interests of the issuer.	發行人應以一個行之有效的董事會為首；董事會應負有領導及監控發行人的責任，並應集體負責統管並監督發行人事務以促使發行人成功。董事應該客觀行事，所作決策須符合發行人利益。

We are governed by a board of Directors ("Board") which assumes the responsibility for leadership and control of the Company. Our Directors are collectively responsible for promoting the success of the Company by directing and supervising the affairs of the Company.

A. 董事

A.1 董事會

本公司由負責領導及監控本公司之董事會(「董事會」)管治。本公司董事集體負責指導及監督本公司事務以促使本公司成功。

A. DIRECTORS *(Continued)*

A.1 The Board *(Continued)*

The Board meets regularly, normally four times each year at approximately once every three months and additional meetings would be arranged if and when necessary. Regular Board meetings schedules of each year are normally made available to all Directors members at the beginning of the year to provide sufficient notice to give all Directors an opportunity to attend. Special Board meetings will be held when necessary. Matters on transactions where Directors are considered having conflict of interests or material interests would not be dealt with by way of written resolutions and a separate Board meeting shall be held where Independent Non-executive Directors who have no material interests should be present in the meeting. In addition, Directors considered having conflict of interests or material interests in the matters before the Board are required to declare their interests and abstain from voting for the relevant resolution.

Appropriate notices are given to all Directors for attending regular Board meetings and other meetings. A package containing agenda and all the relevant information is normally dispatched to the Directors three (3) days in advance of the relevant meetings.

Board meetings involve the active participation, either in person or through other electronic means of communication, of a majority of Directors. The Company Secretary assists the Executive Chairman in preparing the meeting agenda, and each Director may request the inclusion of items in the agenda. Directors are also consulted to include matters in the agenda for all regular meetings of the Board.

Minutes of the Board meetings are recorded in detail and draft minutes are circulated to all Directors for review and comments before being approved by the Board immediately following the meeting. All the minutes of the meetings are properly kept by the Company Secretary and are available for inspection by the Directors during normal office hours.

A. 董事 *(續)*

A.1 董事會 *(續)*

董事會定期開會，通常每年召開四次，大約每三個月一次。倘若或當有需要時亦另安排會議。每年董事會定期會議時間表通常於年初備妥以提前通知所有董事，讓所有董事皆有機會騰空出席。有需要時將舉行特別董事會會議。當董事被認為於交易事項有利益衝突或擁有重大利益，不會以書面決議案處理，而另舉行個別董事會會議，在交易中沒有擁有重大利益之獨立非執行董事須出席該會議。此外，當董事被認為於董事會審議事項中有利益衝突或擁有重大利益，須聲明其利益並放棄有關決議案之投票。

於董事會定期會議及其他會議前均向所有董事發出適當通知。通常於相關會議三天前向董事發出議程及所有相關資料。

董事會會議均由大部分董事親身出席或透過其他電子通訊方法積極參與。公司秘書協助執行主席準備會議議程，各位董事皆有機會提出商討事項列入議程，且向董事徵求意見以將事項列入董事會所有定期會議議程。

董事會會議作詳細記錄，而其初稿均由所有董事傳閱，並表達意見，並於緊隨會議結束後由董事會批准。所有會議記錄由公司秘書妥善保存並可供董事於正常辦公時間查閱。

A. DIRECTORS *(Continued)*

A. 董事 *(續)*

A.1 The Board *(Continued)*

A.1 董事會 *(續)*

Attendance of individual Director at physical Board meetings in 2005:

二零零五年董事會會議各董事之出席率：

Number of meeting	會議次數	7
Executive Directors:	*執行董事：*	
Mr. Wing Sum LEE	李永森先生	0/7 (0%)
Mr. Richard Man Fai LEE	李文輝先生	7/7 (100%)
Mr. Sammy Chi Chung SUEN	孫志冲先生	7/7 (100%)
Mr. Jeff Man Bun LEE	李文彬先生	6/7 (86%)
Mr. Tik Tung WONG	汪滌東先生	7/7 (100%)
Mr. Waison Chit Sing HUI *(Note 1)*	許捷成先生 *(附註1)*	0/0 (–)
Non-executive Director:	*非執行董事：*	
Ms. Kam Har YUE	余金霞女士	2/7 (29%)
Independent Non-executive Directors:	*獨立非執行董事：*	
Mr. Boon Seng TAN	陳文生先生	2/7 (29%)
Mr. Raymond Cho Min LEE	李卓民先生	4/7 (57%)
Mr. Ying Kwan CHEUNG *(Note 2)*	張應坤先生 *(附註2)*	1/1 (100%)
Mr. Kenji Tak Hing CHAN *(Note 2)*	陳德興先生 *(附註2)*	5/6 (83%)
Average attendance rate	平均出席率	68%

Notes:

1. Mr. Waison Chi Sing HUI was appointed as an Executive Director on March 16, 2006. Accordingly, he has not attended any of the board meetings in 2005 and his attendance rate has not been taken into account for calculating the average attendance rate for Directors at Board meetings in 2005.

2. Mr. Ying Kwan CHEUNG was appointed as an Independent Non-executive Director on November 3, 2005 and one physical meeting of the Board has been held after his appointment. Mr. Kenji Tak Hing CHAN has resigned as an Independent Non-executive Director on November 3, 2005 and six physical meetings of the Board have been held during his term of office in 2005.

附註：

1. 許捷成先生於二零零六年三月十六日獲委任為執行董事。因此，彼於二零零五年並無出席任何董事會會議，在計算二零零五年董事會董事平均出席率時並無計算其出席率。

2. 張應坤先生於二零零五年十一月三日獲委任為獨立非執行董事，而彼獲委任後舉行了一次董事會會議。陳德興先生已於二零零五年十一月三日辭去獨立非執行董事一職，於其二零零五年任職期間舉行了六次董事會會議。

A. DIRECTORS *(Continued)*

A. 董事 *(續)*

A.1 The Board *(Continued)*

A.1 董事會 *(續)*

The Company has also taken out appropriate insurance cover for our Directors in respect of legal actions taken against Directors and officers. The Board reviews the extent of the insurance cover every year.

本公司亦為其董事購買適當保險，以為董事及高級職員所面對法律行動提供保障。董事會每年檢討保險受保範圍。

A.2 Chairman and Chief Executive Officer

A.2 主席及行政總裁

There are two key aspects of the management of every issuer – the management of the board and the day-to-day management of the issuer's business. There should be a clear division of these responsibilities at the board level to ensure a balance of power and authority, so that power is not concentrated in any one individual.	每家發行人在經營管理上皆有兩大方面-董事會的經營管理和發行人業務的日常管理。在董事會層面，這兩者之間必須清楚區分，以確保權力和授權分佈均衡，不致權力僅集中於一位人士。

Code provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

守則第A.2.1條規定，主席與行政總裁的角色應有區分，並不應由一人同時兼任。

Mr. Richard Man Fai LEE is the Executive Chairman and Chief Executive Officer. The Board considers that this structure will not impair the balance of power and authority between the Board and the management. This is because the Board has adopted clear guideline as to the power and authority of the Board and the management (as set out in paragraph A.1 above) and a guideline as to the power and duties of Chief Executive Officer as set out below:

李文輝先生為執行主席兼行政總裁。董事會認為，此架構不會影響董事會與管理層之間之權力及授權均衡，因為董事會已就董事會與管理層之權力及職權採納清晰指引(如以上A.1段載列之)，而有關行政總裁之權力及職責之指引載列如下：

(a) to act as the highest-ranking executive in the Company, being responsible for carrying out the policies of the Board on a day-to-day basis;

(a) 為本公司最高級行政人員，日常負責執行董事會政策；

(b) to have the delegated power to manage the Company and to oversee the activities of the Company on a daily basis;

(b) 擁有轉授權力管理本公司並監督本公司日常業務；

A. DIRECTORS *(Continued)*

A.2 Chairman and Chief Executive Officer *(Continued)*

(c) to meet and brief the Board regularly, mainly focus on strategic/emerging issues, current and projected performance highlights, any shareholder feedback or comments and any issue likely to have an effect on the organisation internally or in the public eye;

(d) to report to the Board;

(e) to obtain the Board's approval for certain major actions, such as hiring senior staff above managerial grade, raising money, acquiring another company, major capital expansions, or other major projects;

(f) to be responsible for the achievement of the Company's operations within the strategy determined by the Board; and

(g) to perform any other duties as authorised by the Board from time to time.

In addition, the Board which comprises experienced and high caliber individuals meets regulatory to discuss issues and operation of the Group. The Board believes that this structure is conducive to strong and consistent leadership, enabling the Group to make and implement decisions promptly and efficiently.

As Executive Chairman of the Company Mr. Richard Man Fai LEE has to ensure that all Directors are properly briefed on issues arising at Board meetings and that Directors receive adequate information, which must be complete and reliable, in a timely manner.

A. 董事 *(續)*

A.2 主席及行政總裁 *(續)*

(c) 定期會晤並通報董事會，主要專注於策略／新問題、現時及預測之主要業績、任何股東之反饋或意見以及可能在內部或在公眾眼中對公司組織產生影響之任何事宜；

(d) 向董事會報告；

(e) 獲取董事會批准以採取重大行動，如聘用管理級別以上高級職員、集資、併購另一間公司、重大資本擴張或其他重大項目；

(f) 負責由董事會釐定之策略內達致本公司經營目標；及

(g) 履行董事會不時授權之任何其他職責。

此外，由擁有經驗及才幹之人士組成之董事會定期開會討論本集團之業務及經營。董事會相信，此結構有助於加強及維持一貫之領導，使本集團得以迅速和有效地制定及實施決策。

作為本公司執行主席，李文輝先生須確保所有董事能妥善地獲得董事會會議上討論問題之通報，所有董事能收到充分及適時資料，而該等資料必須完整可靠。

A. DIRECTORS *(Continued)*

A.3 Board composition

The board should have a balance of skills and experience appropriate for the requirements of the business of the issuer. The board should ensure that changes to its composition can be managed without undue disruption. The board should include a balanced composition of executive and non-executive directors (including independent non-executive directors) so that there is a strong independent element on the board, which can effectively exercise independent judgement. Non-executive directors should be of sufficient calibre and number for their views to carry weight.

Currently the Board comprises ten Directors, six Executive Directors, one Non-executive Director and three Independent Non-executive Directors. The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules"), require every listed issuer to have at least three independent non-executive directors, at least one of whom must have appropriate professional qualifications, or accounting or related financial management expertise. Mr. Ying Kwan CHEUNG, one of the Independent Non-executive Directors, is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants. Each of the three Independent Non-executive Directors has confirmed their independency in accordance with Rule 3.13 annually.

Three of the six Executive Directors and the Non-executive Director are family members. Mr. Wing Sum LEE, an Executive Director and Ms. Kam Har YUE, a Non-executive Director are spouse, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE , both of whom are Executive Directors, are their sons and brothers. Save as disclosed herein, Board members do not have any family, financial or business relations with each other.

A. 董事 *(續)*

A.3 董事會組成

董事會應根據發行人業務而具備適當所需技巧和經驗。董事會應確保其組成人員的變動不會帶來不適當的干擾。董事會中執行董事與非執行董事(包括獨立非執行董事)的組合應該保持均衡，以使董事會上有強大的獨立元素，能夠有效地作出獨立判斷。非執行董事應有足夠才幹和人數，以使其意見具有影響力。

現時董事會由十名董事組成，其中執行董事六人，非執行董事一人，獨立非執行董事三人。香港聯合交易所有限公司證券上市規則(「上市規則」)要求每個上市發行人至少擁有三名獨立非執行董事，其中至少一人擁有適當專業資格或會計或相關財務管理專業技能。獨立非執行董事張應坤先生為英國特許公認會計師公會資深會員及香港會計師公會會員。三名獨立非執行董事均依據規則第3.13條，每位每年均確認其獨立性。

於六名執行董事其中三位及一位非執行董事為家族成員。李永森先生(執行董事)與余金霞女士(非執行董事)為夫婦。李文輝先生及李文彬先生(均為執行董事)乃為彼等兒子，互為兄弟關係。除於此披露者外，董事會成員之間並無任何家族、財務或業務關係。

A. DIRECTORS *(Continued)*

A.3 Board composition *(Continued)*

The biographies of our Directors are set out on pages 20 to 22 of the Annual Report. Details of the biographies of the Directors seeking re-election at the forthcoming Annual General Meeting to be held on June 15, 2006 are set out in the circular issued by the Company dated April 25, 2006 sent to shareholders together with the Annual Report. The Company also maintains on its website http://www.wokeehong.com.hk, an update biographies of the Directors.

A.4 Appointments, re-election and removal of directors

There should be a formal, considered and transparent procedure for the appointment of new directors to the board. There should be plans in place for orderly succession for appointments to the board. All directors should be subject to re-election at regular intervals. An issuer must explain the reasons for resignation or removal of any directors.

Code Provision A.4.1 stipulates that non-executive directors should be appointed for a specific term, subject to re-election.

Code Provision A.4.2 stipulates that all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment. Every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

A. 董事 *(續)*

A.3 董事會組成 *(續)*

本公司董事之履歷載於年度報告第20頁至第22頁。擬於應屆股東週年大會(二零零六年六月十五日舉行)膺選連任之董事，其簡歷詳情刊載於本公司於二零零六年四月二十五日刊發，並與本年度報告一併寄發予股東之通函內。本公司亦於其網頁http://www.wokeehong.com.hk上載有董事履歷最新資料。

A.4 董事之委任、重選和罷免

董事會應制定正式、經審慎考慮並具透明度的新董事委任程序，並應設定有秩序的董事接任計畫。所有董事均應每隔若干時距即重新選舉。發行人必須就任何董事辭任或遭罷免解釋原因。

守則第A.4.1條規定，非執行董事之委任應有指定任期並須接受重新選舉。

守則第A.4.2條規定，所有為填補臨時空缺而被委任的董事應在接受委任後的首次股東大會上接受股東選舉。每名董事，包括有指定任期的董事，須至少每三年輪席告退一次。

A. DIRECTORS *(Continued)*

A.4 Appointments, re-election and removal of directors *(Continued)*

Non-executive Directors of the Company are appointed for a specific term of two (2) years, subject to re-election in accordance with the Bye-Laws of the Company. At every annual general meeting, one-third of the directors (save for any chairman or managing director) for the time being, or if their number is not a multiple of three, the number nearest to but not greater than one-third, shall retire from office by rotation according to the Bye-Laws of the Company. All Directors, including those appointed for a fixed term, except for Mr. Richard Man Fai, LEE, the Executive Chairman and Chief Executive Officer of the Company, are subject to the retirement by rotation provisions in the Bye-Laws of the Company.

A Director appointed by the Board to fill a casual vacancy or as an addition shall hold office until the next general meeting.

According to the Wo Kee Hong (Holdings) Limited Company Act, 1991, no director holding the office of chairman or managing director shall be subject to retirement by rotation as provided in the Bye-Laws of the Company. In order to comply with Code Provision A.4.2, Mr. Richard Man Fai LEE, the Executive Chairman and Chief Executive Officer of the Company, has sent confirmation to the Company that he will voluntarily retire from his directorship at future annual general meetings of the Company at such frequency in order for the Company to comply with the CG Code, and being eligible for re-election, will offer himself for re-election at the relevant general meetings.

A. 董事 *(續)*

A.4 董事之委任、重選和罷免 *(續)*

本公司非執行董事之委任指定任期為兩年，且須根據本公司之公司細則接受重選。於每屆股東周年大會上，當時三分之一董事(任何主席或董事總經理除外)，或倘若其人數並非三之倍數，最接近但不多於三分之一之人數，須根據本公司之公司細則輪席告退。所有董事(本公司執行主席兼行政總裁李文輝先生除外)，包括有固定任期之董事，須根據本公司之公司細則之規定輪席告退。

由董事會委任以填補臨時空缺或作新增之董事須任職至下屆股東大會為止。

根據和記行(集團)有限公司一九九一年之公司法，擔任主席或董事總經理職務之董事無須按本公司之公司細則輪席告退。為遵守守則第A.4.2條，本公司執行主席兼行政總裁李文輝先生已向本公司發出確認函，表示於將來之股東週年大會上自願退任，而退任之次數乃為可使本公司遵守企業管治守則而定，且倘若有資格重選，將於相關股東大會上膺選連任。

A. DIRECTORS *(Continued)*

A.4 Appointments, re-election and removal of directors *(Continued)*

The Board has not established a Nomination Committee for reviewing new appointment of Directors and senior executives and management succession plan for Executive Directors and senior executives. However, all candidates to be selected and appointed as a Director must be able to meet the standards set out in Rules 3.08 and 3.09 of the Listing Rules. A candidate who is to be appointed as an Independent Non-executive Director should also meet the independence criteria set out in Rule 3.13 of the Listing Rules.

A.5 Responsibilities of Directors

Every director is required to keep abreast of his responsibilities as a director of an issuer and of the conduct, business activities and development of the issuer. Given the essential unitary nature of the board, non-executive directors have the same duties of care and skill and fiduciary duties as executive directors.	每名董事須不時瞭解其作為發行人董事的職責，以及發行人的經營方式、業務活動及發展。由於董事會本質上是個一體組織，非執行董事應有與執行董事相同的受信責任以及以應有審慎態度和技能行事的責任。

Each newly appointed Director is provided with a package of orientation materials setting out the required duties and responsibilities of Directors under the Listing Rules and other relevant statutory requirements of Hong Kong. Our Directors are kept informed on a regular basis on the latest development of any latest changes to the regulatory requirements. All our Directors are encouraged to participate in continuous professional development seminars and/or courses to update their skills and knowledge on the latest development or changes in the relevant statutes, Listing Rules and corporate governance practices. On February 17, 2006, a presentation was given on the major laws and regulations applicable to the Company, to all Directors and senior management of the Group.

A. 董事 *(續)*

A.4 董事之委任、重選和罷免 *(續)*

董事會尚未成立提名委員會，以審核新董事及高級行政人員之委任以及執行董事及高級行政人員之繼任計畫。但是，所有獲挑選及獲委任為董事之候選人必須能夠符合上市規則第3.08條及第3.09條載列之標準。獲委任為獨立非執行董事之候選人亦須符合上市規則第3.13條載列之獨立性標準。

A.5 董事責任

每名新委任董事均獲得一套實務簡介材料，該等材料載列有關上市規則及香港其他相關法例規定下之董事職責及責任。本公司定期通知董事有關任何最新法例規定之最新進展。本公司鼓勵所有董事參加持續專業技能發展研討會及／或課程，以更新其對相關法例、上市規則及企業管治常規之最新發展或變化的技能及知識。本公司已於二零零六年二月十七日舉行講座，向本集團所有董事及高級管理人員講述有關可適用於本公司之主要法律及規定。

A. DIRECTORS *(Continued)*

A.5 Responsibilities of Directors *(Continued)*

The functions of Non-executive Directors have included the functions as specified in Code Provision A.5.2(a) to (d) except for the Code Provision A.5.2(c) to the extent that the Company does not have a nomination committee.

Every Director is aware that he should give sufficient time and attention to the affairs of the Company.

The Company has adopted the standard set out in Appendix 10 – Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"), of the Listing Rules, in relation to the dealings in securities of the Company by the Directors and employees of the Group.

Having made specific enquiry of all Directors, during the year ended December 31, 2005, the Directors have complied with the standard set out in the Model Code.

A.6 Supply of and access to information

Directors should be provided in a timely manner with appropriate information in such form and of such quality as will enable them to make an informed decision and to discharge their duties and responsibilities as directors of an issuer.	董事應獲提供適當的適時資料，其形式及素質須使董事能夠在掌握有關資料情況下作出決定，並能履行其作為發行人董事的職責及責任。

In respect to regular Board meetings, and so far as practicable in all other cases, an agenda and accompanying board papers are sent in full to all Directors in a timely manner and at least three (3) days before the intended date of a Board meeting, an Audit Committee meeting or a Remuneration Committee meeting.

A. 董事 *(續)*

A.5 董事責任 *(續)*

非執行董事之職能包括守則第A.5.2(a)至(d)條指定之職能，惟本公司並無提名委員會，未能符合守則第A.5.2(c)條指定之職能。

每名董事明白，彼須付出足夠時間及精神以處理本公司事務。

本公司已採納上市規則有關本集團董事及雇員買賣本公司證券之上市發行人董事證券交易標準守則(「標準守則」)附錄十載列之標準。

已向所有董事作出具體查詢，於截至二零零五年十二月三十一日止年度期間內，董事已遵守標準守則載列之標準。

A.6 資料提供及使用

董事會定期會議以及(只要實際可行)所有其他會議之議程及相關會議文件全部適時送交全體董事，並至少在預期舉行董事會會議、審核委員會會議或薪酬委員會會議日期的三天前送出。

A. DIRECTORS *(Continued)*

A.6 Supply of and access to information *(Continued)*

Members of the management have been reminded by the Company Secretary that they have an obligation to supply the Board and the board committee with adequate information in a timely basis to enable it to make informed decision. The Board and each Director have separate and independent access to the Group's senior management.

All Directors are entitled to have access to board papers, minutes and related materials.

B. REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

B.1 The level and make-up of remuneration and disclosure

An issuer should disclose information relating to the directors' remuneration policy and other remuneration related matters. There should be a formal and transparent procedure for setting policy on executive directors' remuneration and for fixing the remuneration packages for all directors. Level of remuneration should be sufficient to attract and retain the directors needed to run the company successfully, but companies should avoid paying more than is necessary for this purpose. No director should be involved in deciding his own remuneration.

The Remuneration Committee was established on April 25, 2005 in accordance with the CG Code. During the year, the Remuneration Committee met on three (3) occasions. The existing members of the Remuneration Committee are Mr. Boon Seng TAN, Mr. Ying Kwan CHEUNG, both of whom are the Independent Non-executive Directors and Mr. Tik Tung WONG, an Executive Director. Mr. Boon Seng TAN is the Chairman of the Remuneration Committee. The terms of reference of the Remuneration Committee are adopted with reference to the CG Code, including the specific duties set out in Code Provision B.1.3(a) to (f).

A. 董事 *(續)*

A.6 資料提供及使用 *(續)*

本公司秘書已提醒管理層人員其有責任向董事會及董事委員會適時提供充足的資料，以使董事能夠在掌握有關資料的情況下作出決定。董事會及每名董事能個別及獨立地接觸本集團高級管理人員。

所有董事均有權獲取董事會會議文件、會議記錄及相關材料。

B. 董事及高級管理人員之薪酬

B.1 薪酬及披露的水平及組成

發行人應披露其董事薪酬政策及其他薪酬相關事宜的資料；應設有正規而具透明度的程序，以制訂有關執行董事薪酬的政策及釐定各董事的薪酬待遇。所定薪酬的水平應足以吸引及挽留公司成功營運所需的一眾董事，但公司應避免為此支付過多的酬金。任何董事不得參與訂定本身的酬金。

本公司根據企業管治守則於二零零五年四月二十五日成立薪酬委員會。年內，薪酬委員會已會晤了三次。薪酬委員會現有成員為陳文生先生、張應坤先生(二人均為獨立非執行董事)及汪滌東先生(執行董事)，陳文生先生為薪酬委員會主席。經參考企業管治守則而所採納薪酬委員會之職權範圍，已包括守則第B.1.3(a)至(f)條載列之特定職責。

B. REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT *(Continued)*

B. 董事及高級管理人員之薪酬 *(續)*

B.1 The level and make-up of remuneration and disclosure *(Continued)*

B.1 薪酬及披露的水平及組成 *(續)*

The Remuneration Committee is responsible for making recommendations to the Board regarding the Group's remuneration policy and structure for all remuneration of Directors and senior management. The Remuneration Committee is authorised to seek any information it requires from any employee of the Group and has the power to request the Executive Directors, Human Resources Manager and other persons to attend its meetings. The Remuneration Committee is also authorised to obtain outside professional advice and to secure the attendance of outsiders with relevant experience and expertise if it considers as necessary.

薪酬委員會負責就本集團董事及高級管理人員全體薪酬政策及架構向董事會提出建議。薪酬委員會獲授權向本集團任何雇員尋求任何其需要之資料並有權要求執行董事、人力資源經理及其他人士出席其會議。薪酬委員會亦獲授權獲取外聘專業人士意見，並且倘若其認為有需要，有權確保擁有相關經驗及專業技能之外聘人士出席會議。

Attendance of individual member at the Remuneration Committee meeting in 2005:

二零零五年薪酬委員會各成員之出席率：

Number of meeting	會議次數	3
Mr. Boon Seng TAN	陳文生先生	3/3 (100%)
Mr. Ying Kwan CHEUNG *(Note)*	張應坤先生 *(附註)*	1/1 (100%)
Mr. Kenji Tak Hing CHAN *(Note)*	陳德興先生 *(附註)*	2/2 (100%)
Mr. Tik Tung WONG	汪滌東先生	3/3 (100%)
Average attendance rate	平均出席率	100%

Note:

Mr. Ying Kwan CHEUNG was appointed as an Independent Non-executive Director on November 3, 2005 and one meeting of the Remuneration Committee has been held after his appointment. Mr. Kenji Tak Hing CHAN has resigned as an Independent Non-executive Director on November 3, 2005 and two meetings of the Remuneration Committee have been held during his term of office in 2005.

附註：

張應坤先生於二零零五年十一月三日獲委任為獨立非執行董事，而彼獲委任後舉行了一次薪酬委員會會議。陳德興先生已於二零零五年十一月三日辭去獨立非執行董事一職，於其二零零五年任職期間舉行了兩次薪酬委員會會議。

B. REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT *(Continued)*

B.1 The level and make-up of remuneration and disclosure *(Continued)*

The Remuneration Committee has adopted a set of policy and guidelines to govern its administration in reviewing, considering and fixing the remuneration packages and benefits of Directors and senior management of the Group. During the year 2005, the Remuneration Committee had:

- reviewed the service agreements of all Executive Directors in accordance with the policy and guidelines adopted by it;
- made recommendations to the Board in relation to the renewal of the service agreements of two Executive Directors; and
- considered and recommended the setting up of a Directors' bonus scheme containing relevant factors for determining Directors' bonus.

Full minutes of the Remuneration Committee meetings are kept by the Company Secretary. Draft and final versions of the minutes of the Remuneration Committee meetings are sent to all members of the Remuneration Committee for comments and approval.

The Remuneration Committee has made available its terms of reference, explaining its role and the authority delegated to it by the Board, on request. The terms of reference are also available on the website of the Company.

B. 董事及高級管理人員之薪酬 *(續)*

B.1 薪酬及披露的水平及組成 *(續)*

薪酬委員會已採納一套政策及指引，以管理審核、審議及確定本集團董事及高級管理人員之薪酬及福利。於二零零五年期間，薪酬委員會已：

- 根據其採納之政策及指引審核所有執行董事之服務協議；
- 就兩名執行董事服務協議之續期向董事會提出建議；及
- 考慮並建議設立董事花紅計畫，該計畫包含釐定董事花紅之相關要素。

薪酬委員會會議之詳細會議記錄由本公司秘書存置。薪酬委員會會議記錄之初稿及最後版本均送交薪酬委員會全體成員，以徵求其意見及批准。

薪酬委員會已按要求公開其職權範圍，說明其角色及董事會轉授予其之權力。其職權範圍亦可於本公司網頁上查閱。

C. ACCOUNTABILITY AND AUDIT

C. 問責及核數

C.1 Financial reporting

C.1 財務報告

The board should present a balanced, clear and comprehensible assessment of the company's performance, position and prospects.	董事會應平衡、清晰及全面地評核公司的表現、情況及前景。

Management shall provide such explanation and information to the Board as will enable the Board to make an informed assessment of the financial and other information put before the Board for approval.

管理層須向董事會提供充分的解釋及足夠的資料，讓董事會可以就提交給他們批准的財務及其他資料，作出有根據的評審。

The Directors are responsible for overseeing all financial aspects of the Company and for keeping proper accounting records and preparing accounts of each financial period, which give a true and fair view of the state of affairs of the Group and of the results and cash flow for that period. In preparing the accounts for the year ended December 31, 2005, the Directors have:

董事負責監督本公司所有財務事項，妥善保管會計記錄並編製各財政期間之賬目，而該等賬目真實公平地反映彼等期間本集團業務狀況、業績及現金流量。編製截至二零零五年十二月三十一日止年度賬目時，董事已：

- approved the adoption of all applicable Hong Kong Financial Reporting Standards which are issued by the Hong Kong Institute of Certified Public Accountants;
- selected and applied consistently appropriate accounting policies;
- made judgments and estimates that are prudent and reasonable;
- prepared the accounts on the on going concern basis.

- 批准採納香港會計師公會頒佈之所有可適用香港財務報告準則；
- 選擇並一貫採用適當之會計政策；
- 作出審慎及合理判斷及評估；
- 以持續經營為基礎編製賬目。

C. ACCOUNTABILITY AND AUDIT *(Continued)*

C.1 Financial reporting *(Continued)*

The Board is accountable to its shareholders for a clear and balanced assessment of the Company's financial position and prospects. In this regard, the Directors are responsible for presenting a balanced, clear and understandable assessment to annual and interim reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules, and reports to regulators as well as to information required to be disclosed pursuant to statutory requirements.

Financial results of the Group are announced in a timely manner in accord with all statutory requirements, particularly the timeframe stipulated in Rule 13.49(1) and (6) of the Listing Rules and the Directors acknowledge their responsibility for preparing the financial statements of the Group.

The Group's external auditors are HLB Hodgson Impey Cheng (the "Auditors"). The statement of the Auditors about their reporting responsibilities on the financial statements of the Group is set out on pages 70 to 71 of the Annual Report.

During the year 2005, the Auditors have performed audit and non-audit services. Details of the remuneration for the services performed by the Auditors are as follows:

C. 問責及核數 *(續)*

C.1 財務報告 *(續)*

董事會須清晰及平衡地評審本公司財務狀況及前景，以向其股東負責。在此方面，董事有責任於年度報告及中期報告提出平衡、清晰及易明的評估、提出其他涉及價格敏感資料的通告及根據上市規則須予披露的其他財務資料，以及向監管者提交之報告書以至根據法例規定須予披露之資料。

本集團財務業績根據所有法例規定及時予以公佈，尤其是在上市規則第13.49(1)及(6)條規定的時間內予以公佈，而董事承認有編製本集團財務報表之責任。

本集團外聘核數師為國衛會計師事務所(「核數師」)。核數師有關其對本集團財務報表申報責任之聲明載於年報第70至71頁。

於二零零五年，核數師已提供審核及非審核服務，核數師提供服務之薪酬詳程如下：

Services performed	**所提供服務**	**Fees paid/payable 已付或應付之服務費** HK$ 港幣元
Audit services	審核服務	500,000
Non-audit services	非審核服務	
Professional services for acting as reporting accountants	擔任申報會計師之專業服務	1,716,000
Advisory services	諮詢服務	380,000
Other services	其他服務	198,000
Total	**總計**	**2,794,000**

C. ACCOUNTABILITY AND AUDIT *(Continued)*

C. 問責及核數 *(續)*

C.2 Internal controls

C.2 內部監控

The board should ensure that the issuer maintains sound and effective internal controls to safeguard the shareholders' investment and the issuer's assets.	董事會應確保發行人的內部監控系統穩健妥善而且有效，以保障股東的投資及發行人的資產。

The Board is entrusted with an overall responsibility of devising the internal control system and conducts annual review of its effectiveness. This ensures the Board to oversee and monitor the Group's overall financial position so that the interests of the shareholders are well protected and covered. The internal control covers the areas of financial, operational, compliance and risk management of the Group's business.

董事會獲委託全權負責籌劃內部監控系統，並每年檢討一次其是否有效。此舉確保董事會監督並監控本集團之整體財務狀況，以便妥善保護及涵蓋股東利益。內部監控涵蓋本集團業務之財務、經營、合規及風險管理之各個方面。

The Company has recorded in writing the internal control practices and procedures of the Group in the form of an internal control manual (the "Internal Control Manual").

本公司已以書面形式記錄本集團內部監控常規及程序，並形成內部監控手冊(「內部監控手冊」)。

Furthermore, the Company has engaged external auditors to conduct a comprehensive review and supervise/monitor the implementation of the Company's Internal Control Manual during the period from November 14, 2005 to January 18, 2006. The external auditors have reported an overall satisfactory result of their review and supervise/monitor of the internal control practices and procedures of the Group. The external auditors, however, have made certain recommendations in relation to the internal control practices and procedures of the Group, the major recommendations are as follows:

此外，本公司已聘用外聘核數師，於二零零五年十一月十四日至二零零六年一月十八日期間進行綜合評審及監督／監控本公司內部監控手冊之實施。外聘核數師已就其評審及監督／監控本集團內部監控常規及程序作出整體滿意結果之報告。但是外聘核數師已就本集團內部監控常規及程序提出若干建議，其主要建議如下：

1. Treasury and cash management

   – Approval of the Board for the policy that sets the parameters for the treasury function in six areas: (1) financial policy; (2) types of financial instruments that may be used in debt, investment and risk management; (3) new banker; (4) investment of surplus funds and the choice of financial instruments; (5) hedging policy; and (6) the treasury functions shall not sacrificed long-term flexibility, or at worst, even survival, for short-term gain.

1. 財務及現金管理

   — 董事會批准為並制定了六方面之財務功能範圍政策：(1)財務政策；(2)可用於債務、投資及風險管理之金融工具類別；(3)新往來銀行；(4)剩餘資金之投資及金融工具之選擇；(5)對沖政策；及(6)財務功能不可僅為了短期收益而放棄長期靈活性，(或於最壞情況下之)生存能力。

C. ACCOUNTABILITY AND AUDIT *(Continued)*

C.2 Internal controls *(Continued)*

2. Control over subsidiaries

   – Further definition of matters requiring prior approval from the management of the Company and communication of such clear definition to each subsidiary to improve the effectiveness of internal control over subsidiaries.

3. Budgeting

   – Budget should be prepared and approved before the start of the year.

   – Approved budget should be initialed by all members of the Finance Control Committee and all revised budgets must be approved and regularly monitored by management.

   – Reasons and follow up actions of material variance on the budget and actual financial results be noted in the management financial statement.

4. Assets protection

   – All assets should be tagged with an assigned asset number and tracked to the asset ledger.

   – Physical inspection of fixed assets be carried out and all discrepancies between book and physical verification be discussed with management and follow up procedure be taken, including reviewing fixed asset maintenance, repairs and replacement controls.

C. 問責及核數 *(續)*

C.2 內部監控 *(續)*

2. 對附屬公司之監控

   – 進一步界定需要事先獲得本公司管理層批准之事項，並向各附屬公司清楚說明該等界定之事項，以提高附屬公司內部監控之效率。

3. 預算

   – 預算須於年度開始前編製並獲批准。

   – 獲批准之預算須由財務管理委員會所有成員簡簽，而所有經修訂預算必須獲管理層批准並定期加以監控。

   – 於管理層財務報表內注明預算與實際財務業績之間重大差異之理由及跟進措施。

4. 資產保障

   – 所有資產須標有指定之資產編號，以便可於資產分類賬內查核。

   – 進行固定資產之實地視察，與管理層討論帳面與實地檢查結果之所有差異，並採取跟進程序，包括檢討固定資產之維護、維修及資產更換之監控。

C. ACCOUNTABILITY AND AUDIT *(Continued)*

C.2 Internal controls *(Continued)*

5. Overall departmental structure

   – Management should regularly review the effectiveness and appropriateness of established policies, procedures, delegation of authorities and allocation of responsibilities of staff.

6. Payroll cycle

   – Written procedures should be established regarding retirement, dismissal, fixing and adjustment of wage rate and related payroll computation works.

7. Security

   – Introduction of digital staff cards and rules to ensure that staffs carry staff cards at all times.

8. Personnel

   – The Company should set out detailed job descriptions of all positions in the staff manual. In addition, written recruitment policies and procedures should be set up and implemented to ensure the Company only employs persons who are fit and proper with the requisite qualifications and experience to perform the job duties and responsibilities.

C. 問責及核數 *(續)*

C.2 內部監控 *(續)*

5. 整體部門結構

   – 管理層須定期檢討已制定之政策、程序、授權之轉授及員工職責分配之有效性及適當性。

6. 薪酬週期

   – 就退休、解僱，確定及調整工資率及相關之薪酬計算工作，須建立書面程序。

7. 保安

   – 採用數碼員工卡及相關規章，以確保員工任何時候均佩戴員工卡。

8. 人事

   – 本公司須於員工手冊內刊載所有職位之詳細工作說明。此外，須制訂並執行書面招聘制度及程序，以確保本公司只聘請可滿足必須資格，並具有履行工作任務及職責所需經驗之人才。

C. ACCOUNTABILITY AND AUDIT *(Continued)*

C.2 Internal controls *(Continued)*

9. Sales cycle

   – Printed copies of the price list should be circulated and initialled by both the preparer and the reviewer. Management decisions can then be effectively and efficiently made.

   – Signature of the responsible staff is required to evidence the checking of credit limits and overdue payments

10. Receipts cycle

   – A cheque register is recommended to record all incoming cheques. The register should be reviewed by senior staff.

C. 問責及核數 *(續)*

C.2 內部監控 *(續)*

9. 銷售週期

   – 價格清單須經傳閱，並由編製者與審閱者簡簽。藉此，管理層方可作出有效率、有效果之決策。

   – 有關負責員工須簽名證明對信貸額度及逾期付款之核查。

10. 收訖週期

   – 建議採用一個支票登記冊，以記錄所有到帳支票。該登記冊應由高級職員審核。

C. ACCOUNTABILITY AND AUDIT *(Continued)*

C.2 Internal controls *(Continued)*

11. Services cycle

   - A job register should be kept for recording all the repair jobs. The status of the jobs should also be included in the register. The register should be updated by the responsible staff and approved by supervisors or managers regularly.

   - Repair fee should be documented in a repair fee list. The managers of the service department should review the list regularly.

   - Hard copies of parts stock levels should be reviewed regularly by top management to identify any abnormal movement of parts. The print-out should be signed by top management and properly filed.

12. Properties leasing

   - A hard copy of tenancy schedule should be prepared, updated and initialed each month by the responsible department and reviewed by the Finance Division to ensure a proper checking system is in place.

   - All renewals of tenancy agreements must be approved and regularly monitored by management.

C. 問責及核數 *(續)*

C.2 內部監控 *(續)*

11. 維修服務週期

   - 須保留一個工作登記冊記錄所有維修工作。工作狀態也應記入該登記冊內。該登記冊應由專責員工負責更新，並定期由主管或經理審批。

   - 維修費應載於維修費清單。服務部經理應定期審核該項清單。

   - 零件庫存水平資料之副本，應由高級管理人員定期審閱，以發現零件存量之任何異常變動。有關列印件應由高級管理人員簽署並妥善存檔。

12. 物業租賃

   - 租約時間表之副本須由有關部門每月製備、更新並簡簽，並由財務部審核，以確保適當核查體系正常運行。

   - 所有租約之續約均須由管理層批准並定期監察。

C. ACCOUNTABILITY AND AUDIT *(Continued)*

C.2 Internal controls *(Continued)*

The report of the external auditors (the "Report on Internal Control Review") was considered by the Audit Committee at a meeting held on April 6, 2006, which has accepted and recommended the Report on Internal Control Review to the Board. The Audit Committee has also recommended to the Board to delegate and authorise the Operation Review Committee to follow up on the recommendations of the external auditors as set out in the Report on Internal Control Review and to take appropriate actions thereon. The Board has accepted the recommendation of the Audit Committee in this regard.

C.3 Audit Committee

The board should establish formal and transparent arrangements for considering how it will apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the company's auditors. The audit committee established by the issuer pursuant to the Listing Rules should have clear terms of reference.	董事會應就如何應用財務報告及內部監控原則及如何維持與公司核數師適當的關係制定正規及具透明度的安排。發行人根據上市規則成立的審核委員會須具有清晰的職權範圍。

The Audit Committee was established in December 31, 1998 with reference to "Guide for Formation of an Audit Committee" issued by the Hong Kong Society of Accountants (now known as Hong Kong Institute of Certified Public Accountant). With the introduction of the CG Code, the terms of reference was revised and became effective on June 30, 2005. The Terms of Reference of the Audit Committee have included the duties set out in Code Provision C.3.3(a) to (n). The existing members of the Audit Committee comprise Mr. Raymond Cho Min LEE, Mr. Boon Seng TAN and Mr. Ying Kwan CHEUNG, all of whom are Independent Non-executive Directors. Mr. Ying Kwan CHEUNG being a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants has the appropriate professional qualification and experience in financial field. Mr. Raymond Cho Min LEE is the Chairman of the Audit Committee. The Audit Committee does not have a former partner of the Group's existing audit firm.

C. 問責及核數 *(續)*

C.2 內部監控 *(續)*

外聘核數師報告「《內部監控檢討報告》」已由審核委員會於二零零六年四月六日舉行會議審議並接納，且向董事會推薦了內監控檢討報告。審核委員會並建議董事會委任並授權經營審核委員會，就外聘核數師刊載於《內部監控檢討報告》之建議作跟進並採取相關恰當行動。董事會已接納審核委員會之相關建議。

C.3 審核委員會

審核委員會於一九九八年十二月三十一日參照香港會計師公會刊發之「審核委員會成立指引」成立。隨著引用企業管治守則，本公司已修訂審核委員會之職權範圍，並於二零零五年六月三十日生效。審核委員會之職權範圍已包括守則第C.3.3(a)至(n)條載列之職責。審核委員會現有成員包括李卓民先生、陳文生先生及張應坤先生，均為獨立非執行董事。張應坤先生為英國特許公認會計師公會資深會員及香港會計師公會會員，擁有財務方面適當之專業資格及經驗。李卓民先生為審核委員會主席。審核委員會並無本集團現有核數公司之前合夥人。

C. ACCOUNTABILITY AND AUDIT *(Continued)*

C. 問責及核數 *(續)*

C.3 Audit Committee *(Continued)*

C.3 審核委員會 *(續)*

During the year, the Audit Committee has conducted five (5) formal meetings and discharged its responsibilities. Attendance of individual member at the Audit Committee meeting in 2005:

年內，審核委員會已召開五次正式會議並履行其責任。二零零五年審核委員會各成員之出席率：

Number of meeting	會議次數	5
Mr. Raymond Cho Min LEE	李卓民先生	5/5 (100%)
Mr. Boon Seng TAN	陳文生先生	3/5 (60%)
Mr. Ying Kwan CHEUNG *(Note)*	張應坤先生 *(附註)*	1/1 (100%)
Mr. Kenji Tak Hing CHAN *(Note)*	陳德興先生 *(附註)*	4/4 (100%)
Average attendance rate	平均出席率	90%

Note:

Mr. Ying Kwan CHEUNG was appointed as an Independent Non-executive Director on November 3, 2005 and one meeting of the Audit Committee has been held after his appointment. Mr. Kenji Tak Hing CHAN has resigned as an Independent Non-executive Director on November 3, 2005 and four meetings of the Audit Committee have been held during his term of office in 2005.

附註：

張應坤先生於二零零五年十一月三日獲委任為獨立非執行董事，而彼獲委任後舉行了一次審核委員會會議。陳德興先生已於二零零五年十一月三日辭去獨立非執行董事一職，於其二零零五年在任職期間舉行了四次審核委員會會議。

The principal duties of the Audit Committee included reviewing the financial controls, internal control and risk management system, annual report and accounts and half-year report.

審核委員會之主要職責包括檢討財務監控、內部監控及風險管理制度、審閱年度報告及賬目及中期報告。

C. ACCOUNTABILITY AND AUDIT *(Continued)*

C.3 Audit Committee *(Continued)*

The following is a summary of the work performed by the Audit Committee during the year 2005:

- met with the external auditors to discuss the general scope of their audit work;
- reviewed external auditor's management letter and management's response;
- considered and recommended to the Board adoption of new accounting standards;
- reviewed and recommended to the Board for approval the audit fee proposal for the Group for 2005;
- reviewed the audited accounts and final results announcement for the year 2004;
- reviewed the interim report and the interim results announcement for the six months ended 30 June 2005;
- reviewed and recommended to the Board the setting up of a formal internal control system for the Group;
- reviewed the non-audit services provided by the auditors of the Company and assess the independence and objectivity of the external auditors in relation to their provision of non-audit services;
- made recommendations to the Board on the appointment of the external auditors and approved their remuneration and terms of engagement; and
- reviewed the related party transactions and compliance of the relevant Listing Rules and accounting policies in relation thereto.

C. 問責及核數 *(續)*

C.3 審核委員會 *(續)*

審核委員會於二零零五年所履行之工作概述如下：

- 會晤外聘核數師，以討論其核數工作之整體範圍；
- 審閱外聘核數師之管理層函件及管理層之回應；
- 審議並向董事會建議採納新會計準則；
- 審閱並向董事會建議批准二零零五年本集團核數費用建議；
- 審閱二零零四年度經審核賬目及末期業績公告；
- 審閱截至二零零五年六月三十日止六個月中期報告及中期業績公佈；
- 審議並向董事會建議設立本集團正式內部監控系統；
- 檢討本公司核數師提供之非核數服務並評核外聘核數師提供非核數服務之獨立性及客觀性；
- 就委任外聘核數師向董事會提出建議並批准其酬金及聘用條款；及
- 審核關聯人士交易及遵守相關上市規則及其有關之會計政策。

C. ACCOUNTABILITY AND AUDIT *(Continued)*

C.3 Audit Committee *(Continued)*

All issues raised by the Audit Committee have been addressed by the management. The work and findings of the Audit Committee have been reported to the Board. During the year, no issues brought to the attention of the management and the Board were of sufficient importance to require disclosure in the Annual Report.

Full minutes of the Audit Committee meetings are kept by the Company Secretary. Draft and final versions of the minutes of the Audit Committee meetings are sent to all members of the Audit Committee for comments and approval.

The Audit Committee has made available its terms of reference, explaining its role and the authority delegated to it by the Board, on request. The terms of reference are also available on the website of the Company.

The Interim and Annual Reports of the Company have been reviewed by the Audit Committee.

C. 問責及核數 *(續)*

C.3 審核委員會 *(續)*

管理層已處理審核委員會提出之所有事宜。已向董事會報告審核委員會之工作及調查結果。年內，管理層及董事會所知悉之事宜，其重要程度不足以須於年報內予以披露。

審核委員會會議之詳細會議記錄由本公司秘書存置。審核委員會會議記錄之初稿及最後版本均送交審核委員會全體成員，以徵求其意見及批准。

審核委員會已按要求公開其職權範圍，說明其角色及董事會轉授予其之權力。其職權範圍亦可於本公司網頁上查閱。

審核委員會已審閱本公司之中期報告及年報。

D. DELEGATION BY THE BOARD

D.1 Management functions

D. 董事會權力之轉授

D.1 管理功能

An issuer should have a formal schedule of matters specifically reserved to the board for its decision. The board should give clear directions to management as to the matters that must be approved by the board before decisions are made on behalf of the issuer.	發行人應有一個正式的預定計劃表，列載特別要董事會作決定的事項。董事會在代表發行人作出決定前，亦應明確指示管理層哪些事項須由董事會批准。

D. DELEGATION BY THE BOARD *(Continued)*

D.1 Management functions *(Continued)*

In general, the Board oversees the Company's strategic development and determines the objectives, strategies and policies of the Group. The Board also monitors and controls operating and financial performance and sets appropriate policies for risk management in pursuit of the Group's strategic objectives. The Board delegates the implementation of strategies, and day-to-day operation of the Group to the management. The Board is entrusted with the following reserved powers:

1. Business strategy

   - approval of strategic objectives, annual plans and performance targets for the Group.
   - approval of proposals for major expansion or closures.
   - approval of budgets.
   - approval of priorities and performance indicators.

2. Appointment

   - appointment of any person as Director to fill a casual vacancy or as an additional Director.
   - appointment of Executive Chairman and Chief Executive Officer.
   - senior executive appointments.
   - appointment and resignation of external auditor and fixing of auditor's remuneration.

D. 董事會權力之轉授 *(續)*

D.1 管理功能 *(續)*

一般而言，董事會監察本公司之策略發展並釐定本集團之目標、策略及政策。董事會亦監控及控制經營及財務表現並制定風險管理之適當政策，以實現本集團之策略目標。董事會將本集團實施策略及日常經營之權力轉授予管理層。董事會受託擁有以下保留之權力：

1. 業務策略

   - 批准本集團策略目標、年度計劃及業績目標。
   - 批准重大擴張計劃或結業。
   - 批准預算。
   - 批准優先目標及業績指標。

2. 委任

   - 委任任何人士為董事，以填補臨時空缺，或委任額外董事。
   - 委任執行主席兼行政總裁。
   - 委任高級行政人員。
   - 委任、辭任外聘核數師及釐定核數師酬金。

D. DELEGATION BY THE BOARD *(Continued)*

D.1 Management functions *(Continued)*

2. Appointment *(Continued)*

   - appointment, resignation and removal of Company Secretary.
   - formation of the board committee(s) and approval of the membership and terms of reference of the board committee(s).

3. Board and senior management

   - delegation of authority to Executive Chairman and Chief Executive Officer, management and board committee(s).
   - approval of remuneration and incentive policies.
   - approval of remuneration of Directors and senior management.
   - assessment of the performance of the Company and the Board.

4. Relations with the shareholders

   - arrangements for the annual general meeting and other shareholders' meetings (if any).
   - matters relating to disclosure as required by the Law.
   - suggestions for nomination of Directors for election by the shareholders.

D. 董事會權力之轉授 *(續)*

D.1 管理功能 *(續)*

2. 委任 *(續)*

   - 委任、辭任、罷免、公司秘書。
   - 組建董事會轄下委員會並批准董事會轄下委員會成員及職權範圍。

3. 董事會及高級管理層

   - 轉授予執行主席兼行政總裁、管理層及董事會轄下委員會權力。
   - 批准酬金及獎勵政策。
   - 批准董事及高級管理層酬金。
   - 評核本公司及董事會表現。

4. 與股東之關係

   - 安排股東周年大會及其他股東會議（如有）。
   - 根據法律規定披露相關之事項。
   - 建議提名由股東選舉之董事。

D. DELEGATION BY THE BOARD *(Continued)*

D.1 Management functions *(Continued)*

5. Financial matters

   - approval of annual accounts and Directors' reports.
   - approval of credit/loan from banks/financial institutions.
   - approval of accounting policies.
   - approval of any substantial change in the policies of the Company for balance sheet management including but without limitation capital adequacy, credit, liquidity, maturity structure of assets and liabilities, interest rate and exchange rate risks and asset concentration both geographically and by sector.
   - approval of internal audit plan.
   - acceptance of auditor's reports including management letters.
   - issuing guarantees.
   - declaration of interim dividends and making recommendations on final dividends.

6. Capital expenditures

   - approval of the capital expenditure budget.
   - approval of priorities.

7. Major transactions not included in the budget.

D. 董事會權力之轉授 *(續)*

D.1 管理功能 *(續)*

5. 財務事項

   - 批准年度報表及董事會報告。
   - 批准銀行／金融機構之信貸／貸款。
   - 批准會計政策。
   - 批准本公司資產負債表管理政策之任何重大變更，包括但不限於資本充足率、信貸、流動資金、資產及負債屆滿結構、利率及兑換率風險以及地區及行業資產集中程度。
   - 批准內部核數計劃。
   - 接納核數師報告，包括致管理層信函。
   - 發出擔保書。
   - 宣派中期股息及就派發末期股息提出建議。

6. 資本支出

   - 批准資本支出預算。
   - 批准優先目標。

7. 未包括在預算內之重大交易。

D. DELEGATION BY THE BOARD *(Continued)*

D.1 Management functions *(Continued)*

8. Acquisition or disposal by the Company or any subsidiary of the Company of any equity interest in any company, asset and business for a consideration exceeding 5% of the Group shareholders' funds except in the ordinary course of trading.

9. Formation of a new venture requiring an investment of more than 5% of the Group shareholders' funds by the Company or any subsidiary of the Company.

10. Internal control and reporting systems

    - risk assessment and insurance.
    - risk management policies, e.g. hedging.
    - approval and establishment of any effective procedures for monitoring and control of operations including internal procedures for audit and compliance.

11. Use of the seal(s).

12. Donations and sponsorships (if any) above HK$100,000.

D.2 Board committees

Board committees should be formed with specific written terms of reference which deal clearly with the committees' authority and duties.	董事會轄下的各委員會的成立應訂有書面的特定職權範圍，清楚列載委員會權力及職責。

D. 董事會權力之轉授 *(續)*

D.1 管理功能 *(續)*

8. 本公司或本公司任何附屬公司收購或出售代價超過本集團股東資金5%之任何公司之任何股本權益、資產及業務，惟於正常交易過程中之收購或出售除外。

9. 本公司或本公司任何附屬公司組建所需投資超過本集團股東資金5%之新項目。

10. 內部監控及匯報制度

    - 風險評估及保險。
    - 風險管理政策，如對沖。
    - 批准及建立監控及控制經營之任何有效程序，包括核數及合規之內部程序。

11. 使用印章。

12. 港幣100,000元以上之捐款及贊助（如有）。

D.2 董事會轄下之委員會

D. DELEGATION BY THE BOARD *(Continued)*

D.2 Board committees *(Continued)*

Apart from the Audit Committee (particulars are disclosed under C.3) and the Remuneration Committee (particulars are disclosed under B.1), the Board has also established three other committee of the Board, namely the Financial Control Committee, the Executive Directors' Committee and the Operation Review Committee.

The Financial Control Committee is responsible for overseeing the internal financial control and treasury management function and comprises Mr. Richard Man Fai LEE, Executive Chairman and Chief Executive Officer of the Company, Mr. Tik Tung WONG, Executive Director and Chief Financial Officer of the Company and Ms. Virginia Tang, Deputy Financial Controller.

The Executive Directors' Committee is responsible for overseeing the discharge of the day-to-day management functions of the Executive Directors and comprises any two of the Executive Directors.

The Operation Review Committee is responsible for enhancing the overall internal control of the Group to ensure compliance with the principles and spirits of corporate governance and comprise of Mr. Sammy Chi Chung SUEN, Mr. Tik Tung WONG and some general management of the Group.

D. 董事會權力之轉授 *(續)*

D.2 董事會轄下之委員會 *(續)*

除審核委員會(詳情載於C.3)及薪酬委員會(詳情載於B.1)外，董事會亦已成立另外三個董事委員會，即財務管理委員會，執行董事委員會及經營審核委員會。

財務管理委員會負責監督內部財務監控及財務管理職能，由李文輝先生(本公司執行主席兼行政總裁)、汪滌東(執行董事及財務總監)及鄧美玲女士(副財務總監)組成。

執行董事委員會負責監察執行董事履行日常管理職能，並由任何兩名執行董事組成。

經營審核委員會負責提升本集團之整體內部監控，以確保遵守企業管治原則及本義。該委員會由孫志冲先生、汪滌東先生及本集團若干管理人員組成。

E. COMMUNICATION WITH SHAREHOLDERS

E.1 Effective communication

The board should endeavour to maintain an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with shareholders and encourage their participation.	董事會應盡力與股東持續保持對話，尤其是籍股東周年大會或其他股東大會與股東溝通及鼓勵他們的參與。

E. 與股東之溝通

E.1 有效溝通

E. COMMUNICATION WITH SHAREHOLDERS *(Continued)*

E.1 Effective communication *(Continued)*

At the 2005 Annual General Meeting, a separate resolution was proposed by the Executive Chairman in respect of each separate issue, including the re-election of Directors. At the forthcoming Annual General Meeting to be held on June 15, 2006, a separate resolution will be proposed by the Executive Chairman in respect of each separate issue, including the re-election of Directors.

The Chairmen of the Audit Committee and the Remuneration Committee or the members of the respective committees or their respective appointed delegates will attend the forthcoming annual general meeting to answer questions of shareholders.

E.2 Voting by poll

The issuer should regularly inform shareholders of the procedure for voting by poll and ensure compliance with the requirements about voting by poll contained in the Listing Rules and the constitutional documents of the issuer.	發行人應定期通知股東以投票方式表決的程序，並確保符合上市規則有關以投票方式表決的規定及發行人本身的組織章程文件。

The procedures for demanding a poll by the shareholders were incorporated in the circular for the forthcoming Annual General Meeting and also the special general meeting to be held immediately thereafter.

At the 2005 annual general meeting, the Executive Chairman has provided an explanation of the procedures for demanding poll by shareholders at the commencement of the meeting.

E. 與股東之溝通 *(續)*

E.1 有效溝通 *(續)*

於二零零五年股東週年大會上，執行主席建議就各個別事宜通過獨立決議案，包括重選董事。於二零零六年六月十五日即將舉行之股東週年大會上，執行主席將就各個別事宜提議通過獨立決議案，包括重選董事。

審核委員會及薪酬委員會主席或相關委員會之成員或其相關之獲委任代表將出席即將舉行之股東週年大會，以回答股東提出之問題。

E.2 以投票方式表決

股東要求以投票方式表決之程序已納入即將舉行之股東週年大會及緊隨其後舉行之股東特別大會之通函內。

執行主席已於二零零五年股東週年大會開始時解釋股東要求以投票方式表決之程序。



Enhance the Quality of Life

提升生活品味

和記行（集團）有限公司

為一間分銷優質品牌產品之多元化代理商，服務對象為亞洲地區客戶，市場以香港、澳門及中華人民共和國（「中國」）為主。本集團於一九五四年開始在香港代理音響器材。多年來，本集團不斷更新產品種類，時至今日，代理種類包括空調及冷凍產品；影音設備；汽車音響及電子產品；汽車及汽車配件；以及其他電子及電器產品。本集團亦設有直銷／零售業務。本集團具備豐富知識及經驗，並透過不同分銷渠道以及提供售後服務，以提升品牌之名譽及發展其所在產品市場之地位。過去五十多年來，憑著其市場推廣及銷售實力，加上與供應商建立的長期緊密關係，本集團確保其眾多品牌中，很多已成為其服務市場消費者心目中之頂級標記及家傳戶曉之名牌。

WO KEE HONG (HOLDINGS) LIMITED

is a diversified distributor of high-quality, brand-name products serving customers in the Asian region and in particular the Hong Kong, Macau and the mainland People's Republic of China (PRC) markets. The Group began distributing audio products in Hong Kong in 1954. Over the years, product categories have changed and today the Group distributes air-conditioning and refrigeration products; audio visual equipment; car audio and electronic products; motor vehicles and car accessories; and other electronic and electrical products. It also has a direct marketing/retailing business. The Group has considerable expertise in nurturing and developing brands and products it represents through its own distribution channels and including provision of after-sales service. For over five decades, by combining skilled marketing and sales with the close support of long established supplier relationships, the Group has ensured that many of its brands have become symbols of excellence and household names in the minds of consumers in the markets it serves.

HLB 國衛會計師事務所
Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants

香港
中環畢打街11號
置地廣場
告羅士打大廈31樓

31/F, Gloucester Tower
The Landmark
11 Pedder Street, Central
Hong Kong

TO THE SHAREHOLDERS OF
WO KEE HONG (HOLDINGS) LIMITED
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 72 to 180 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Directors of the Company are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

致
和記行(集團)有限公司各股東
(於百慕達註冊成立之有限公司)

本行已完成審核載於第72至180頁內按照香港普遍採納之會計原則編製之財務報表。

董事及核數師之個別責任

貴公司董事須負責編製真實及公平之財務報表。在編製該等真實及公平之財務報表時,董事必須貫徹採用合適之會計政策。

本行之責任乃根據本行審核工作之結果,對該等財務報表作出獨立意見,此意見僅按百慕達一九八一年公司法向整體股東報告,而不作其他用途,本行不就本報告之內容,對任何其他人士負責或承擔任何責任。

意見之基礎

本行是按照香港會計師公會頒佈之香港核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表中所載數額及披露事項有關之憑證,並包括評估董事於編製該等財務報表時所作出之重大估計及判斷,及釐定之會計政策是否適合 貴公司及貴集團之具體情況,以及有否貫徹應用並足夠地披露該等會計政策。

Basis of opinion *(Continued)*

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

意見之基礎（續）

本行在策劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份之憑證，就該等財務報表是否存有重要錯誤陳述，作出合理之確定。在表達意見時，本行亦已衡量該等財務報表所載資料在整體上是否足夠。本行相信，本行之審核工作已為本行的意見建立合理之基礎。

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

意見

本行認為該等財務報表均真實及公平地反映 貴公司及 貴集團於二零零五年十二月三十一日之財務狀況及 貴集團截至該日止年度之盈利及現金流量，並已按照香港公司條例之披露要求而妥善編製。

HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants

Hong Kong, April 11, 2006

國衛會計師事務所
英國特許會計師
香港執業會計師

香港，二零零六年四月十一日

For the year ended December 31, 2005
截至二零零五年十二月三十一日止年度

		Notes 附註	2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元 (Restated) (重列)
Turnover	**營業額**	6 & 7	**689,770**	618,618
Cost of sales	銷售成本		**(549,330)**	(487,512)
Gross profit	毛利		**140,440**	131,106
Other operating income	其他營業收入	8	**10,721**	6,788
Distribution costs	分銷費用		**(50,413)**	(55,850)
Administrative expenses	行政費用		**(95,101)**	(80,548)
Loss on disposal of properties held for sale	出售持作出售物業之虧損		**(2,905)**	–
Fair value gains/(losses) on investment properties	投資物業公平值收益／(虧損)	17	**12,728**	(1,594)
Reversal of write-down of properties held for sale to net realisable value	持作出售物業減值撥回至可變現淨值		**3,330**	2,207
Gain on settlement of a loan	債務清償收益	34	**88,178**	–
Provision for a legal claim	司法索償撥備	30	**(30,656)**	–
Profit from operations	**經營盈利**	9	**76,322**	2,109
Finance costs	財務費用	10	**(6,685)**	(7,902)
Net loss on disposal of subsidiaries	出售附屬公司之虧損淨額	11	**–**	(1,745)
Restructuring costs	重組費用	12	**–**	(1,320)
Share of results of associates	應佔聯營公司業績	22	**(20,739)**	(19,743)
Profit/(loss) before tax	除税前盈利／(虧損)		**48,898**	(28,601)
Income tax (expense)/credit	所得税(開支)／撥回	13	**(11,502)**	29,502
Profit for the year	**本年度盈利**		**37,396**	901
Attributable to:	**應佔：**			
Equity holders of the Company	本公司權益持有人		**35,461**	1,722
Minority interests	少數股東權益		**1,935**	(821)
			37,396	901
Earnings per share for profit attributable to the equity holders *of the Company* – Basic and diluted	**本公司權益持有人應佔之每股盈利－基本及攤薄**	14	**1.60 cents仙**	0.08 cents仙

The accompanying notes on pages 80 to 180 form an integral part of these financial statements.

於第80至180頁之附註為本財務報表之不可分割部份。

As at December 31, 2005
於二零零五年十二月三十一日

		Notes 附註	2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元 (Restated) (重列)
Non-current assets	**非流動資產**			
Investment properties	投資物業	17	**200,847**	172,305
Property, plant and equipment	物業，廠房及設備	18	**102,664**	117,528
Goodwill	商譽	19	**2,306**	2,306
Interests in associates	於聯營公司之權益	22	**60,545**	79,926
Investment securities	證券投資	26	**–**	702
Available-for-sale financial assets	可供出售之金融資產	27	**527**	–
Deferred tax assets	遞延税項資產	36	**6,300**	21,300
			373,189	394,067
Current assets	**流動資產**			
Inventories	存貨	23	**81,157**	85,023
Properties held for sale, at net realisable value	持作出售物業之可變現淨值		**24,851**	34,000
Trade and other receivables	貿易往來及其他應收賬款	24	**103,942**	73,587
Amounts due from associates	應收聯營公司款項	25	**4,528**	8,931
Other investments	其他投資	26	**–**	101
Other financial assets at fair value through profit or loss	其他以公平值計入損益的金融資產	28	**20**	–
Derivative financial instruments	衍生金融工具	46	**3,910**	–
Cash and cash equivalents	現金及現金等值項目	47	**24,009**	15,952
			242,417	217,594
Current liabilities	**流動負債**			
Trade and other payables	貿易往來及其他應付賬款	29	**118,832**	107,768
Provision for a legal claim	司法索償撥備	30	**30,656**	–
Bills payable	應付票據		**18,160**	38,840
Tax payable	應繳税項		**421**	241
Amounts due to related companies	應付關聯公司款項	32	**4,100**	9,726
Obligations under finance leases – due within one year	一年內到期之融資租賃債務	33	**82**	84
Borrowings – due within one year	一年內到期之貸款	34	**69,333**	32,820
			241,584	189,479

As at December 31, 2005
於二零零五年十二月三十一日

		Notes 附註	2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元 (Restated) (重列)
Net current assets	**流動資產淨值**		**833**	28,115
Total assets less current liabilities	**總資產減流動負債**		**374,022**	422,182
Non-current liabilities	**非流動負債**			
Convertible loan note	可換股貸款票據	31	**28,951**	–
Obligations under finance leases – due after one year	一年後到期之融資租賃債務	33	**319**	408
Borrowings – due after one year	一年後到期之貸款	34	**13,727**	131,624
Loan advanced from a minority shareholder	一名少數股東貸款	35	**–**	128
Amount due to a related company	應付一間關聯公司款項	32	**5,352**	–
Deferred tax liabilities	遞延稅項負債	36	**21,152**	25,094
			69,501	157,254
Net assets	**資產淨值**		**304,521**	264,928
Capital and reserves	**資本及儲備**			
Share capital	股本	37	**221,615**	221,615
Reserves	儲備		**79,362**	41,704
Equity attributable to equity holders of the Company	本公司權益持有人應佔權益		**300,977**	263,319
Minority interests	少數股東權益		**3,544**	1,609
Total equity	**總權益**		**304,521**	264,928

The accompanying notes on pages 80 to 180 form an integral part of these financial statements.

於第80至180頁之附註為本財務報表之不可分割部份。

The financial statements on pages 72 to 180 were approved and authorised for issue by the board of Directors on April 11, 2006 and are signed on its behalf by:

於第72至180頁之財務報表經董事會於二零零六年四月十一日批准及授權刊發並由下列董事代董事會簽署：

Director
董事

Director
董事

As at December 31, 2005
於二零零五年十二月三十一日

		Notes 附註	2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元
Non-current assets	**非流動資產**			
Property, plant and equipment	物業、廠房及設備	18	**421**	468
Investments in subsidiaries	於附屬公司之投資	21	**262,768**	262,768
			263,189	263,236
Current assets	**流動資產**			
Trade and other receivables	貿易往來及其他應收賬款		**813**	1,421
Amounts due from subsidiaries	應收附屬公司款項	25	**176,405**	69,400
Other investments	其他投資	26	**–**	36
Other financial assets at fair value through profit or loss	其他以公平值計入損益的金融資產	28	**20**	–
Cash and cash equivalents	銀行結存及現金		**78**	365
			177,316	71,222
Current liabilities	**流動負債**			
Trade and other payables	貿易往來及其他應付賬款		**3,217**	2,826
Amounts due to subsidiaries	應付附屬公司款項	25	**157,723**	65,065
Amounts due to related companies	應付關聯公司款項	32	**877**	2,177
			161,817	70,068
Net current assets	**流動資產淨值**		**15,499**	1,154
Total assets less current liabilities	**總資產減流動負債**		**278,688**	264,390
Non-current liabilities	**非流動負債**			
Convertible loan note	可換股貸款票據	31	**28,951**	–
Amount due to a related company	應付一間關聯公司款項	32	**1,162**	–
			30,113	–
Net assets	**資產淨值**		**248,575**	264,390
Capital and reserves attributable to the Company's equity holders	**本公司權益持有人應佔資本及儲備**			
Share capital	股本	37	**221,615**	221,615
Reserves	儲備	38	**26,960**	42,775
Total equity	**總權益**		**248,575**	264,390

The financial statements on pages 72 to 180 were approved and authorised for issue by the board of the Directors on April 11, 2006 and are signed on its behalf by:

於第72至180頁之財務報表經董事會於二零零六年四月十一日批准及授權刊發並由下列董事代董事會簽署：

Director
董事

Director
董事

For the year ended December 31, 2005
截至二零零五年十二月三十一日止年度

		Attributable to equity holders of the Company 本公司權益持有人應佔							
		Share capital 股本 HK$'000 港幣千元	Capital redemption reserve 資本贖回儲備 HK$'000 港幣千元	Exchange reserve 外滙儲備 HK$'000 港幣千元	Equity component of convertible loan note 可換股貸款票據之權益部份 HK$'000 港幣千元	Other reserve 其他儲備 HK$'000 港幣千元 (note) (附註)	Accumulated losses 累計虧損 HK$'000 港幣千元	Minority interests 少數股東權益 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
The Group	**本集團**								
At January 1, 2004, as previously reported as equity	於二零零四年一月一日，前期呈報為權益	221,615	916	(1,733)	-	151,236	(110,118)	-	261,916
At January 1, 2004, as previously separately reported as minority interests	於二零零四年一月一日，前期獨立呈報為少數股東權益	-	-	-	-	-	-	-	-
At January 1, 2004, as restated	於二零零四年一月一日，重列	221,615	916	(1,733)	-	151,236	(110,118)	-	261,916
Exchange difference arising on translation of financial statements of overseas operations not recognised in the income statement	換算未於損益表確認的海外業務財務報表產生之匯兑差額	-	-	(319)	-	-	-	-	(319)
Net expense recognised directly in equity	直接於權益內確認之開支淨值	-	-	(319)	-	-	-	-	(319)
Profit/(loss) for the year	本年度盈利／(虧損)	-	-	-	-	-	1,722	(821)	901
Total recognised (expense)/income for the year	本年度確認(支出)／收入總額	-	-	(319)	-	-	1,722	(821)	582
Increment due to increase of share capital of a subsidiary	因一間附屬公司增加股本產生之增額	-	-	-	-	-	-	2,430	2,430
At December 31, 2004 and January 1, 2005, as restated	於二零零四年十二月三十一日及二零零五年一月一日，重列	221,615	916	(2,052)	-	151,236	(108,396)	1,609	264,928
Exchange difference arising on translation of financial statements of overseas operations not recognised in the income statement	換算未於損益表確認的海外業務財務報表產生之匯兑差額	-	-	2,012	-	-	-	-	2,012
Net income recognised directly in equity	直接於權益確認之收入淨額	-	-	2,012	-	-	-	-	2,012
Profit for the year	本年度盈利	-	-	-	-	-	35,461	1,935	37,396
Total recognised income for the year	本年度確認收入總額	-	-	2,012	-	-	35,461	1,935	39,408
Recognition of equity component of convertible loan note	確認可換股貸款票據之權益部分	-	-	-	185	-	-	-	185
At December 31, 2005	於二零零五年十二月三十一日	221,615	916	(40)	185	151,236	(72,935)	3,544	304,521

For the year ended December 31, 2005
截至二零零五年十二月三十一日止年度

Included in the above is the Group's share of post-acquisition accumulated losses of associates, as follows:

上表包括本集團應佔聯營公司之收購後累計虧損，詳情如下：

		HK$'000 港幣千元
At January 1, 2004	於二零零四年一月一日	(27,616)
Loss for the year	年內虧損	(19,743)
At December 31, 2004	於二零零四年十二月三十一日	(47,359)
Loss for the year	年內虧損	(20,739)
At December 31, 2005	於二零零五年十二月三十一日	(68,098)

Note: The other reserve of the Group was transferred from the share premium account pursuant to the capital re-organisation on September 18, 2002.

附註：本集團之其他儲備乃根據於二零零二年九月十八日進行之股本重組轉撥自股份溢價賬。

For the year ended December 31, 2005
截至二零零五年十二月三十一日止年度

		2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元
Operating activities	**經營業務**		
Profit/(loss) before tax	除稅前盈利／(虧損)	**48,898**	(28,601)
Adjustments for:	經作出以下調整：		
Share of results of associates	應佔聯營公司業績	**20,739**	19,743
Interest income	利息收入	**(349)**	(48)
Interest expenses	利息支出	**6,272**	7,336
Finance lease charges	融資租賃費用	**13**	8
Depreciation	折舊	**5,681**	6,773
Amortisation of goodwill	商譽攤銷	**-**	407
Exchange loss arose from capitalisation of amount due to subsidiaries	應付附屬公司款項資本化之滙兌虧損	**842**	-
Loss on disposal of property, plant and equipment	出售物業、廠房及設備之虧損	**77**	558
Fair value loss on available-for-sale financial assets	可供出售之金融資產公平值虧損	**175**	-
Fair value losses on other financial assets at fair value through profit or loss	其他以公平值計入損益的金融資產公平值虧損	**81**	-
Fair value losses on derivative financial instruments	衍生金融工具公平值虧損	**17**	-
Provision for a legal claim	司法索償撥備	**30,656**	-
Unrealised holding gain of other investments	其他投資之未變現持有收益	**-**	(1)
Reversal of write-down of properties held for sale to net realisable value	持作出售物業減值至可變現淨值之撥回減值	**(3,330)**	(2,207)
Fair value (gains)/losses on investment properties	投資物業公平值(收益)／虧損	**(12,728)**	1,594
Net loss on disposal of subsidiaries	出售附屬公司虧損淨額	**-**	1,745
Exchange loss on loan advanced from a supplier	一名供應商貸款之匯兌虧損	**-**	214
Gain on settlement of a loan	清償一項貸款之收益	**(88,178)**	-
Waive of imputed interest expense on non-current interest-free amounts due to a related company	豁免應付一間關聯公司非流動免息款項之應計利息支出	**(487)**	-
Operating cash flows before movements in working capital	**未計營運資金變動前之經營現金流量**	**8,379**	7,521
Decrease in inventories	存貨減少	**3,866**	22,110
Decrease in properties held for sale	持作出售物業減少	**12,480**	23,246
Increase in trade and other receivables	貿易往來及其他應收賬款增加	**(31,246)**	(7,674)
Decrease/(Increase) in amounts due from associates	應收聯營公司款項減少／(增加)	**4,403**	(8,188)
Decrease in amounts due from related parties	應收關聯公司款項減少	**-**	2,085
Increase in trade and other payables	貿易往來及其他應付賬款增加	**12,612**	21,752
(Decrease)/Increase in bills payable	應付票據(減少)／增加	**(20,680)**	4,932
Decrease in amounts due to Directors	應付董事款項減少	**-**	(1,619)
Decrease in amounts due to related companies	應付關聯公司款項減少	**(274)**	(429)
Cash (used in)/generated from operations	**經營(所用)／所得現金**	**(10,460)**	63,736
Hong Kong Profits Tax refunded/(paid)	退回／(已付)香港利得稅	**44**	(132)
Overseas tax paid	已付海外稅項	**(298)**	(33)
		(254)	(165)
Net cash (used in)/generated from operating activities	**經營業務(所用)／所得現金淨額**	**(10,714)**	63,571

For the year ended December 31, 2005
截至二零零五年十二月三十一日止年度

		Notes 附註	2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元
Investing activities	**投資業務**			
Disposal of investment properties	出售投資物業		**9,176**	–
Purchase of property, plant and equipment	購買物業、廠房及設備		**(18,883)**	(2,584)
Proceeds from disposal of property, plant and equipment	出售物業、廠房及設備所得款項		**2,984**	548
Proceeds from disposal of subsidiaries	出售附屬公司所得款項	39	**–**	7,762
Interest received	已收利息		**349**	228
Increase in shareholding of a subsidiary	增加於一間附屬公司之股權		**–**	(2,287)
Investment in an associate	於一間聯營公司之投資		**–**	(7,025)
Net cash used in investing activities	**投資業務所用現金淨額**		**(6,374)**	(3,358)
Financing activities	**融資業務**			
New bank loans	新造銀行貸款		**306,494**	216,951
Net proceeds from issue of convertible loan note	發行可換股貸款票據所得款項淨額		**28,265**	–
New obligation under finance leases	新訂融資租賃債務		**–**	540
Repayment of bank loans	償還銀行貸款		**(260,662)**	(261,043)
Repayment of a loan advanced from a supplier	償還一名供應商之貸款		**(46,817)**	–
Increase in share capital of a subsidiary contributed by minority shareholders	因少數股東之出資而增加於一間附屬公司之股本增加		**–**	16
Interest paid	已付利息		**(4,824)**	(4,097)
Repayment of obligations under finance leases	償還融資租賃債務		**(82)**	(49)
Repayment of loan from a minority shareholder	償還一少數股東墊付之貸款		**(128)**	–
Finance lease charges paid	已付融資租賃費用		**(13)**	(8)
Net cash generated from/(used in) financing activities	**融資業務所得／(所用)現金淨額**		**22,233**	(47,690)
Net increase in cash and cash equivalents	**現金及現金等值項目增加淨額**		**5,145**	12,523
Cash and cash equivalents at January 1	**於一月一日之現金及現金等值項目**		**13,695**	1,796
Effect of foreign currency exchange rate changes	外幣匯率變動之影響		**(237)**	(624)
Cash and cash equivalents at December 31	**於十二月三十一日之現金及現金等值項目**		**18,603**	13,695
Analysis of the balances of cash and cash equivalents	**現金及現金等值項目結餘分析**			
Being:	即：			
Cash and cash equivalents	現金及現金等值項目		**24,009**	15,952
Bank overdrafts	銀行透支		**(5,406)**	(2,257)
			18,603	13,695

The accompanying notes on pages 80 to 180 form an integral part of these financial statements.

於第80至180頁之附註為本財務報表之不可分割部份。

1. General information

The Company is a public limited company incorporated in Bermuda and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The address of the registered office and principal place of business of the Company is disclosed in the corporate information of the annual report.

The Company is an investment holding company. Its subsidiaries are principally engaged in the import, marketing, distribution and after-sales service of high quality, brand-name products serving customers in the Asian region and, in particular, the markets of the People's Republic of China ("PRC"), Hong Kong, Macau, Singapore and Malaysia. The products include principally air-conditioning; domestic appliances; audio-visual electrical items including car audio; motor vehicles and accessories; and other electronic products.

The financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company. These financial statements were approved and authorised for issued by the Board on April 11, 2006.

1. 一般資料

本公司乃於百慕達註冊成立之公眾有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。本公司註冊辦事處及主要經營地點之地址於本年報公司資料部份披露。

本公司乃一間控股公司，其附屬公司主要從事高質素、名牌產品之進口、市場推廣及分銷業務，為亞洲地區(特別是中華人民共和國(中國)大陸、香港、澳門、新加坡及馬來西亞市場)顧客提供服務。產品主要包括空調產品、家用電器、影音電子產品(包括汽車音響)、汽車及配件，以及其他電子產品。

財務報表以港幣(即本公司之功能貨幣)呈列。財務報表於二零零六年四月十一日由董事會批准並授權刊發。

2. Basis of preparation

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss and investment properties, which are carried at fair value.

2. 編製基準

此綜合財務報表乃依據香港會計師公會頒佈之香港財務報告準則(「香港財務報告準則」，亦包含香港會計準則及其詮釋)、香港普遍接納之會計原則，香港公司條例之披露要求及香港聯合交易所有限公司證券上市規則(「上市規則」)之適用披露要求編製。該綜合財務報表按歷史成本慣例編製，惟若干可供出售金融資產之重估、以公平值計入損益之金融資產及金融負債(包括衍生金融工具)及以公平值入賬之投資物業例外。

2. Basis of preparation *(Continued)*

The preparation of financial statements in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies.

The adoption of new/revised HKFRSs

In 2005, the Group adopted the new/revised standards and interpretations of HKFRSs below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 (Amendment)	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKAS 40	Investment Property
HKAS-Int 15	Operating Leases – Incentives
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

2. 編製基準 *(續)*

依據香港財務報告準則編製財務報表，須採用若干關鍵會計估計。亦要求管理層於應用本公司會計政策時運用其判斷。

採納新訂／經修訂之香港財務報告準則

於二零零五年，本集團已採納以下有關其業務之香港財務報告準則之新訂／經修訂準則及詮釋。二零零四年之比較數字已根據有關之規定重列。

香港會計準則第1號	財務報表之呈列
香港會計準則第2號	存貨
香港會計準則第7號	現金流量報表
香港會計準則第8號	會計政策、會計估計之變更及差錯
香港會計準則第10號	結算日後事項
香港會計準則第16號	物業、廠房及設備
香港會計準則第17號	租賃
香港會計準則第21號	外幣匯率變動之影響
香港會計準則第23號	借貸成本
香港會計準則第24號	關聯方披露
香港會計準則第27號	綜合及獨立財務報表
香港會計準則第28號	於聯營公司之投資
香港會計準則第32號	金融工具：披露及呈列
香港會計準則第33號	每股盈利
香港會計準則第36號	資產減值
香港會計準則第38號	無形資產
香港會計準則第39號	金融工具：確認及計量
香港會計準則第39號（修訂）	金融資產及負債之過渡性及初步確認
香港會計準則第40號	投資物業
香港會計準則詮釋第15號	經營租賃－激勵措施
香港財務報告準則第2號	以股份方式支付
香港財務報告準則第3號	業務合併

2. Basis of preparation *(Continued)*

The adoption of new/revised HKFRSs *(Continued)*

The adoption of new/revised HKASs and HKFRSs did not result in substantial changes to the Group's accounting policies except for those further described below.

In summary:

- HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.
- HKASs 2, 7, 8, 10, 16, 23, 27, 28, 33 and HKAS- Int 15 had no material effect on the Group's policies.
- HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard.
- HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of HKAS 17 "Leases" has resulted in a change in the accounting policy relating to the reclassification of leasehold land from property, plant and equipment to operating leases. Where the land and building cannot be allocated reliably as at the date of acquisition, the land and building elements will continue to be treated as property, plant and equipment and carried at cost.

2. 編製基準 *(續)*

採納新訂／經修訂之香港財務報告準則 *(續)*

除下文進一步載述者外，採納新訂／經修訂香港會計準則、詮釋及香港財務報告準則並無對本集團之會計政策造成重大影響。

概括而言：

- 香港會計準則第1號對少數股東權益、應佔聯營公司除税後業績淨額之呈列及其他披露事項造成影響。
- 香港會計準則第2、7、8、10、16、23、27、28、33號及香港會計準則詮釋第15號對本集團政策並無重大影響。
- 香港會計準則第21號並未對本集團政策造成實質影響。每個合併實體之功能貨幣均已按經修訂標準之指引進行重估。
- 香港會計準則第24號對識別關連方及若干其他關聯方披露構成影響。

採納香港會計準則第17號「租賃」導致有關租賃土地由物業、廠房及設備重新分類為經營租賃之會計政策有變。倘土地及樓宇不能於收購日作可靠分配，土地及樓宇項目將繼續被視為物業、廠房及設備並以成本列賬。

2. Basis of preparation *(Continued)*

The adoption of new/revised HKFRSs *(Continued)*

The adoption of HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement" has resulted in a change in the accounting policy relating to the classification of other financial assets at fair value through profits or loss and available-for-sale financial assets. It has also resulted in the recognition of derivative financial instruments at fair value and the change in fair value is recognised through income statement.

In the current year, the Group has, for the first time, applied HKAS 40 "Investment Property". The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the profit or loss for the year in which they arise. In previous years, investment properties under the previous Statement of Standard Accounting Practice ("SSAP") No. 13 were measured at open market values, with revaluation surplus or deficits credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The Group has applied the relevant transitional provisions in HKAS 40 and elected to apply HKAS 40 from January 1, 2005 onwards.

2. 編製基準 *(續)*

採納新訂／經修訂之香港財務報告準則 *(續)*

採納香港會計準則第32號「金融工具：披露及呈列」及香港會計準則第39號「金融工具：確認及計量」導致有關以公平值計入損益之其他金融資產及可供出售金融資產之分類之會計政策有變，同時亦導致按公平值確認衍生金融工具，公平值之變動於損益表確認。

於本年度，本集團首次應用香港會計準則第40號「投資物業」。本集團選擇運用公平價值模式對投資物業列賬，該模式規定由投資物業之公平價值轉變所產生之收益或虧損乃直接於其產生年度之損益內確認。於過往年度，根據以往之會計實務準則(「會計實務準則」)第13號，投資物業乃按公開市值計量，而重估盈餘或虧絀則計入投資物業重估儲備或於投資物業重估儲備扣除，除非該儲備之結餘不足以抵銷重估減值(在該情況下，重估減值超出投資物業重估儲備結餘之部分將於損益表扣除)。倘減值之前已於損益表扣除而及後產生重估增值，則相等於過往已扣除之減值部分會計入損益表。由二零零五年一月一日起，本集團已應用香港會計準則第40號之相關過渡性條文及選擇應用香港會計準則第40號。

2. Basis of preparation *(Continued)*

The adoption of new/revised HKFRSs *(Continued)*

In the current year, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and employees of the Company, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised.

Following the adoption of HKFRS 3 "Business Combinations", HKAS 36 "Impairment of Assets" and HKAS 38 "Intangible Assets", goodwill on acquisition of subsidiary, jointly controlled and associated companies is no longer amortised but tested for impairment annually as opposed to being amortised over its estimated useful life in previous years. Any impairment loss recognised during the year is charged to the income statement. This change in accounting policy has been applied prospectively from January 1, 2005 and amortisation of goodwill ceased on December 31, 2004.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 16 – the initial measurement of an item of property, plant and equipment acquired in an exchange of assets transaction is accounted at fair value prospectively only to future transactions;

2. 編製基準 *(續)*

採納新訂／經修訂之香港財務報告準則 *(續)*

於本年度，本集團採納香港財務報告準則第2號：以股份形式支付。該準則要求本集團於購買貨品或獲取服務以交換股份或股份權利(「權益結算交易」)時，或以一定數量股份或股份權利交換其他等值資產(「現金結算交易」)時，確認開支。香港財務報告準則第2號對本集團之主要影響，乃其對授予本公司董事及僱員，於授出日確定之認股權公平值於整個待行使期之開支計量。運用香港財務報告準則第2號之前，於該類認股權行使之前，本集團並不確認其財務影響。

於採納香港財務報告準則第3號「業務合併」、香港會計準則第36號「資產減值」及香港會計準則第38號「無形資產」後，收購附屬公司、共同控制及聯營公司之商譽不再予以攤銷，由以往年度按其估計可使用年期進行攤銷，改為每年進行減值測試。任何於年度內確認之減值虧損於損益表扣除。此項會計政策之轉變已按預期由二零零五年一月一日起應用，而商譽攤銷已於二零零四年十二月三十一日終止。

會計政策之所有變動乃根據各自準則之過渡性條文而作出。除以下各項外，本集團所採納之所有準則均須追溯應用：

- 香港會計準則第16號－就自一項資產交易中購入之物業、廠房及設備，其初步計量乃依據公平值計算，且僅適用於未來交易；

2. Basis of preparation *(Continued)*

The adoption of new/revised HKFRSs *(Continued)*

- HKAS 21 – prospective accounting for goodwill and fair value adjustments as part of foreign operations;
- HKAS 39 – does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous SSAP 24 "Accounting for investments in securities" to investments in securities and also to hedge relationships for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised at January 1, 2005;
- HKAS 40 – since the Group has adopted the fair value model, there is no requirement for the Group to restate the comparative information, any adjustment should be made to the retained earnings as at January 1, 2005, including the reclassification of any amount held in revaluation surplus for investment property;
- HKAS-Int 15 – does not require the recognition of incentives for leases beginning before January 1, 2005;
- HKFRS 2 – only retrospective application for all equity instruments granted after November 7, 2002 and not vested at January 1, 2005; and
- HKFRS 3 – prospectively after January 1, 2005.

2. 編製基準 *(續)*

採納新訂／經修訂之香港財務報告準則 *(續)*

- 香港會計準則第21號－作為海外業務一部分的、對商譽及公平值調整無追溯力之會計處理；
- 香港會計準則第39號－不允許根據此準則追溯確認、終止確認及計算金融資產及負債。本集團於二零零四年比較資料中就其他投資應用以往之會計實務準則第24號「證券投資會計」處理證券投資及對沖關係。會計實務準則第24號與香港會計準則第39號之會計差異所需之調整，已於二零零五年一月一日確定並確認；
- 香港會計準則第40號－由於本集團已採用公平值模式，本集團無須再重列比較資料，任何調整(包括對投資物業重估盈餘任何部分之重新分類）均須針對於二零零五年一月一日之保留溢利進行調整；
- 香港會計準則-詮釋第15號－於二零零五年一月一日前開始之任何租賃，其激勵措施均不要求確認；
- 香港財務報告準則第2號－所有於二零零二年十一月七日後授出且於二零零五年一月一日尚未歸屬之所有權益工具才須追溯應用；及
- 香港財務報告準則第3號－於二零零五年一月一日後不作追溯應用。

2. Basis of preparation *(Continued)*

2. 編製基準 *(續)*

The adoption of new/revised HKFRSs *(Continued)*

採納新訂／經修訂之香港財務報告準則 *(續)*

		2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元
The adoption of HKFRS 3 resulted in:	**採納香港財務報告準則第3號之影響：**		
Decrease in administrative expenses - Goodwill amortisation	行政費用減少－商譽攤銷	**407**	–
Increase in basic and diluted earnings per share	每股盈利(基本及攤薄)增加	**0.02 cent仙**	–
The adoption of HKAS 39 resulted in:	**採納香港會計準則第39號之影響：**		
Increase in available-for-sale financial assets	可供出售金融資產增加	**527**	–
Decrease in investment securities	證券投資減少	**527**	–
Increase in financial assets at fair value through profit or loss	以公平值計入損益之金融資產增加	**20**	–
Decrease in other investments	其他投資減少	**20**	–
Increase in derivative financial instruments	衍生金融工具增加	**3,910**	–
Increase in administrative expenses:	行政費用增加：		
– Available-for-sale financial assets	－可供出售金融資產	**175**	–
– Derivative financial instruments	－衍生金融工具	**17**	–
Decrease in basic and diluted earnings per share	每股盈利(基本及攤薄)減少	**0.01 cent仙**	–

2. Basis of preparation *(Continued)*

The adoption of new/revised HKFRSs *(Continued)*

The Group has not early applied the following new/revised standards and interpretations that have been issued but are not yet effective.

HKAS 1 (Amendment)	Capital Disclosures
HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HKAS 39 & HKFRS 4 (Amendments)	Financial Guarantee Contracts
HKFRS 7	Financial Instruments: Disclosures
HKFRS-Int 4	Determining whether an Arrangement contains a Lease

2. 編製基準 *(續)*

採納新訂／經修訂之香港財務報告準則 *(續)*

本集團並無提前採用以下已公布但尚未生效之新訂／經修訂準則及詮釋。

香港會計準則第1號(修訂)	資本披露
香港會計準則第19號(修訂)	精算損益，集團計劃及披露
香港會計準則第39號(修訂)	就預計集團間交易之現金流量對沖會計
香港會計準則第39號(修訂)	公平值認股權
香港會計準則第39號及香港財務報告準則第4號(修訂)	金融擔保合約
香港財務報告準則第7號	金融工具：披露
香港財務報告準則－詮釋第4號	確定一項安排是否含有一項租賃

3. Significant accounting policies

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to December 31 each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Investments in subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

3. 主要會計政策

綜合基準

綜合財務報表包括本公司及其附屬公司截至每年十二月三十一日之財務報表。

本年度內被收購或出售之附屬公司業績已包括在綜合損益表內，由其購入生效日期起或截至其出售生效日期(倘適用)止計算在內。

必要時，將調整附屬公司之財務報表，以令彼等之會計政策與本集團其他成員所採用者一致。

所有集團內公司間交易、結餘，收入及支出概於綜合時對銷。

就未經綜合計算附屬公司，於彼等資產淨值之少數股東權益與本集團之權益分開呈列。資產淨值內少數股東權益包括於原始業務合併日期之權益，及自合併日期起少數股權之變化。少數股東應佔且數額超逾少數股東於附屬公司權益之虧損，乃針對本集團之權益進行分配，惟少數股東有具約束力責任並能夠作出額外投資彌補虧損之情形除外。

於附屬公司之投資

附屬公司指本集團有權控制其財務及營運政策並一般持有過半數投票權之所有公司(包括特定用途公司)。當評估本集團是否控制另一家公司時，將考慮現時是否存在可行使或可換股的潛在投票權及其影響。

於附屬公司之投資按成本扣除已辨別減值虧損後列入本公司之資產負債表內。

3. Significant accounting policies *(Continued)*

Interests in associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting, Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligation or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

3. 主要會計政策*(續)*

於聯營公司之權益

聯營公司指本集團對其有重大影響力但並無控制權，且一般持有20%至50%投票權之所有公司。

聯營公司之業績，資產及負債乃以會計權益法綜合入財務資料。根據權益法，於聯營公司之投資乃按成本於綜合資產負債表中列賬，並就本集團分佔該聯營公司之損益及權益變動之收購後變動作出調整，以及減去任何已識別之減值虧損。當本集團分佔某聯營公司之虧損相等於或超出其於該聯營公司之權益(其包括任何長期權益，而該長期權益實質上構成本集團於該聯營公司之投資淨額之一部份)，則本集團不再繼續確認其份佔之進一步虧損。額外分佔之虧損乃被撥備，而負債僅以本集團已產生法定或推定責任或代表該聯營公司作出付款者為限被確認。

倘與本集團之一間聯營公司進行一組交易，則損益以本集團於有關聯營公司中之權益為限撇銷。

3. Significant accounting policies (Continued)

Goodwill

Goodwill arising on acquisitions prior to January 1, 2005

Goodwill arising on an acquisition of a subsidiary or an associate for which the agreement date is before January 1, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary or associate at the date of acquisition.

For previously capitalised goodwill arising on acquisitions after January 1, 2001, the Group has discontinued amortisation from January 1, 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired (see the accounting policy below).

Goodwill arising on acquisitions on or after January 1, 2005

Goodwill arising on an acquisition of a subsidiary or an associate for which the agreement date is on or after January 1, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary or associate at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

3. 主要會計政策（續）

商譽

於二零零五年一月一日之前因收購所產生之商譽

因收購一間附屬公司或聯營公司（且協議日期早於二零零五年一月一日）所產生之商譽乃收購成本超逾於協議日期本集團於相關附屬公司或聯營公司可辨別資產及負債公平值內權益之差額。

就於二零零一年一月一日後因收購產生且已資本化之商譽，本集團已自二零零五年一月一日起停止攤銷，而此類商譽每年（或當指標顯示商譽相關之現金產生單位可能出現減值時）進行減值測試（見下列會計政策）。

於二零零五年一月一日或之後因收購所產生之商譽

因收購一間附屬公司或聯營公司（且協議日期為或遲於二零零五年一月一日）所產生之商譽乃收購成本超逾於協議日期本集團於相關附屬公司或聯營公司可辨別資產、負債及或然負債公平值內權益之差額。此等商譽乃按成本減任何累計減值虧損入賬。

3. Significant accounting policies *(Continued)*

Goodwill *(Continued)*

Goodwill arising on acquisitions on or after January 1, 2005 (Continued)

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the balance sheet. Capitalised goodwill arising on an acquisition of an associate (which is accounted for using the equity method) is included in the cost of the investment of the relevant associate.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary or an associate, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

3. 主要會計政策 *(續)*

商譽 *(續)*

於二零零五年一月一日或之後因收購所產生之商譽(續)

因收購一間附屬公司所產生且已資本化之商譽於資產負債表內獨立呈列。因收購一間聯營公司所產生之資本化商譽(以權益會計法計算)，計入有關聯營公司之投資成本。

就減值測試，因收購產生之商譽被分配至每個預期因收購而產生協同效應之相關現金產生單位或單位組。獲分配商譽之現金產生單位將每年(或有指標顯示商譽相關之現金產生單位可能出現減值時)進行減值測試。於某財政年度因收購產生商譽時，所獲分配商譽之現金產生單位於該財政年度結束前進行減值測試。當現金產生單位可收回值低於其賬面值，將首先分配減值虧損抵減該單位所獲分配任何商譽之賬面值，再依據該單位內每項資產賬面值按比例抵減其他資產。商譽之減值虧損於損益表內直接確認。商譽減值虧損並不於隨後期間內撥回。

之後一間附屬公司或聯營公司若被出售，則資本化商譽之應佔金額概於計算出售之盈利或虧損時計入。

3. Significant accounting policies *(Continued)*

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities. Revenue is shown, net of returns, rebates and discounts and after eliminating sales within the Group. Revenue is recognised as follows:

Sale of goods are recognised when goods are delivered and title has passed.

Maintenance service income is recognised when services are rendered.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Rental income under operating leases is recognised on a straight-line basis over the terms of the relevant leases.

Commission income is recognised when the relevant services are rendered.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

3. 主要會計政策 *(續)*

收入確認

收益包括本集團日常業務中出售貨品及服務的已收或應收代價的公平值。收益在扣除退貨、回佣及折扣，及抵銷本集團間之銷售後列帳。收益按以下基準確認：

銷售商品收入乃於交貨及所有權已轉移至買家時確認。

保養維修收入乃於提供服務時確認。

利息收入按時間法計入，並按未償還本金及適用實際利率（即將該金融資產之估計未來現金流入量準確折現至其賬面淨額之利率）計算。

經營租賃之租金收益乃按有關租賃之年期以直線法確認。

佣金收入乃於提供有關服務時確認。

投資所得股息收入乃根據收取股息之股東權利確認後方予入賬。

分部報告

業務分部乃一組提供產品或服務的資產及業務，所涉風險及回報與其他業務分部不同。地區分部指於個別經濟環境提供產品或服務。而所涉風險及回報有別於其他經濟環境經營之分部。

3. Significant accounting policies *(Continued)*

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

Rental income from operating leases is recognised on a straight-line basis over the terms of the relevant leases.

The Group as lessee

Assets held under finance leases are recognised as assets of the Group at their fair value at the date of acquisition (or, if lower, at the present value of the minimum lease payment). The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs are charged to the income statement over the terms of the relevant leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the terms of the relevant leases.

3. 主要會計政策 *(續)*

租賃

倘租賃之條款將資產所有權之絕大部份風險及收益撥予承租人，則有關租賃將歸類為融資租賃。所有其他租賃均歸類為經營租賃。

本集團為出租人

融資租賃承租人之欠款乃按本集團於有關租賃之淨投資額而記錄為應收賬款。融資租賃收入乃於會計期間分配，從而反映本集團有關租約之淨投資額所產生之固定回報率。

經營租賃之租金收益乃按有關租賃之年期以直線法確認。

本集團為承租人

按融資租賃而持有之資產以購置日期之公平價值確認為本集團資產（或倘屬較低者，則以最低租賃付款之現值）。承租人相應之債務，於資產負債表中列賬為應付融資租賃債務。財務費用撥入有關租賃期間之損益表內處理，就每段會計期間之債務餘額之固定支出率計算。

經營租賃之應付租金乃按有關租賃之年期以直線法於損益表扣除。

3. Significant accounting policies *(Continued)*

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financials statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the year, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

3. 主要會計政策 *(續)*

外幣

編製每個集團企業之財務報表時，採用非該企業功能貨幣(外幣)進行之交易，一律以交易日現行滙率折算為其功能貨幣(即該企業經營之主要經濟環境通用之貨幣)入賬。於每個結算日，以外幣計值之貨幣資產以結算日現行滙率重新折算。以外幣計值且以公平值入賬之非貨幣項目，以公平值釐定日之現行滙率重新折算。以外幣歷史成本計量之非貨幣項目概不重新折算。

因貨幣項目結算及貨幣項目折算產生之滙兑差額於產生期內之損益賬內確認，惟構成本集團對一項外國業務淨投資之貨幣項目所產生之滙兑差額除外，此類滙兑差額於綜合財務報表之權益部分確認。以公平值入賬之非貨幣項目，其重新折算產生之滙兑差額於當期損益賬內確認，惟重新折算非貨幣項目產生之損益直接於權益確認，其重新折算產生之滙兑差額亦直接於權益內確認。

就呈列綜合財務報表而言，本集團海外經營業務之資產及負債乃按於結算日之適用匯率換算為本公司之列賬貨幣(如港元)，而其他收入及支出乃按該年度之平均匯率進行換算。除非匯率於該年度內出動大幅波動則作別論，於此情況下，則採用於換算當日之適用匯率。所產生之匯兑差額(如有)乃確認作股本之獨立部分(匯兑儲備)。該等匯兑差額乃於海外業務被出售之期間內於損益賬內確認。

3. Significant accounting policies *(Continued)*

Foreign currencies *(Continued)*

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after January 1, 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the translation reserve.

Borrowing costs

All borrowing costs are recognised as and included in finance costs in the income statement in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement schemes are charged as an expense as they fall due.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

3. 主要會計政策 *(續)*

外幣 *(續)*

於二零零五年一月一日或以後，於收購海外業務時產生之有關所收購可識別資產之商譽及公平值調整乃處理為該海外經營業務之資產及負債，並按於結算日之適用匯率進行換算。產生之匯兑差額乃於匯兑儲備內確認。

貸款成本

所有貸款成本均予確認並列入產生期間損益表內之財務費用。

退休福利費用

界定供款退休金計劃之付款乃於到期支付時確認為開支。

税項

所得税開支乃為現行應繳税項與遞延税項之總額。

現行應繳税項根據本年度之應課税盈利計算。應課税盈利與損益表內呈報之純利兩者差異乃基於其並無計入其他年度之應課税或可扣減收支項目，亦無計入毋須課税及不獲扣減之損益表項目所致。

3. Significant accounting policies *(Continued)*

Taxation *(Continued)*

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associate, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

3. 主要會計政策 *(續)*

稅項 *(續)*

遞延稅項乃為財務報表內資產及負債賬面值與計算應課稅盈利所用相應稅基間之差異而產生之應繳付或可退回稅項，並採用「資產負債表負債法」入賬。遞延稅項負債一般按所有應課稅之暫時性差異予以確認，而遞延稅項資產則按可能會出現可用以抵銷可扣減之暫時性差異之應課稅盈利而予以確認。倘若暫時性差異乃基於商譽或於一項不影響稅務盈利或會計盈利之交易中初步確認(業務合併之情況下除外)之其他資產及負債而引致，則有關資產及負債不予確認。

遞延稅項負債按於附屬公司及聯營公司之投資所引致之應課稅暫時性差異而予以確認，惟本集團可控制撥回之暫時性差異及不大可能於可見將來撥回之暫時性差異則除外。

遞延稅項資產之賬面值於每個結算日作檢討，並作出調減直至不再可能會有足夠應課稅盈利恢復全部或部分資產價值。

遞延稅項按預計於償還負債或變現資產之期間內按適用之稅率計算。遞延稅項於損益中扣除或計入，惟倘遞延稅項與直接在權益中扣除或計入權益之項目有關，在此情況下遞延稅項亦會於權益中處理。

3. Significant accounting policies *(Continued)*

Property, plant and equipment

Property, plant and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual values, using the straight-line method, at the following rates per annum:

– Land held under medium-term lease	Over the unexpired term of lease
– Buildings on land held under medium-term lease	$2^1/_2$ – 5%
– Leasehold improvements	20%
– Furniture, fixtures and equipment	10 – 20%
– Machinery and tools	20 – $33^1/_3$%
– Motor vehicles	20 – 25%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant leases.

The land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight line basis. This change in accounting policy has been applied retrospectively. Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment. As the directors consider the allocation between the land and buildings elements cannot be made reliably, no restatement has been made in the financial statements.

3. 主要會計政策 *(續)*

物業、廠房及設備

物業、廠房及設備均以成本值減除累計折舊及累積減值虧損後入賬。

物業、廠房及設備之折舊，乃將其成本減除估計之殘值，按其估計之可使用年期以直線法撇銷，所使用之年率如下：

以中期契約持有之土地	契約尚餘年期
建於中期契約土地上之樓宇	$2^1/_2$ － 5%
物業裝修	20%
傢俬、裝置及設備	10 － 20%
機器及工具	20 － $33^1/_3$%
汽車	20 － 25%

按融資租賃持有之資產，均按其與自置資產相同基準之估計可使用年期或租賃年期折舊，以較短者為準。

就租賃分類而言一項土地及樓宇租賃中之土地及樓宇部分乃分開考慮，惟不能在土地及樓宇部份之間可靠地分配租賃款項者除外，而在此情況下，整項租賃一般被視為融資租約。倘未能在土地及樓宇部份之間作出可靠分配，則土地之租賃權益將繼續入賬為物業、機器及設備。由於董事認為在土地及樓宇部分部之間未能作出可靠分配，故並無於本財務報表中重列。

3. Significant accounting policies *(Continued)*

Property, plant and equipment *(Continued)*

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year in which the item is derecognised.

3. 主要會計政策 *(續)*

物業、廠房及設備 *(續)*

物業、機器及設備項目於出售後或當預期持續使用該資產將不會產生未來經濟利益時不再確認。於不再確認該資產時所產生之任何收益或虧損(以出售所得款項淨額與該項目之賬面值之差額計算),將計入不再確認年度之綜合收益表內。

投資物業

投資物業乃因具投資潛力且可按公平基準磋商租金收入而持有之已落成物業。

於初步確認時,投資物業以成本入賬(包括任何直接應佔支出)。初步確認後,投資物業採用公平值模型計量。投資物業公平值變動產生之損益計入發生期間之損益賬。

一項投資物業被出售或該投資物業永久停止使用,或預期出售該項投資物業不會產生任何未來經濟收益,則該項投資物業被終止確認。終止確認某項資產產生之任何損益(按出售所得款項淨額與該資產賬面值之差計算)均列入有關項目被終止確認年度之損益表。

3. Significant accounting policies *(Continued)*

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method. Net realisable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

3. 主要會計政策 *(續)*

存貨

存貨乃按成本或可變現淨值之較低者入賬。成本以先入先出法計算。可變現淨值乃於日常業務之估計售價減適用之可變銷售開支。

現金及現金等值項目

現金及現金等值項目按成本在資產負債表內列賬。在現金流量表中，現金及現金等值項目包括手頭現金、銀行通知存款及於購入後三個月內到期之現金投資及銀行透支。銀行透支呈列於資產負債表流動負債之貸款內。

撥備及或然負債

當本集團具有一項因過往事件導致之當前責任，且很有可能本集團被要求履行該項責任時，即確認撥備。撥備乃依據董事於結算日對履行該項責任所需開支之最佳估計，若影響重大則將金額貼現為現值。

或然負債指因過往事件而產生的可能責任，而有關責任會否存在，須視乎日後一項或多項事件會否出現，而出現與否非完全由集團控制；也可以是因過往事件而已經產生的責任，但因為將來需要撥出經濟資源履行責任的機會不大，或不能對所涉及金額作可靠計量而未有入賬處理。

或然負債不予入賬，但會在賬目附註披露。若情況有變以致將來可能需要撥出資源以履行責任，即以撥備入賬。

3. Significant accounting policies *(Continued)*

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the four categories, including financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss has two subcategories, including financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

3. 主要會計政策 *(續)*

金融工具

當本集團企業成為金融工具合約其中一方時，於資產負債表內確認為金融資產或金融負債。金融資產及負債初步以公平值計量。直接歸於金融資產或負債之交易成本(以公平值計入損益的金融資產及金融負債除外)，於初步確認時計入金融資產或負債之公平值或從中扣減。直接歸於收購金融資產或金融負債，且以公平值計入損益的交易成本即時計入損益。

金融資產

本集團之金融資產劃分為四類，包括以公平值計入損益的金融資產，貸款及應收款項，持至到期日投資及可供出售之金融資產。金融資產之所有正常購買及出售均按交易日期基準確認。正常購買及銷售乃指須按規定或市場慣例規定之時間內交收資產之金融資產買賣。每類金融資產採用之會計政策說明如下。

以公平值計入損益的金融資產

以公平值計入損益的金融資產包括兩個分類，即持作交易之金融資產及於初步確認時即定為以公平值計入損益之金融資產。於初步確認後之每個結算日，以公平值計入損益之金融資產以公平值計量，而公平值變化直接於所產生期間之損益內確認。

3. Significant accounting policies *(Continued)*

Financial instruments *(Continued)*

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables and amounts due from associates) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories (set out above). At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not reverse in subsequent periods. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

3. 主要會計政策 *(續)*

金融工具 *(續)*

貸款及應收款項

貸款及應收款項乃固定或可釐定付款，並未於活躍市場掛牌之非衍生金融資產。於初步確認後之每個結算日，貸款及應收款項(包括貿易及其他應收款項及應收聯營公司款項)按實際利率法計算之攤銷成本減任何已辨別之減值虧損入賬。若有客觀證據顯示有關資產已減值，則於損益內確認減值虧損，其金額乃以該項資產之賬面值於以初始實際利率折現估計未來現金流量之現值之差額計量。若在較後期間，可收回金額增加而該增加是可客觀地與確認減值後發生事件有關連，減值虧損予以撥回，惟於減值撥回之日的資產賬面金額不得超過假如並無確認減值的已攤銷成本。

可供出售金融資產

可供出售金融資產乃被指定為或者無法歸入其他(如上所述)類別的非衍生金融工具。於初步確認後之每個結算日，可供出售金融資產以公平值計量。公平值變化於權益內確認，直至該金融資產被出售或被釐定應予減值，屆時之前已在權益內確認的累積損益將被剔除於權益，並於損益內確認。可供出售金融資產之任何減值虧損均於損益內確認。可供出售股票投資的減值虧損不會於隨後期間撥回。就可供出售債務投資而言，如其後該投資之公平價值增加，而該增加是可客觀地與確認減值虧損後發生的事件有關連，減值虧損隨後撥回。

3. Significant accounting policies *(Continued)*

Financial instruments *(Continued)*

Available-for-sale financial assets (Continued)

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The Group's financial liabilities are generally classified into financial liabilities at fair value through profit or loss and other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Other financial liabilities

Other financial liabilities including trade and other payables, amounts due to related companies, bank borrowings and obligations under finance leases are subsequently measured at amortised cost, using the effective interest rate method.

3. 主要會計政策 *(續)*

金融工具 *(續)*

可供出售金融資產(續)

於活躍市場並無可報市價而其公平值未能可靠地計量，且有相連之衍生工具及必須以交付無報價股票工具作結算的可供出售股票投資，於初步確認後之每個結算日按成本減任何已辨認減值虧損計量。若有客觀證據顯示資產已減值，即確認減值虧損。減值虧損按資產的賬面值與估計未來現金流按類似金融資產的現時市場回報率折現為現值，以二者之差額計算。此等減值虧損概不於往後期間內撥回。

金融負債及權益

由一間集團公司發行之金融負債及權益工具，乃依據所簽署合約安排之實質，及對金融負債及權益工具之界定進行歸類。

一項權益工具乃證明於本集團資產之剩餘權益(扣減其所有負債後)之任何合約。本集團之金融負債一般分為以公平值計入損益之金融負債及其他金融負債。就金融負債及權益工具所採納之會計政策列載如下。

其他金融負債

其他金融負債包括貿易及其他應付款項，應付關聯公司款項，銀行貸款及融資租賃承擔採用實際利率方法計算攤銷成本入賬。

3. Significant accounting policies *(Continued)*

Financial instruments *(Continued)*

Convertible loan notes

Convertible loan notes issued by the Company that contain both financial liability and equity components are classified separately into respective liability and equity components on initial recognition. On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debts. The difference between the proceeds of the issue of the convertible loan notes and the fair value assigned to the liability component, representing the embedded call option for the holder to convert the loan notes into equity, is included in equity (convertible loan notes equity reserve).

In subsequent periods, the liability component of the convertible loan notes is carried at amortised cost using the effective interest method. The equity component, represented by the option to convert the liability component into ordinary shares of the Company, will remain in convertible loan notes equity reserve until the embedded option is exercised (in which case the balance stated in convertible loan notes equity reserve will be transferred to share premium). Where the option remains unexercised at the expiry date, the balance stated in convertible loan notes equity reserve will be released to the retained earnings. No gain or loss is recognised in profit or loss upon conversion or expiration of the option.

Transaction costs that relate to the issue of the convertible loan notes are allocated to the liability and equity components in proportion to the allocation of the proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortised over the period of the convertible loan notes using the effective interest method.

3. 主要會計政策 *(續)*

金融工具 *(續)*

可換股貸款票據

本集團發行之可換股貸款票據包含金融負債及金融權益部分，並於初步確認時分開歸類於各自負債及權益部分。於初步確認時，負債部分之公平值乃按類似非可換股債券之現行市場息率釐定。發行可換股貸款票據所得款項淨額與歸入負債部分之公平值之差額（代表持有人將貸款票據轉換為權益之內置認購期權）計入權益（可換股貸款票據權益儲備）。

其後期間可換股貸款票據之負債部分採用實際利率法以攤銷成本入賬。權益部分（代表將負債部分轉換為本公司普通股之期權）將保留於可換股貸款票據儲備內直至內置期權被行使，（此時於可換股貸款票據權益儲備呈列之餘額將轉撥至股份溢價）。若該期權於到期日仍未行使，則於可換股貸款票據權益儲備呈列之餘額將被用於撥入保留盈利。期權於換股或失效時之損益概不會於損益內確認。

發行可換股貸款票據有關交易成本乃按所得款項分配比例，分配至負債及權益部分。與權益部分相關之交易成本直接從權益扣除。與負債部分相關之交易成本計入負債部分之賬面值並以實際利率法於可換股貸款票據年期內攤銷。

3. Significant accounting policies *(Continued)*

Financial instruments *(Continued)*

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

For financial liabilities, they are removed from the Group's balance sheet (i.e. when the obligation specified in the relevant contract is discharged, cancelled or expires). The difference between the carrying amount of the financial liability derecognised and the consideration received or receivable is recognised in profit or loss.

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverse, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

3. 主要會計政策 *(續)*

金融工具 *(續)*

終止確認

當自一項金融資產收取現金流量之權利屆滿，或該項金融資產已轉讓且本集團已大體上轉移該金融資產所有權之全部風險及報償，該金融資產即被終止確認。於終止確認某項金融資產時，有關資產賬面值及已收代價之和，與已直接於權益確認之累積收益或虧損之差額乃於損益內確認。

金融負債則自本集團之資產負債表內移除（即當有關合約規定之責任被解除、取消或屆滿之時）。被終止確認之金融負債賬面值與已收代價之差額乃於損益內確認。

持有供出售物業

持有供出售物業以成本及可兑現淨值之較低者呈列。

減值

於每個結算日，本集團會對有形資產及無形資產之賬面金額進行核查，以確定是否有跡象顯示這些資產已蒙受減值虧損。倘估計資產之可收回金額低於其賬面值，則將該資產之賬面金額減低至其可收回金額。減值虧損會即時確認為一項費用。

倘減值虧損於其後撥回，該資產之賬面金額增加至其可收回金額之重新估計值，惟增加後之賬面金額不能超過該資產過往年度已確認為無減值虧損之賬面金額。減值虧損之撥回即時確認為收入。

4. Financial risk management objectives and policies

The Group's major financial instruments include equity and debt investments, borrowings, trade receivables, trade payables and convertible loan notes. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Currency risk

Several subsidiaries of the Company have foreign currency sales, which expose the Group to foreign currency risk. In order to mitigate the foreign currency risk, foreign currency forward contracts are entered into in respect of highly probable foreign currency forecast sales in accordance with the Group's risk management policies.

Certain trade receivables, loan receivables and borrowings of the Group are denominated in foreign currencies. The management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises.

Fair value interest rate risk

The Group's fair value interest rate risk relates primarily to fixed-rate bank borrowings (see Note 34). In relation to these fixed-rate borrowings, the Group aims at keeping borrowings at variable rates.

Besides, the Group is exposed to interest rate risk through the impact of rate changes on interest bearing bank borrowings and obligations under finance leases. The interest rates and terms of repayment of bank borrowings and obligations under finance leases of the Group are disclosed in notes 34 and 33 respectively.

4. 金融風險管理目標及政策

本集團主要金融工具包括股票及債券投資、貸款、貿易應收款項，貿易應付款項及可換股貸款票據。此等金融工具之詳情於各自附註內披露。該等金融工具有關風險及減少該等風險之政策陳述如下。管理層對此類風險進行管理及監察，以確保及時有效採取恰當措施。

貨幣風險

本公司數間附屬公司有以外幣計值之銷售，令本集團面對外幣風險。依據本集團風險管理政策，就高度可能之預計外幣銷售將簽訂外滙遠期合約。

本集團若干貿易應收款項、應收貸款及借款乃以外幣計值。管理層監察外滙風險並將考慮於必要時對沖重大外幣風險。

公平值利率風險

本集團之公平值利率風險主要涉及定息貸款(見附註第34項)。就此等定息貸款，本集團極力採用不同的貸款利率。

此外，本集團之計息融資租賃債務及銀行借貸承受利率變動風險。本集團之融資租賃債務及銀行借貸之利率及償還條款分別於附註第34及33項披露。

4. Financial risk management objectives and policies *(Continued)*

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations as at December 31, 2005 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

Liquidity risk

The Group's liquidity risk management includes diversifying the funding sources. The Group regularly reviews its major funding positions to ensure that it has adequate financial resources in meeting its financial obligations.

4. 金融風險管理目標及政策 *(續)*

信貸風險

若交易對手未能履行責任，本集團就於二零零五年十二月三十一日每類已確認之金融資產所面對之最大信貸風險，乃於綜合資產負債表呈列之該等資產之賬面值。為使信貸風險減至最小，本集團已委派一組人員負責釐定信貸額度，信貸批准及其他監察程序，確保對過期債務採取跟進行動。此外，本集團於每個結算日對每項貿易應收債項之可收回金額進行審核，確保對不可收回金額計提足夠減值虧損。因此，董事認為本集團之信貸風險已大幅降低。

流動資金風險

本集團的流動資金風險管理包括分散資金來源。本集團定期檢討其主要資金來源狀況，確保擁有足夠財務資源以應付其財務承擔。

5. Critical accounting judgements and key sources of estimation uncertainty

In the process of applying the entity's accounting policies which are described in note 3, management has made the following judgments that have significant effect on the amounts recognised in the financial statements. The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are also discussed below.

Allowances for bad and doubtful debts

The policy for allowance of bad and doubtful debts of the Group is based on the evaluation of collectability and aging analysis of accounts and on management's judgment. A considerable amount of judgment is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowances for inventories

The management of the Group reviews an aging analysis at each balance sheet date, and makes allowance for obsolete and slow-moving inventory items. The management estimates the net realisable value for such finished goods based primarily on the latest invoice prices and current market conditions. The Group carries out an inventory review on a product-by-product basis at each balance sheet date and makes allowance for obsolete items.

5. 關鍵會計判斷及重要估計不確定因素

於執行公司會計政策(詳見附註第3項)過程，管理層作出如下對財務報表內確認金額有重要影響之判斷。具有可能導致下一財政年度資產及負債賬面值重要調整風險的有關未來之重要假設，及於結算日之重要估計不確定因素亦在下文討論。

壞賬及呆賬撥備

本集團之壞賬及呆賬撥備政策，乃依據對可收回性評估、賬齡分析及管理層之判斷而定。評估該等應收款項之最終變現能力時需作出大量判斷，包括每名客戶之現有信貸能力及過往收賬紀錄。若本集團客戶之財務狀況惡化，導致其償付能力降低，則可能需要額外撥備。

存貨撥備

本集團管理層於每個結算日審查賬齡分析，對的陳舊及滯銷存貨計提撥備。管理層主要依據最後發票價格及現行市況估計此等製成品之可變現淨值。本集團於每個結算日逐項產品進行存貨審核，對陳舊存貨計提撥備。

5. Critical accounting judgements and key sources of estimation uncertainty *(Continued)*

Estimated impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2005, the carrying amount of goodwill was HK$2,306,000. Details of the recoverable amount calculation are disclosed in note 20.

Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will accordingly be adjusted in the relevant tax account in the year in which such determination is made.

5. 關鍵會計判斷及重要估計不確定因素 *(續)*

估計商譽減值

釐定商譽是否減值需要對商譽分配之現金產生單位之使用價值進行估計。該使用價值計算需要本集團估計有關現金產生單位預期產生之未來現金流量及適當折現率，以計算現值。於二零零五年十二月三十一日，商譽賬面值為港幣2,306,000元。可收回金額計算詳情披露於附註第20項。

所得稅

本集團須於眾多司法權區繳納所得稅。釐定全球範圍之所得稅撥備須作出重要判斷。最終稅務結果不同於初步紀錄金額，有關差異將於作出釐定年度內之稅項賬目作出調整。

6. Turnover 6. 營業額

		2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元
Sales of goods to customers, less returns and discounts	銷售商品予客戶，扣除退回及折扣	**642,964**	576,232
Maintenance service income	保養維修服務之收入	**46,806**	42,386
		689,770	618,618

7. Business and geographical segments 7. 業務及地區分類

Business segments

For management purposes, the Group is currently organised into five operating divisions: air-conditioning products, audio-visual and other electrical products, cars and car accessories, direct marketing and property investment. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Air-conditioning products	Distribution and installation of air-conditioning products
Audio-visual and other electrical products	Distribution of audio-visual equipment, including car audio, and home appliances
Cars and car accessories	Trading of cars and related accessories and provision of car repairing services
Direct marketing	Retailing of consumer electronic products and home appliances
Property investment	Rental of investment properties and properties held for sale

業務分類

就業務管理目的，本集團現時之業務可分為五個經營部份：空調產品、影音設備及其他電器產品、汽車及汽車配件、直銷及物業投資。該等部份為本集團呈報其主要分類資料之基準。

主要業務如下：

空調產品	分銷及安裝空調產品
影音設備及其他電器產品	分銷影音設備(包括汽車音響產品)及家用電器
汽車及汽車配件	買賣汽車及相關配件及提供汽車維修服務
直銷	零售消費電子產品及家用電器
物業投資	投資物業及持作出售物業之租賃

7. Business and geographical segments *(Continued)*　7. 業務及地區分類 *(續)*

Business segments *(Continued)*　業務分類 *(續)*

Segment information about these businesses is presented below.

有關該等業務之分類資料呈列如下：

2005
二零零五年

		Air-conditioning products 空調產品 HK$'000 港幣千元	Audio-visual and other electrical products 影音設備及其他電器產品 HK$'000 港幣千元	Cars and car accessories 汽車及汽車配件 HK$'000 港幣千元	Direct marketing 直銷 HK$'000 港幣千元	Property investment 物業投資 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Eliminations 抵銷 HK$'000 港幣千元	Consolidated 綜合賬目 HK$'000 港幣千元
Turnover	**營業額**								
External sales	外部銷售收益	97,987	212,161	377,845	1,777	-	-	-	689,770
Inter-segment sales	業務之間銷售收益	761	157	-	30	-	-	(948)	-
Total turnover	營業總額	98,748	212,318	377,845	1,807	-	-	(948)	689,770
Inter-segment sales are charged at prevailing market rates.	業務之間銷售收益以當時市場價格入賬。								
Result	**業績**								
Segment result	分類業績	2,353	4,740	11,576	(962)	12,749	(361)	130	30,225
Gain on settlement of a loan	債務清償收益								88,178
Unallocated other operating income	未分類其他營業收入								487
Provision for a legal claim	司法索償撥備								(30,656)
Unallocated corporate expenses	未分類公司支出								(11,912)
Profit from operations	經營盈利								76,322
Finance costs	財務費用								(6,685)
Share of results of associates	應佔聯營公司業績	-	(23,455)	2,716	-	-	-	-	(20,739)
Profit before tax	除稅前盈利								48,898
Income tax expense	所得稅開支								(11,502)
Profit for the year	本年度盈利								37,396

7. Business and geographical segments *(Continued)* 7. 業務及地區分類 *(續)*

Business segments *(Continued)* 業務分類 *(續)*

2005
二零零五年

		Air-conditioning products 空調產品 HK$'000 港幣千元	Audio-visual and other electrical products 影音設備及其他電器產品 HK$'000 港幣千元	Cars and car accessories 汽車及汽車配件 HK$'000 港幣千元	Direct marketing 直銷 HK$'000 港幣千元	Property investment 物業投資 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Eliminations 抵銷 HK$'000 港幣千元	Consolidated 綜合賬目 HK$'000 港幣千元
Consolidated balance sheet	**綜合資產負債表**								
Assets	**資產**								
Segment assets	分類資產	26,790	50,643	126,386	1	227,384	8,249	-	439,453
Interests in associates	於聯營公司之權益	-	52,930	7,615	-	-	-	-	60,545
Unallocated corporate assets	未分類公司資產								115,608
Consolidated total assets	綜合總資產								615,606
Liabilities	**負債**								
Segment liabilities	分類負債	18,139	21,154	86,711	-	3,884	37	-	129,925
Unallocated corporate liabilities	未分類公司負債								181,160
Consolidated total liabilities	綜合總負債								311,085
Other information	**其他資料**								
Capital expenditure	資本支出	303	295	16,074	-	-	2,211	-	18,883
Depreciation and amortisation	折舊及攤銷	117	325	1,806	-	2,871	562	-	5,681
Fair value gains on investment properties	投資物業公平值收益	-	-	-	-	(12,728)	-	-	(12,728)
Reversal of write-down of properties held for sale to net realisable value	持作出售物業減值撥回至可變現淨值	-	-	-	-	(3,330)	-	-	(3,330)

7. Business and geographical segments *(Continued)* 7. 業務及地區分類（續）

Business segments *(Continued)* 業務分類（續）

2004
二零零四年

		Air-conditioning products 空調產品 HK$'000 港幣千元	Audio-visual and other electrical products 影音設備及其他電器產品 HK$'000 港幣千元	Cars and car accessories 汽車及汽車配件 HK$'000 港幣千元	Direct marketing 直銷 HK$'000 港幣千元	Property investment 物業投資 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Eliminations 抵銷 HK$'000 港幣千元	Consolidated 綜合賬目 HK$'000 港幣千元
Turnover	**營業額**								
External sales	外部銷售收益	122,449	137,543	314,590	44,036	-	-	-	618,618
Inter-segment sales	業務之間銷售收益	1,096	5,615	-	107	-	-	(6,818)	-
Total turnover	營業總額	123,545	143,158	314,590	44,143	-	-	(6,818)	618,618
Inter-segment sales are charged at prevailing market rates.	業務之間銷售收益以當時市場價格入賬。								
Result	**業績**								
Segment result	分類業績	3,931	(490)	10,338	(6,632)	(1,006)	-	692	6,833
Unallocated corporate expenses	未分類公司支出								(4,724)
Profit from operations	經營盈利								2,109
Finance costs	財務費用								(7,902)
Net loss on disposal of subsidiaries	出售附屬公司之虧損淨額	-	-	-	-	(1,745)	-	-	(1,745)
Restructuring costs	重組費用								(1,320)
Share of results of associates	應佔聯營公司業績	-	(17,483)	(2,260)	-	-	-	-	(19,743)
Loss before tax	除稅前虧損								(28,601)
Income tax credit	所得稅撥回								29,502
Profit for the year	本年度盈利								901

7. Business and geographical segments (Continued) 7. 業務及地區分類（續）

Business segments (Continued) 業務分類（續）

2004
二零零四年

		Air-conditioning products 空調產品 HK$'000 港幣千元	Audio-visual and other electrical products 影音設備及其他電器產品 HK$'000 港幣千元	Cars and car accessories 汽車及汽車配件 HK$'000 港幣千元	Direct marketing 直銷 HK$'000 港幣千元	Property investment 物業投資 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Eliminations 抵銷 HK$'000 港幣千元	Consolidated 綜合賬目 HK$'000 港幣千元
Consolidated balance sheet	**綜合資產負債表**								
Assets	**資產**								
Segment assets	分類資產	41,393	50,635	95,824	2,555	209,316	–	–	399,723
Interests in associates	於聯營公司之權益	–	75,161	4,765	–	–	–	–	79,926
Unallocated corporate assets	未分類公司資產								132,012
Consolidated total assets	綜合總資產								611,661
Liabilities	**負債**								
Segment liabilities	分類負債	27,452	26,437	71,980	1,387	10,455	–	–	137,711
Unallocated corporate liabilities	未分類公司負債								209,022
Consolidated total liabilities	綜合總負債								346,733
Other information	**其他資料**								
Capital expenditure	資本支出	10	882	2,804	26	–	1,162	–	4,884
Depreciation and amortisation	折舊及攤銷	76	311	1,689	44	33	5,027	–	7,180
Fair value losses on investment properties	投資物業公平值虧損	–	–	–	–	1,594	–	–	1,594
Reversal of write-down of properties held for sale to net realisable value	持作出售物業減值撥回至可變現淨值	–	–	–	–	(2,207)	–	–	(2,207)

7. Business and geographical segments *(Continued)* 7. 業務及地區分類*（續）*

Geographical segments 地區分類

The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, The People's Republic of China (other than Hong Kong and Macau) (the "PRC") and Macau. The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

本集團之業務主要分佈於香港、新加坡、馬來西亞、中華人民共和國（香港及澳門除外）（「中國」）及澳門。下表按市場地區分析本集團之營業額（不論商品／服務之原產地）：

		Turnover by geographical market 地區分類之營業額		Contribution to operating results 對經營業績之貢獻	
		2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元	**2005 二零零五年 HK$'000 港幣千元**	2004 二零零四年 HK$'000 港幣千元
Hong Kong	香港	**571,499**	449,798	**22,984**	14,775
Singapore	新加坡	**56,027**	53,160	**51**	353
Malaysia	馬來西亞	**29,790**	26,717	**1,542**	1,392
PRC	中國	**11,931**	58,824	**(5,526)**	(17,011)
Macau	澳門	**19,966**	27,871	**845**	478
Others	其他	**557**	2,248	**95**	58
		689,770	618,618	**19,991**	45
Other operating income	其他營業收入			**10,721**	6,788
Gain on settlement of a loan	債務清償收益			**88,178**	–
Provision for a legal claim	司法索償撥備			**(30,656)**	–
Unallocated corporate expenses	未分類公司支出			**(11,912)**	(4,724)
Profit from operations	經營盈利			**76,322**	2,109

7. Business and geographical segments *(Continued)* 7. 業務及地區分類 *(續)*

Geographical segments *(Continued)* 地區分類 *(續)*

The following is an analysis of the carrying amount of segment assets, and capital expenditures analysed by the geographical area in which the assets are located:

按資產分佈之地區分析分類資產之賬面金額及資本支出如下：

		Carrying amount of segment assets 分類資產賬面金額		Capital expenditures 資本支出	
		2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元	**2005 二零零五年 HK$'000 港幣千元**	2004 二零零四年 HK$'000 港幣千元
Hong Kong	香港	**487,654**	438,971	**18,355**	3,997
Singapore	新加坡	**22,991**	20,343	**349**	767
Malaysia	馬來西亞	**13,514**	11,064	**83**	120
PRC	中國	**91,406**	141,235	**96**	–
Macau	澳門	**41**	48	**–**	–
		615,606	611,661	**18,883**	4,884

8. Other operating income 8. 其他營業收入

		2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元
Rental income (before deducting outgoings of HK$5,104,000 (2004: HK$5,537,000))	租金收入(扣除支出港幣5,104,000元(二零零四年：港幣5,537,000元)前)	**7,684**	6,439
Commission income	佣金收入	**1,050**	349
Compensation for a termination agreement	一項終止協議之賠償	**1,500**	–
Waive of imputed interest expense on non-current interest-free amounts due to a related company	豁免應付一間關聯公司非流動免息款項之應計利息支出	**487**	–
		10,721	6,788

9. Profit from operations 9. 經營盈利

		2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元
Profit from operations has been arrived at after charging:	經營盈利已扣除：		
Auditors' remuneration	核數師酬金	**730**	662
Depreciation of:	折舊：		
Owned assets	自置資產	**5,533**	6,604
Assets held under finance leases	融資租賃資產	**148**	169
Staff costs, including Directors' emoluments	僱員成本，包括董事酬金	**63,315**	56,958
Loss on disposal of property, plant and equipment	出售物業、廠房及設備之虧損	**77**	558
Cost of inventories recognised as expenses (included write-down of inventories to net realisable value of HK$1,736,000 (2004: HK$624,000))	確認為開支之存貨成本(包括存貨減值至可變現淨值港幣1,736,000元(二零零四年：港幣624,000元))	**549,330**	487,512
Goodwill:	商譽：		
Amortisation for the year	年內攤銷	**–**	407
Fair value loss(es):	公平值虧損：		
Available-for-sale financial assets	可供出售之金融資產	**175**	–
Other financial assets at fair value through profit or loss	其他以公平值計入損益之金融資產	**81**	–
Derivative financial instruments	衍生金融工具	**17**	–
Foreign exchange differences, net	外幣匯兑淨差額	**696**	332
and crediting:	並已計入：		
Unrealised holding gain of other investments	持有其他投資之未變現收益	**–**	1
Interest income	利息收入	**349**	48

10. Finance costs

10. 財務費用

		2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元
Interest expenses on:	利息支出於：		
Bank loans, trust receipts loans and overdrafts wholly repayable within five years	五年內全數償還之銀行貸款、信託收據及透支	**4,914**	4,064
Other loans wholly repayable after five years	五年後全數償還之其他貸款	**–**	3,272
Effective interest expense on convertible loan note (note 31)	可換股貸款票據之實際利息支出(附註第31項)	**871**	–
Imputed interest expense on non-current interest-free amounts due to a related company	應付一間關聯公司非流動免息款項之應計利息支出	**487**	–
		6,272	7,336
Finance lease charges	融資租賃費用	**13**	8
Bank charges	銀行費用	**400**	558
		6,685	7,902

11. Net loss on disposal of subsidiaries

11. 出售附屬公司之虧損淨額

		2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元
Net loss on disposal of subsidiaries	出售附屬公司之虧損淨額	**–**	1,745

12. Restructuring costs

In May 2004 the Group embarked on a corporate-wide saving plan to alleviate the staff costs and other expenses of the Group. Pursuant to the saving plan, employment contracts of certain staff were terminated and the relevant severance payment of HK$1,320,000 was incurred as restructuring costs for the year ended December 31, 2004.

12. 重組費用

二零零四年五月，本集團展開一項整體性節約計劃，以減低員工成本及其他開支。根據節約計劃，已終止聘用若干員工，而有關遣散費港幣1,320,000元亦已計入截至二零零四年十二月三十一日止年度之重組費用。

13. Income tax

The expense/(credit) comprises:

13. 所得稅

開支／(撥回)包括：

		2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元
Current tax:	本年度稅項：		
Hong Kong Profits Tax	香港利得稅	**138**	243
Overseas income tax	海外所得稅	**306**	170
		444	413
Deferred tax:	遞延稅項：		
Current year	本年度	**11,058**	(29,915)
Income tax attributable to the Company and its subsidiaries	本公司及其附屬公司應佔所得稅	**11,502**	(29,502)

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profit arising in Hong Kong for the year.

香港利得稅乃根據本年度於香港產生之估計應課稅盈利按17.5%(二零零四年：17.5%)計算。

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

海外稅項乃根據各自司法權區之現行稅率計算。

13. Income tax *(Continued)*

13. 所得稅 *(續)*

The tax expense/(credit) for the year can be reconciled to the profit/(loss) before tax as follows:

本年度稅項開支／(撥回)可與除稅前盈利／(虧損)調節如下：

		2005 二零零五年 HK$'000 港幣千元	%	2004 二零零四年 HK$'000 港幣千元	%
Profit/(loss) before tax	除稅前盈利／(虧損)	**48,898**		(28,601)	
Tax at the Hong Kong Profits Tax rate of 17.5%	按香港利得稅稅率17.5%計算之稅項	**8,557**	**17.5**	(5,005)	(17.5)
Tax effect of share of results of associates	應佔聯營公司業績之稅務影響	**3,629**	**7.4**	3,455	12.1
Tax effect of expenses that are not deductible for tax purposes	就稅務目的不可扣減開支之稅務影響	**18,691**	**38.2**	13,599	47.5
Tax effect of income that are not taxable for tax purposes	就稅務目的無需課稅之稅務影響	**(14,813)**	**(30.3)**	(19,210)	(67.2)
Tax effect of deferred tax assets not recognised	未予確認之遞延稅項資產之稅務影響	**-**	**-**	1	0.0
Utilisation of deferred tax assets previously not recognised	動用先前未予確認之遞延稅項資產	**(6,136)**	**(12.5)**	(4,745)	(16.6)
Tax effect of tax losses not recognised	未予確認稅項虧損之稅務影響	**1,788**	**3.7**	3,944	13.8
Tax effect of tax losses recognised as deferred tax assets	已確認為遞延稅項資產之稅項虧損之稅務影響	**-**	**-**	(21,300)	(74.5)
Effect of different tax rates of subsidiaries and associates operating in other jurisdictions	於其他司法權區經營之附屬公司及聯營公司不同稅率之影響	**58**	**0.1**	(60)	(0.2)
Others	其他	**(272)**	**(0.6)**	(181)	(0.6)
Tax expense/(credit) and effective tax rate for the year	本年度稅項開支／(撥回)及有效稅率	**11,502**	**23.5**	(29,502)	(103.2)

The share of tax attributable to associates amounting to approximately HK$88,000 (2004: nil) is included in "Share of results of associates" on the face of the consolidated income statement.

應佔聯營公司之應佔稅項約為港幣88,000元(二零零四年：無)已計入綜合損益表內之「應佔聯營公司業績」。

14. Earnings per share

The calculation of the basic earnings per share is based on the profit attributable to equity holders of approximately HK$35,461,000 (2004: HK$1,722,000) and on the weighted average number of 2,216,154,331 (2004: 2,216,154,331) ordinary shares in issue during the year.

There is no diluted earnings per share because the exercise prices of the Company's outstanding share options and convertible loan note were higher than the average market prices for share for both years.

14. 每股盈利

每股基本盈利之計算方法，乃根據權益持有人應佔盈利約港幣35,461,000元(二零零四年：港幣1,722,000元)及年內已發行普通股之加權平均數2,216,154,331股普通股(二零零四年：2,216,154,331股)計算。

由於本公司之未行使認股權及可換股貸款票據之行使價高於兩個年度之股份平均市價，故並無每股攤薄盈利。

15. Directors' and employees' emoluments

15. 董事及僱員酬金

(a) Directors' emoluments

(甲) 董事酬金

The emoluments paid or payable to each of the ten Directors (2004: nine Directors) were as follows:

已付或應付給十名董事(二零零四年：九名董事)每人之酬金如下：

		Fees 袍金 HK$'000 港幣千元	Other emoluments 其他酬金: Salaries and other benefits 薪金及其他福利 HK$'000 港幣千元	Other emoluments 其他酬金: Performance related incentive payments 與業務表現相關之獎金 HK$'000 港幣千元	Other emoluments 其他酬金: Retirement benefit scheme contributions 退休福利計劃之供款 HK$'000 港幣千元	Total emoluments 酬金總額 HK$'000 港幣千元
Executive Directors	**執行董事**					
Wing Sum LEE	李永森	-	-	320	-	320
Richard Man Fai LEE	李文輝	-	2,380	3,655	12	6,047
Jeff Man Bun LEE	李文彬	-	-	230	4	234
Sammy Chi Chung SUEN	孫志冲	-	860	449	12	1,321
Tik Tung WONG	汪滌東	-	812	520	12	1,344
		-	4,052	5,174	40	9,266
Non-executive Director	**非執行董事**					
Kam Har YUE	余金霞	30	-	10	-	40
Independent Non-executive Directors	**獨立非執行董事**					
Raymond Cho Min LEE	李卓民	80	-	-	-	80
Boon Seng TAN	陳文生	80	-	-	-	80
Ying Kwan CHEUNG (Appointed on November 3, 2005)	張應坤 (於二零零五年十一月三日委任)	13	-	-	-	13
Kenji Tak Hing CHAN (Resigned on November 3, 2005)	陳德興 (於二零零五年十一月三日辭任)	67	-	-	-	67
		240	-	-	-	240
Total for 2005	**二零零五年總額**	270	4,052	5,184	40	9,546

15. Directors' and employees' emoluments *(Continued)* 15. 董事及僱員酬金 *(續)*

(a) Directors' emoluments *(Continued)* (甲) 董事酬金 *(續)*

		Fees 袍金 HK$'000 港幣千元	Other emoluments 其他酬金: Salaries and other benefits 薪金及其他福利 HK$'000 港幣千元	Other emoluments 其他酬金: Performance related incentive payments 與業務表現相關之獎金 HK$'000 港幣千元	Other emoluments 其他酬金: Retirement benefits scheme contributions 退休福利計劃之供款 HK$'000 港幣千元	Total emoluments 酬金總額 HK$'000 港幣千元
Executive Directors	**執行董事**					
Wing Sum LEE	李永森	–	–	–	–	–
Richard Man Fai LEE	李文輝	–	2,412	602	12	3,026
Jeff Man Bun LEE	李文彬	–	–	–	–	–
Sammy Chi Chung SUEN	孫志冲	–	860	55	12	927
Tik Tung WONG (Appointed on June 28, 2004)	汪滌東 (於二零零四年六月二十八日委任)	–	305	–	6	311
		–	3,577	657	30	4,264
Non-executive Director	**非執行董事**					
Kam Har YUE	余金霞	20	–	–	–	20
Independent Non-executive Directors	**獨立非執行董事**					
Raymond Cho Min LEE	李卓民	50	–	–	–	50
Boon Seng TAN	陳文生	50	–	–	–	50
Kenji Tak Hing CHAN (Appointed on September 1, 2004)	陳德興 (於二零零四年九月一日委任)	27	–	–	–	27
		127	–	–	–	127
Total for 2004	**二零零四年總額**	147	3,577	657	30	4,411

The performance related incentive payments are determined as a percentage of the turnover or the profit after tax of the Group.

與業務表現相關之獎金乃依據本集團之營業額或除税後盈利之若干百分比釐定。

There was no arrangement under which a Director waived or agreed to waive any remuneration during the year.

並無任何董事於年內放棄或同意放棄任何酬金。

15. Directors' and employees' emoluments *(Continued)* 15. 董事及僱員酬金（續）

(b) Employees' emoluments (乙) 僱員酬金

During the year, the five highest paid individuals included three Directors (2004: two Directors), details of whose emoluments are set out in note 15(a) above. The emoluments of the remaining highest paid individuals were as follows:

年內，五位薪酬最高人士中，三位為董事（二零零四年：兩位董事），其酬金細節已於上文附註第15(甲)項內披露。餘下薪酬最高人士之酬金如下：

		2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元
Salaries and other benefits	薪金及其他福利	**1,861**	2,735
Performance related incentive payments	與業務相關表現之獎金	**1,933**	730
Retirement benefits scheme contributions	退休福利計劃之供款	**16**	36
		3,810	3,501

The emoluments of the remaining highest paid individuals fell within the following bands:

於下列酬金範圍，最高酬金之人士數目如下：

		2005 二零零五年 Number of employees 僱員人數	2004 二零零四年 Number of employees 僱員人數
HK$	港幣		
Nil – 1,000,000	零元至1,000,000元	**1**	1
1,000,001 – 1,500,000	1,000,001 元至1,500,000元	**–**	1
1,500,001 – 2,000,000	1,500,001 元至2,000,000元	**–**	1
2,500,001 – 3,000,000	2,500,001 元至3,000,000元	**1**	–
		2	3

16. Retirement benefit scheme

The Group operates a mandatory provident fund ("MPF") scheme for all qualifying employees of its Hong Kong subsidiaries. The assets of the scheme are held separately from those of the Group in funds under the control of trustees. The retirement benefit cost charged to the income statement during the year amounted to approximately HK$1,499,000 (2004: HK$1,642,000), which represents contributions payable to the fund by the Group at the rates specified in the MPF Ordinance.

For subsidiaries other than in Hong Kong, contributions are payable to the defined contribution schemes by the Group at rates specified in the rules of the schemes at the relevant jurisdiction. The contributions made by subsidiaries other than in Hong Kong during the year amounted to HK$919,000 (2004: HK$661,000).

16. 退休福利計劃

本集團為其香港附屬公司所有合資格員工設立一個強制性公積金(「強積金」)計劃，該計劃之資產由信託人於獨立於本集團資產之基金持有及控制。於本年度損益表已扣除退休福利費用約為港幣1,499,000元(二零零四年：港幣1,642,000元)，此數額乃本集團按強積金條例指定比率對該基金之應付供款。

除香港以外之附屬公司外，本集團就定額供款計劃之應付供款乃按有關司法權區之計劃規則訂明之比率作出。本年度香港以外附屬公司作出之供款為港幣919,000元(二零零四年：港幣661,000元)。

17. Investment properties

17. 投資物業

		Investment properties in Hong Kong held under medium-term leases 在香港根據中期契約持有之投資物業 HK$'000 港幣千元	Investment properties outside Hong Kong held under medium-term leases 在香港以外地區根據中期契約持有之投資物業 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
The Group	**本集團**			
Fair value	公平值			
At January 1, 2004	於二零零四年一月一日	87,783	28,914	116,697
Transfer from property, plant and equipment (note 18)	由物業、廠房及設備轉撥(附註第18項)	57,202	–	57,202
Increase/(decrease) in fair value recognised in the income statement	於損益表確認之公平值增加／(減少)	14,496	(16,090)	(1,594)
At December 31, 2004 and January 1, 2005	於二零零四年十二月三十一日及二零零五年一月一日	159,481	12,824	172,305
Disposals	出售	–	(9,176)	(9,176)
Transfer from property, plant and equipment (note 18)	由物業、廠房及設備轉撥(附註第18項)	30,548	–	30,548
Transfer to property, plant and equipment (note 18)	轉撥至物業、廠房及設備(附註第18項)	(5,558)	–	(5,558)
Increase in fair value recognised in the income statement	於損益表確認之公平值增加	12,728	–	12,728
At December 31, 2005	於二零零五年十二月三十一日	197,199	3,648	200,847

17. Investment properties *(Continued)*

The investment properties of the Group were revalued at December 31, 2005 by BMI Appraisals Limited (2004: Norton Appraisals Limited), independent professionally qualified valuers, on an open market, existing use basis.

The investment properties of the Group are rented out or available for rent under operating leases, further summary details of which are included in note 43 to the financial statements.

The Group had pledged investment properties with a carrying amount of approximately HK$197,199,000 (2004: HK$159,481,000) to secure facilities granted to the Group. (See note 47)

17. 投資物業 *(續)*

本集團投資物業於二零零五年十二月三十一日由獨立專業估值師邦盟匯駿評估有限公司(二零零四年：普敦國際評估有限公司)按公開市場及現有使用基準進行重估。

本集團已租出或空置作出租用途之投資物業均屬經營租賃，有關概要的進一步詳情載於財務報表附註第43項。

本集團以賬面金額約港幣197,199,000元之投資物業(二零零四年：港幣159,481,000元)作為抵押，藉以為授予本集團之信貸作擔保。(參閱附註第47項)

For the year ended December 31, 2005
截至二零零五年十二月三十一日止年度

18. Property, plant and equipment

18. 物業、廠房及設備

		Land and buildings in Hong Kong held under medium-term leases 在香港根據中期契約持有之土地及樓宇 HK$'000 港幣千元	Leasehold improvements 物業裝修 HK$'000 港幣千元	Furniture, fixtures and equipment 傢俬、裝置及設備 HK$'000 港幣千元	Machinery and tools 機器及工具 HK$'000 港幣千元	Motor vehicles 汽車 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
The Group	**本集團**						
Cost or valuation	**成本值或估值**						
At January 1, 2004	於二零零四年一月一日	210,486	19,667	49,771	9,078	7,677	296,679
Exchange difference	匯兌差額	–	2	51	7	13	73
Additions	添置	–	117	227	519	1,721	2,584
Transfer to investment properties	轉撥至投資物業	(70,556)	–	–	–	–	(70,556)
Reclassification	重新歸類	–	–	263	(263)	–	–
Disposals	出售	–	(116)	(9,489)	(128)	(1,090)	(10,823)
At December 31, 2004 and January 1, 2005	於二零零四年十二月三十一日及二零零五年一月一日	139,930	19,670	40,823	9,213	8,321	217,957
Exchange difference	匯兌差額	–	(2)	(20)	(1)	(20)	(43)
Additions	添置	–	10,559	3,166	2,239	2,919	18,883
Transfer to investment properties	轉撥至投資物業	(38,965)	–	–	–	–	(38,965)
Transfer from investment properties	由投資物業轉撥	5,558	–	–	–	–	5,558
Reclassification	重新歸類	–	–	856	(856)	–	–
Disposals	出售	–	(6,102)	(12,694)	(2,977)	(4,356)	(26,129)
At December 31, 2005	於二零零五年十二月三十一日	106,523	24,125	32,131	7,618	6,864	177,261
Representing:	包括：						
At cost	按成本	90,325	24,125	32,131	7,618	6,864	161,063
At 1996 valuation	按一九九六年估值	10,640	–	–	–	–	10,640
At 2005 valuation	按二零零五年估值	5,558	–	–	–	–	5,558
		106,523	24,125	32,131	7,618	6,864	177,261
Accumulated depreciation	**累積折舊**						
At January 1, 2004	於二零零四年一月一日	36,992	18,591	47,467	8,286	5,324	116,660
Exchange difference	匯兌差額	–	2	46	3	15	66
Provided for the year	本年度折舊	4,084	391	818	405	1,075	6,773
Transfer to investment properties	轉撥至投資物業	(13,354)	–	–	–	–	(13,354)
Reclassification	重新歸類	–	–	263	(263)	–	–
Eliminated upon disposals	出售時撇銷	–	(67)	(9,175)	(114)	(360)	(9,716)
At December 31, 2004 and January 1, 2005	於二零零四年十二月三十一日及二零零五年一月一日	27,722	18,917	39,419	8,317	6,054	100,429
Exchange difference	匯兌差額	–	(1)	(20)	(1)	(8)	(30)
Provided for the year	本年度折舊	2,871	866	895	373	676	5,681
Transfer to investment properties	轉撥至投資物業	(8,417)	–	–	–	–	(8,417)
Reclassification	重新歸類	–	–	724	(724)	–	–
Eliminated upon disposals	出售時撇銷	–	(5,826)	(12,510)	(2,975)	(1,755)	(23,066)
At December 31, 2005	於二零零五年十二月三十一日	22,176	13,956	28,508	4,990	4,967	74,597
Net Book Values	**賬面淨值**						
At December 31, 2005	於二零零五年十二月三十一日	84,347	10,169	3,623	2,628	1,897	102,664
At December 31, 2004	於二零零四年十二月三十一日	112,208	753	1,404	896	2,267	117,528

18. Property, plant and equipment *(Continued)*

At December 31, 2005, the net book value of the Group's motor vehicles included an amount of HK$442,400 (2004: HK$582,000) in respect of assets held under finance leases. The leasehold land and building of the Group were valued at 1996 and 2005 by independent qualified professional valuers not connected with the Group on an open market value basis.

The valuations as at 1996 and 2005 represented the carrying values (equivalent to their approximate fair values) of the leasehold land and buildings at the time when they ceased to be classified as investment properties. Had the leasehold properties been carried at their historical cost less accumulated depreciation, amortisation and impairment losses, the carrying value of the leasehold properties would have been stated at HK$14,086,000 (2004: HK$8,765,000).

The Group had pledged land and buildings having a carrying amount of approximately HK$84,347,000 (2004: HK$112,208,000) to secure facilities granted to the Group. (See note 47)

18. 物業、廠房及設備 *(續)*

於二零零五年十二月三十一日，本集團汽車之賬面淨值包括價值港幣442,400元(二零零四年：港幣582,000元)之融資租賃資產。本集團之租賃土地及樓宇已於一九九六年及二零零五年，由與本集團無關聯之獨立合資格專業估值師依據公開市場價值基準估值。

於一九九六年及二零零五年之估值，包括租賃土地及樓宇被停止歸類為投資物業時，該等租賃土地及樓宇之賬面值(等同其近似公平值)。假如租賃物業以其歷史成本減累積折舊，攤銷及減值虧損後入賬，則租賃物業之賬面值將為港幣14,086,000元(二零零四年：港幣8,765,000元)。

本集團以賬面金額約港幣84,347,000元(二零零四年：港幣112,208,000元)之土地及樓宇作為抵押，藉以為授予本集團之信貸擔保。(參閱附註第47項)

18. Property, plant and equipment *(Continued)* 18. 物業、廠房及設備（續）

The Company	本公司	Leasehold improvements 物業裝修 HK$'000 港幣千元	Furniture, fixtures and equipment 傢俬、裝置及設備 HK$'000 港幣千元	Motor vehicles 汽車 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Cost	**成本值**				
At January 1, 2004	於二零零四年一月一日	6,635	21,960	2,647	31,242
Additions	添置	8	103	–	111
Transfer from a subsidiary	由一間附屬公司轉撥	–	263	–	263
Disposals	出售	–	–	(650)	(650)
At December 31, 2004 and January 1, 2005	於二零零四年十二月三十一日及二零零五年一月一日	6,643	22,326	1,997	30,966
Additions	添置	–	208	–	208
Transfer from a subsidiary	由一間附屬公司轉撥	–	41	–	41
Disposals	出售	(399)	(6,227)	–	(6,626)
At December 31, 2005	於二零零五年十二月三十一日	6,244	16,348	1,997	24,589
Accumulated depreciation	**累積折舊**				
At January 1, 2004	於二零零四年一月一日	6,604	21,600	1,851	30,055
Provided for the year	本年度折舊	15	159	179	353
Transfer from a subsidiary	由一間附屬公司轉撥	–	263	–	263
Eliminated upon disposals	於出售時撇銷	–	–	(173)	(173)
At December 31, 2004 and January 1, 2005	於二零零四年十二月三十一日及二零零五年一月一日	6,619	22,022	1,857	30,498
Provided for the year	本年度折舊	8	150	138	296
Eliminated upon disposals	於出售時撇銷	(399)	(6,227)	–	(6,626)
At December 31, 2005	於二零零五年十二月三十一日	6,228	15,945	1,995	24,168
Net book values	**賬面淨值**				
At December 31, 2005	於二零零五年十二月三十一日	16	403	2	421
At December 31, 2004	於二零零四年十二月三十一日	24	304	140	468

19. Goodwill

19. 商譽

The Group	本集團	Total 總額 HK$'000 港幣千元
Cost	**成本**	
At January 1, 2004	於二零零四年一月一日	–
Arising from increase in shareholding of a subsidiary	由增加於一間附屬公司之權益產生	2,713
At December 31, 2004 and January 1, 2005	於二零零四年十二月三十一日及二零零五年一月一日	2,713
Elimination of accumulated amortisation upon the adoption of HKFRS 3 (note 2)	採納香港財務報告準則第3號後撇銷累積攤銷(附註第2項)	(407)
At December 31, 2005	於二零零五年十二月三十一日	2,306
Amortisation	**攤銷**	
At January 1, 2004	於二零零四年一月一日	–
Provided for the year	本年度攤銷	407
At December 31, 2004 and January 1, 2005	於二零零四年十二月三十一日及二零零五年一月一日	407
Elimination of accumulated amortisation upon the adoption of HKFRS 3 (note 2)	採納香港財務報告準則第3號後撇銷累積攤銷(附註第2項)	(407)
At December 31, 2005	於二零零五年十二月三十一日	–
Carrying value	**賬面金額**	
At December 31, 2005	於二零零五年十二月三十一日	2,306
At December 31, 2004	於二零零四年十二月三十一日	2,306

In 2004, the goodwill arising from increase in shareholding of a subsidiary was amortised over a period of five years.

於二零零四年，由增加於一間附屬公司之權益產生之商譽分五年期攤銷。

Particulars regarding impairment testing on goodwill are disclosed in note 20.

商譽減值測試資料列載於附註第20項內。

20. Impairment testing on goodwill

As explained in note 7, the Group uses business segments as its primary segment for reporting segment information. For the purposes of impairment testing, goodwill with indefinite useful lives set out in Notes 19 has been allocated to an individual cash generating unit (CGU), including subsidiaries in "the Car and car accessories" segment. The carrying amount of goodwill (net of accumulated amortisation) at December 31, 2005 is approximately HK$2,306,000.

During the year ended December 31, 2005, Directors of the Group determines that there are no impairments of its CGU containing goodwill.

The recoverable amount of the above CGU has been determined based on a value in use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a five-year period, and discount rate of 10%. Another key assumption for the value in use calculations is the budgeted gross margin, which is determined based on the CGU's past performance and management's expectations for the market development.

20. 商譽之減值測試

如附註第7項所日闡釋，本集團採用業務分類為其呈報之主要分類。就減值測試，具有無限使用年期之商譽(見附註第19項)已被分配至一個現金產生單位，包括歸類於「汽車及汽車配件」之附屬公司。於二零零五年十二月三十一日，商譽賬面值(扣除累積攤銷)約為港幣2,306,000元。

於截至二零零五年十二月三十一日止年度，本集團董事確認本集團含有商譽之現金產生單位並無減值。

上述現金產生該單位可收回金額乃依據一項使用價值計算釐定。計算採用之現金流量預測乃基於管理層批准之一項涉時五年之財務預算，及10%折現率。使用價值計算之另一項關鍵假設乃預算毛利，該預算毛利乃依據該現金產生單位之過往表現及管理層對市場發展之預期而釐定。

21. Investments in subsidiaries

21. 於附屬公司之投資

		The Company 本公司	
		2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元
Unlisted shares, at cost	無牌價股份，成本值	**293,504**	293,504
Less: Impairment loss recognised	減：已確認之減值虧損	**(30,736)**	(30,736)
		262,768	262,768

Particulars of the Company's principal subsidiaries at December 31, 2005 are shown in note 50.

本公司於二零零五年十二月三十一日之主要附屬公司資料列載於附註第50項內。

22. Interests in associates

22. 於聯營公司之權益

The summarised financial information in respect of the Group's associates is set out below:

本集團聯營公司之財務資料概要如下：

		2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元
Total assets	總資產	**551,756**	461,264
Total liabilities	總負債	**(420,513)**	(295,059)
Net assets	資產淨值	**131,243**	166,205
Group's share of net assets of associates	本集團應佔聯營公司之資產淨值	**60,545**	79,926
Turnover	營業額	**828,299**	472,271
Loss for the year	本年度虧損	**(37,855)**	(42,501)
Group's share of result of associates for the year	本集團應佔聯營公司本年度業績	**(20,739)**	(19,743)

Particulars of the Group's principal associates at December 31, 2005 are shown in note 51.

本集團於二零零五年十二月三十一日之主要聯營公司資料列載於附註第51項內。

23. Inventories

23. 存貨

		The Group 本集團 2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元
Finished goods	製成品	**70,400**	72,558
Spare parts	零件	**10,757**	12,465
		81,157	85,023

Included in the above figure are finished goods of HK$2,930,000 (2004: nil) which has been pledged as security for bank loans.

上述金額內之港幣2,930,000元(二零零四年：無)之製成品，被用作銀行貸款之抵押。

24. Trade and other receivables

24. 貿易往來及其他應收賬款

The Group allows an average credit period of 7 to 90 days to its customers. The aged analysis of trade receivables, net of provision is as follows:

本集團給予客戶平均七至九十天之信貸期。其貿易往來應收賬款減撥備之賬齡分析如下：

		The Group 本集團 2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元
Within 30 days	三十天以內	**50,275**	29,218
31 to 60 days	三十一天至六十天	**11,175**	10,609
61 to 90 days	六十一天至九十天	**4,296**	2,398
91 days to 1 year	九十一天至一年	**1,907**	8,469
Over 1 year	一年以上	**2,002**	1,986
Total trade receivables, net of provision	貿易往來應收賬款減撥備總額	**69,655**	52,680
Deposits, prepayments and other receivables	訂金、預付款及其他應收賬款	**34,287**	20,907
		103,942	73,587

24. Trade and other receivables *(Continued)*

The fair values of the Group's trade and other receivables at December 31, 2005 approximate to the corresponding carrying amounts.

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

25. Amounts due from/to associates/subsidiaries

The amounts due are unsecured, interest-free and have no fixed terms of repayment.

24. 貿易往來及其他應收賬款 *(續)*

於二零零五年十二月三十一日，本集團貿易往來及其他應收賬款之公平值與相應賬面值大致相等。

就貿易往來應收賬款，並無重大集中信貸風險，因為本集團客戶數量眾多，分散於國際市場。

25. 應收／應付聯營公司／附屬公司款項

該等款額為無抵押、免息及無固定還款期。

26. Investment securities/other investments

26. 證券投資／其他投資

Investment securities/other investments at December 31, 2004 are set out below. Upon the adoption of HKAS 39 on January 1, 2005, investment securities/other investments were reclassified to appropriate categories under HKAS 39 (see note 2).

於二零零四年十二月三十一日之證券投資／其他投資如下。於二零零五年一月一日採納香港會計準則第39號後，證券投資／其他投資按香港會計準則第39號歸類（見附註第2項）。

The Group

本集團

		Other investments 其他投資 HK$'000 港幣千元	Investment securities 證券投資 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Equity securities:	股本證券：			
Listed	有牌價證券	101	–	101
Unlisted	無牌價證券	–	75	75
		101	75	176
Debt securities:	債券：			
Unlisted	無牌價債券	–	627	627
Total:	總額：			
Listed	有牌價			
Hong Kong	香港	100	–	100
Elsewhere	其他地區	1	–	1
Unlisted	無牌價	–	702	702
		101	702	803
Carrying amount analysed for reporting purposes as:	就呈報的分析之賬面值：			
Current	流動	101	–	101
Non-current	非流動	–	702	702
		101	702	803
Market value of listed securities	有牌價證券市值	101	–	101

26. Investment securities/other investments *(Continued)* 26. 證券投資／其他投資（續）

The Company 本公司

		Other investments 其他投資 HK$'000 港幣千元
Equity securities:	股本證券：	
Listed in Hong Kong	於香港掛牌	35
Listed in elsewhere	於其他地區掛牌	1
		36
Market value of listed securities	有牌價證券市值	36

27. Available-for-sale financial assets 27. 可供出售之金融資產

The Group	本集團	2005 二零零五年 HK$'000 港幣千元
At January 1, 2005	於二零零五年一月一日	**702**
Fair value loss on available-for-sale financial assets	可供出售之金融資產公平值虧損	**(175)**
At December 31, 2005	於二零零五年十二月三十一日	**527**
Available-for-sale financial assets at December 31, 2005 comprise:	於二零零五年十二月三十一日之可供出售之金融資產包括：	
Unlisted securities:	無牌價證券：	
Debt securities without interest and maturity date	無利息及到期日之債券	**527**

27. Available-for-sale financial assets *(Continued)*

The above investments consist of investments in unlisted debt securities which were designated as available-for-sale financial assets on January 1, 2005 and have no fixed maturity date or coupon rate.

The fair values of unlisted available-for-sale debt investments have been estimated based on observable market prices or rates. The fair value loss on available-for-sale financial assets represents the impairment loss for the year ended December 31, 2005. The Directors believe that the estimated fair values based on observable market prices or rates, which are recorded in the consolidated balance sheet, and the related changes in fair values, which are recorded in the consolidated income statement, are reasonable, and that they are the most appropriate values at the balance sheet date.

27. 可供出售之金融資產 *(續)*

上述投資包括無牌價之債券，該等債券於二零零五年一月一日確定為可供出售之金融資產，並無固定到期日或票面息率。

可供出售之金融資產之公平值乃依據可觀察之市場價格或息率確定。可供出售之金融資產之公平值虧損，乃為截至二零零五年十二月三十一日止年度之減值虧損。董事認為，依據可觀察市場價格或息率估計之公平值(且已列入綜合資產負債表)，及公平值之相關變化(已列入綜合損益表)乃為合理，且於結算日為最恰當之價值。

28. Other financial assets at fair value through profit or loss

28. 其他以公平值計入損益的金融資產

		The Group 本集團 2005 二零零五年 HK$'000 港幣千元	The Company 本公司 2005 二零零五年 HK$'000 港幣千元
At January 1, 2005	於二零零五年一月一日	101	36
Fair value losses on other financial assets at fair value through profit or loss	其他以公平值計入損益的金融資產之公平值虧損	(81)	(16)
At December 31, 2005	於二零零五年十二月三十一日	20	20
Listed securities:	有牌價之證券：		
Equity securities listed in Hong Kong	於香港掛牌之股本證券	19	19
Equity securities listed in elsewhere	於其他地區掛牌之股本證券	1	1
		20	20

The carrying amounts of the above financial assets were classified as held for trading.

上述金融資產之賬面值歸類為持作買賣。

29. Trade and other payables

29. 貿易往來及其他應付賬款

The following is an aged analysis of trade payables at the balance sheet date:

於結算日，貿易往來應付賬款之賬齡分析如下：

		The Group 本集團	
		2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元
Within 30 days	三十天以內	**5,598**	5,070
31 to 60 days	三十一天至六十天	**2,924**	2,191
61 to 90 days	六十一天至九十天	**4,404**	3,337
91 days to 1 year	九十一天至一年	**719**	988
Over 1 year	一年以上	**536**	1,329
Total trade payables	貿易往來應付賬款總額	**14,181**	12,915
Customers' deposits, accruals and other payables	客戶訂金、應付費用及其他應付賬款	**104,651**	94,853
		118,832	107,768

The fair values of the Group's trade and other payables at December 31, 2005 approximate to the corresponding carrying amounts.

於二零零五年十二月三十一日，本集團貿易往來及其他應付賬款之公平值與其對應賬面值大致相等。

30. Provision for a legal claim

30. 司法索償撥備

At December 31, 2005, the Group had a provision for a legal claim of approximately HK$30,656,000 arising out of a law suit against a subsidiary of the Company in the People's Republic of China (the "PRC"). Regarding the law suit in the PRC, the Guangdong Province Higher People's Court (the "Higher People's Court") has declared and reaffirmed its final ruling against the subsidiary in January 24, 2006. The subsidiary is currently seeking legal advice as to the possible course of action in light of the decision of the Higher People's Court. Further details set out in the announcement of the Company dated February 17, 2006.

於二零零五年十二月三十一日，就本公司於中華人民共和國（「中國」）境內一間附屬公司所面臨之法律訴訟，本集團已作出一項金額約港幣30,656,000元之司法索償撥備。就於中國之法律訴訟，廣東省高級人民法院（「高級人民法院」）已於二零零六年一月二十四日對該附屬公司作出終審判決，判該附屬公司敗訴。鑑於高級人民法院的判決，該附屬公司正尋求法律意見，考慮作出任何進一步行動。詳細資料載於本公司於二零零六年二月十七日之公佈內。

31. Convertible loan note

The Company issued a 7.25% convertible loan note in the principal amount of HK$30,000,000 on August 18, 2005 to Hanny Holdings Limited. The convertible loan note is denominated in Hong Kong dollars. The note entitles the holder to convert it into ordinary shares of the Company at any time between the date of issue of the note and the settlement date on September 5, 2008 at a conversion price of HK$0.10 per convertible loan note. If the note has not been converted, it will be redeemed on September 5, 2008 at par. Interest of 7.25% will be paid semi-annually up until the settlement date. Further details of which are set out in the announcement of the Company dated August 18, 2005.

The convertible loan note contains two components, liability and equity elements. Upon the adoption of HKAS 32 Financial Instruments: Disclosure and Presentation (see note 2), the convertible loan note is split between the liability and equity elements. The equity element is presented in equity heading "convertible loan note – equity reserve". The effective interest rate of the liability component is 10%.

31. 可換股貸款票據

本公司於二零零五年八月十八日向錦興集團有限公司發行本金額港幣30,000,000元之7.25%之可換股貸款票據。該可換股貸款票據以港幣為面值，賦予持有人權利可於發行日期至二零零八年九月五日之償還日期間任何時間以每份可換股貸款票據港幣0.10元之換股價兑換本公司普通股。倘票據不予兑換，將於二零零八年九月五日按面值贖回。7.25%之利息將每半年支付一次直至償還日期。有關詳情載於本公司於二零零五年八月十八日之公佈內。

可換股貸款票據分兩個組成部分，即負債及權益部分。於採納香港會計準則第32號「金融工具：披露及呈列」(見附註第2項)後，可換股貸款票據分為債務及權益部分。權益部分列於「可換股貸款票據－權益儲備」之權益一欄。負債部分之實際利率為10%。

31. Convertible loan note *(Continued)*

31. 可換股貸款票據 *(續)*

The movement of the liability component of the convertible loan note for the year is set out below:

可換股貸款票據負債部分之變動呈列如下：

		The Group and the Company 本集團及本公司 2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元
Face value of convertible loan note issued on August 18, 2005	於二零零五年八月十八日發行之可換股貸款票據面值	**30,000**	–
Transaction cost	交易成本	**(1,735)**	–
Equity component	權益部分	**(185)**	–
Liability component on initial recognition at August 18, 2005	於二零零五年八月十八日初步確認之負債部分	**28,080**	–
Interest expense (note 10)	利息支出(附註第10項)	**871**	–
Liability component at December 31, 2005	負債部分於二零零五年十二月三十一日	**28,951**	–

The fair value of the liability component of the convertible loan note at December 31, 2005, determined based on the present value of the estimated future cash outflows discounted at the prevailing market rate for an equivalent non-convertible loan at the balance sheet date, was approximately HK$28,951,000.

可換股貸款票據負債部分於二零零五年十二月三十一日之公平值(以結算日一項等同非可換股貸款按市場利率貼現預計未來現金流量之現值而確定)約為港幣28,951,000元。

32. Amount(s) due to related companies

32. 應付關聯公司款項

		The Group 本集團		The Company 本公司	
		2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元	**2005 二零零五年 HK$'000 港幣千元**	2004 二零零四年 HK$'000 港幣千元
Amounts repayable within one year	一年內償還之金額	**4,100**	9,726	**877**	2,177
Amounts repayable after one year but within two years	一年後但兩年內償還之金額	**5,352**	–	**1,162**	–
		9,452	9,726	**2,039**	2,177

Included in the current liabilities the amounts are unsecured, non-interest bearing and have no fixed terms of repayment. The related companies are controlled by certain Directors of the Company. The fair value of the amounts due to related companies as at December 31, 2005 approximates the corresponding carrying amount.

Included in the non-current liabilities, the amount is unsecured, non-interest bearing and will be repayable in 2007. The related company is controlled by certain Directors of the Company. The effective interest rate of the amount due to a related company is 10%. As of December 31, 2005, the fair value of the loan from the related company was HK$5,352,000 determined based on the present value of the estimated future cash outflows discounted using the prevailing market rate at the balance sheet.

歸入流動負債之金額乃無抵押、免息及無固定還款期。關聯公司由本公司若干董事控制。自直接控股公司所獲貸款之有效利率為10%。於二零零五年十二月三十一日，應付關聯公司款項之公平值接近其對應賬面值。

歸入非流動負債之金額乃無抵押、免息，須於二零零七年償還。關聯公司由本公司若干董事控制應付關聯公司款項之實際利率為10%。於二零零五年十二月三十一日，自關聯公司所獲貸款之公平值為港幣5,352,000元，乃依據以結算日通行市場利率折現之估計未來現金流出量所得的現值釐定。

33. Obligations under finance leases

33. 融資租賃債務

		Minimum lease payments 最低租賃付款		Present value of minimum lease payments 最低租賃付款現值	
		2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元	**2005 二零零五年 HK$'000 港幣千元**	2004 二零零四年 HK$'000 港幣千元
The Group	**本集團**				
Amounts payable under finance leases:	根據融資租賃之應付數額：				
Within one year	於一年內	**95**	99	**82**	84
In the second to fifth year inclusive	第二年至第五年（包括首尾兩年）	**340**	372	**294**	321
More than five years	五年以上	**29**	100	**25**	87
		464	571	**401**	492
Less: Future finance charges	減去：未來融資費用	**(63)**	(79)	**–**	–
Present value of lease obligations	租賃債務現值	**401**	492	**401**	492
Analysed as:	分析如下：				
Amounts due within one year shown under current liabilities	列於流動負債項下一年內到期之數額			**82**	84
Amounts due after one year	一年後到期之數額			**319**	408
				401	492

For the year ended December 31, 2005, the average effective borrowing rate was approximately 4% (2004: 3%) per annum. Interest rate are fixed at the contract date. All leases were on a fixed repayment basis and no arrangement had been entered into for contingent rental payments. The Group's obligations under finance lease were secured by the lessor's charge over the leased assets. The carrying amount of the obligations under finance leases approximates their fair value.

於截至二零零五年十二月三十一日止年度，平均實際借貸利率為年利率約4%(二零零四年：3%)，利率在合約日期釐定。所有租賃以定期還款為基準及並無就或然租金付款作出安排。本集團之融資租賃債務由出租人對租賃資產之押記作抵押。融資租賃債務之賬面值與其公平值大致相等。

34. Borrowings　34. 貸款

		The Group 本集團	
		2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元
Bank overdrafts	銀行透支	**5,406**	2,257
Bank loans	銀行貸款	**77,654**	31,865
		83,060	34,122
Secured (note 47)	有抵押（附註第47項）	**75,751**	25,318
Unsecured	無抵押	**7,309**	8,804
		83,060	34,122
Secured loan advanced from a supplier (note below)	一家供應商之有抵押貸款（下文附註）	**-**	130,322
		83,060	164,444
The maturity of the above loans are as follows:	上述貸款屆滿期如下：		
Within one year	一年內	**69,333**	32,820
More than one year, but not exceeding two years	一年以上，但不超過兩年	**6,134**	477
More than two years, but not exceeding five years	兩年以上，但不超過五年	**7,593**	825
More than five years	五年以上	**-**	130,322
		83,060	164,444
Less: Amounts due within one year shown under current liabilities	減去：一年內到期應付款項（列於流動負債項下）	**(69,333)**	(32,820)
Amounts due after one year	一年後到期應付款項	**13,727**	131,624

34. Borrowings *(Continued)*

At December 31, 2004, the loan advanced from a supplier namely, Mitsubishi Heavy Industries, Ltd ("MHI") was secured by investment properties of the Group, borne interest at 2.5% per annum and was repayable semi-annually by ten instalments commencing from June 30, 2012.

On February 24, 2005, the Group and MHI have entered into a deed of settlement in relation to the settlement of the debt due from the Group to MHI under the loan agreement dated June 28, 2002. In accordance with the deed of settlement, the debt, being the aggregate of the principal plus accrued interest thereon of approximately HK$135.0 million at December 31, 2004, have been settled in full with the amount of approximately HK$46.8 million, resulting in a gain of approximately HK$88.2 million. The settlement has been fulfilled by a new long term bank loan borrowed by the Group and the Group's internal resources. Further details are set out in the announcement of the Company dated February 24, 2005.

The exposure of the Group's fixed-rate borrowings and the contractual maturity dates are as follows:

34. 貸款 *(續)*

於二零零四年十二月三十一日，由一間供應商即三菱重工業株式會社(「三菱重工」)提供之一項貸款由本集團之投資物業擔保，年息為2.5%，並由二零一二年六月三十日起分十期每半年償還。

於二零零五年二月二十四日，就按二零零二年六月二十八日達成之貸款協議本集團欠三菱重工之到期債務，本集團與三菱重工達成債務清償協議。依據該債務清償協議，按截至二零零四年十二月三十一日止之本金加應計利息共約港幣135,000,000元，以約港幣46,800,000元悉數償還，導致約港幣88,200,000元收益。該項清償乃以本集團一項新借長期銀行貸款及本集團內部資源達成。進一步詳情刊載於本公司於二零零五年二月二十四日之公佈。

本集團之定息貸款及協定到期日如下：

		2005 **二零零五年** **HK$'000** **港幣千元**	2004 二零零四年 HK$'000 港幣千元
Fixed-rate borrowings:	定息貸款：		
More than five years	五年以上	–	130,322

34. Borrowings *(Continued)*

34. 貸款 *(續)*

The ranges of effective interest rates (which are also equal to contracted interest rates) on the Group's borrowings are as follows:

本集團貸款之實際利率範圍(亦等於合約規定利率)如下：

		2005 **二零零五年**	2004 二零零四年
Effective interest rate:	實際利率：		
Fixed-rate borrowings	定息貸款	**–**	2.5%
Variable-rate borrowings	浮息貸款	**3.15% to至10%**	3.15% to至8%

The Group's borrowings that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

並非以相關集團公司功能貨幣計值之本集團貸款呈列如下：

		MYR **馬幣** *$'000* 千元	**SGD** **新加坡元** *$'000* 千元	**JPY** **日元** *$'000* 千元	**USD** **美元** *$'000* 千元
At December 31, 2005	於二零零五年十二月三十一日	3,156	482	10,850	2,682
At December 31, 2004	於二零零四年十二月三十一日	3,845	742	3,364	17,692

During the year, the Group obtained new borrowings in the amount of approximately HK$312,447,000. The borrowings bear interest at market rates and the proceeds were used to finance the working capital.

於年內，本集團獲得金額約港幣312,447,000元之新批貸款。該項貸款以市場利率計息。所得款項用作營運資金之融資。

35. Loan advanced from a minority shareholder

35. 少數股東貸款

At December 31, 2004, the loan was unsecured, non-interest bearing and had no fixed terms of repayment. The minority shareholder has agreed not to demand repayment of the loan in the next twelve months from the balance sheet date and, accordingly, the amount has been classified as non-current liability. The amount was fully settled during the year.

於二零零四年十二月三十一日，該貸款為無抵押、免息及並無固定還款期，少數股東已同意自結算日起計十二個月內不會要求償還該貸款，因此該數額已分類為非流動負債。該項金額已於年內悉數償還。

36. Deferred tax (assets)/liabilities 36. 遞延稅項(資產)／負債

		Accelerated tax depreciation 加速稅項折舊 HK$'000 港幣千元	Tax losses 稅項虧損 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元
At January 1, 2004	於二零零四年一月一日	33,709	–	33,709
Credited to income for the year	計入本年度收入	(8,615)	(21,300)	(29,915)
At December 31, 2004 and January 1, 2005	於二零零四年十二月三十一日及二零零五年一月一日	25,094	(21,300)	3,794
Charged/(credited) to income for the year	於年內損益表扣除／(計入)	(3,942)	15,000	11,058
At December 31, 2005	於二零零五年十二月三十一日	21,152	(6,300)	14,852

The following is the analysis of the deferred tax balances for financial reporting purposes:

以下為財務報告目的之遞延稅項結餘分析：

		2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元
Deferred tax liabilities	遞延稅項負債	**21,152**	25,094
Deferred tax assets	遞延稅項資產	**(6,300)**	(21,300)
		14,852	3,794

At December 31, 2005, the Group has unused tax losses of approximately HK$991,418,000 (2004: HK$1,010,766,000) available for offset future profits. A deferred tax asset has been recognised in respect of approximately HK$36,000,000 (2004: HK$121,714,000) of such losses. No deferred tax asset has been recognised in respect of the remaining amount of approximately HK$955,418,000 (2004: HK$889,052,000) due to the unpredictability of future profit streams. The tax losses may be carried forward either 5 years or indefinitely.

於二零零五年十二月三十一日，本集團可供抵銷日後盈利之未動用稅項虧損約港幣991,418,000元(二零零四年：港幣1,010,766,000元)。本集團已就該等虧損確認約港幣36,000,000元(二零零四年：港幣121,714,000元)之遞延稅項資產。由於未能估計日後盈利流量，故並無就其餘約港幣955,418,000元(二零零四年：港幣889,052,000元)確認遞延稅項資產。稅項虧損可結轉五年或無限期結轉。

37. Share capital

37. 股本

		Number of shares 股份數目	Nominal value 面值 HK$'000 港幣千元
Authorised:	**法定股本：**		
At January 1, 2004, December 31, 2004, January 1, 2005 and December 31, 2005 of HK$0.10 each	於二零零四年一月一日、二零零四年十二月三十一日、二零零五年一月一日及二零零五年十二月三十一日－每股面值港幣0.10元	3,500,000,000	350,000
Issued and fully paid:	**已發行及繳足股本：**		
At January 1, 2004, December 31, 2004, January 1, 2005 and December 31, 2005 of HK$0.10 each	於二零零四年一月一日、二零零四年十二月三十一日、二零零五年一月一日及二零零五年十二月三十一日－每股面值港幣0.10元	2,216,154,331	221,615

38. Reserves

38. 儲備

The Company

本公司

		Capital redemption reserve 資本贖回儲備 HK$'000 港幣千元	Convertible loan note reserve 可換股貸款票據儲備 HK$'000 港幣千元	Contributed surplus 繳入盈餘 HK$'000 港幣千元	Accumulated losses 累計虧損 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
At January 1, 2004	於二零零四年一月一日	916	–	361,491	(322,757)	39,650
Profit for the year	年內盈利	–	–	–	3,125	3,125
At December 31, 2004 and January 1, 2005	於二零零四年十二月三十一日及二零零五年一月一日	916	–	361,491	(319,632)	42,775
Loss for the year	年內虧損	–	–	–	(16,000)	(16,000)
Recognition of equity component of convertible loan note	確認可換股貸款票據之權益部分	–	185	–	–	185
At December 31, 2005	於二零零五年十二月三十一日	916	185	361,491	(335,632)	26,960

Under the Companies Act 1981 of Bermuda (as amended), the Company can make a distribution out of contributed surplus. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

At December 31, 2005, the Company have distributable reserves by considering the net balance of reserve available for distribution of HK$25,859,000 (2004: HK$41,859,000), including contributed surplus of HK$361,491,000 (2004: HK$361,491,000) and accumulated losses of HK$335,632,000 (2004: HK$319,632,000).

根據百慕達一九八一年公司法(經修訂),本公司之繳入盈餘賬為可供分派。然而,本公司不得在以下情況下宣派或派付股息,或從繳入盈餘作出分派:

(a) 現時或將於付款後無法如期償還其負債;或

(b) 其資產之可變現值將因而低於其負債及其已發行股本與股份溢價賬之總和。

截至二零零五年十二月三十一日,可供分派儲備結餘淨額港幣25,859,000元(二零零四年: 港幣41,859,000元),包括繳入盈餘港幣361,491,000元(二零零四年: 港幣361,491,000元)及累計虧損港幣335,632,000元(二零零四年: 港幣319,632,000元)。

39. Disposal of subsidiaries 39. 出售附屬公司

A summary of the effects of disposal of subsidiaries is as follows:

出售附屬公司之影響概要如下：

		2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元
Net assets disposed of:	出售資產淨值：		
Property held for sale, at net realisable value	持作出售物業之可變現淨值	–	9,448
Trade and other receivables	貿易往來及其他應收賬款	–	59
		–	9,507
Loss on disposal of subsidiaries	出售附屬公司之虧損	–	(1,745)
Total consideration	總代價	–	7,762
Satisfied by:	償付：		
Cash	現金	–	7,762
Net cash inflow arising on disposal:	出售所產生之現金流入淨額：		
Cash consideration	現金代價	–	7,762

The subsidiaries disposed of for the year ended December 31, 2004 did not have any significant impact on the Group's cash flows, turnover and operating results.

於截至二零零四年十二月三十一日止年度出售之附屬公司對本集團現金流量、營業額及經營業績並無重大影響。

40. Major non-cash transactions

During the year ended December 31, 2004, minority shareholders of a Group's subsidiary contributed to the increase in share capital of the subsidiary by offsetting to the amounts of totalling HK$2,000,000 due to the minority shareholders by the Group.

40. 主要非現金交易

於截至二零零四年十二月三十一日止年度，本集團一間附屬公司之少數股東透過抵銷本集團應付少數股東總額港幣2,000,000元致使該附屬公司之股本有所增加。

41. Events after the balance sheet date

(a) On December 30, 2005, Italian Motors (Sales and Services) Limited, an indirect 89.92%-owned subsidiary of the Company, and Ferrari S.p.A. entered into an equity interest transfer agreement relating to the transfer of 29% equity interest in Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd., for a consideration of US$870,000, equivalent to approximately HK$6.8 million. Further details of which are set out in the announcement of the Company dated January 3, 2006.

(b) On February 9, 2006, a subsidiary of the Company had entered into a sales and purchase agreement with Mr. Law and Mr. Chak, directors of Firmmark Limited ("Firmmark") to which the Group would acquire 100% of the issued share capital of Firmmark for a consideration of approximately HK$835,000. The principal activity of Firmmark is the retailing of electrical appliances.

41. 結算日後事項

(a) 於二零零五年十二月三十日，本公司間接擁有89.92%權益的附屬公司勵駿汽車有限公司與Ferrari S.p.A.訂立股權轉讓協議，內容為有關以代價870,000美元（相當於約港幣6,800,000元）轉讓法拉利瑪莎拉蒂汽車國際貿易（上海）有限公司29%的股本權益。進一步詳情刊載於本公司於二零零六年一月三日之公佈內。

(b) 於二零零六年二月九日，本公司一間附屬公司與恒標有限公司（「恒標」）之董事羅先生及翟先生簽訂一項買賣協議。本公司將以約港幣835,000元之代價收購恒標之100%已發行股本。恒標之主要業務為電器用品零售。

42. Related party transactions

42. 與關聯人士之交易

In addition to the balances with related parties disclosed elsewhere in the financial statements, during the year, the Group entered into the following significant related party transactions:

除財務報表其他部分所披露之關聯人士結餘外，本集團於本年度內進行下列重要關聯人士交易：

		2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元
Interest income received from a related party (a)	向一位關聯人士收取之利息收入(a)	**–**	30
Management and agency fee paid to a related company (b)	付予一間關聯公司之管理費及代理費(b)	**77**	61
Sales of goods to a Director (b)	售貨予一位董事(b)	**–**	900
Sales of goods to a related company (b)	售貨予一間關聯公司(b)	**16**	–
Acquisition of further interest in a subsidiary from a related party	向一位關聯人士進一步收購一間附屬公司之權益	**–**	2,287
Management and agency fee paid to a related company which received the amounts on behalf of a building management fund (b), (c)	付予一間關聯公司（代一份樓宇管理基金收取）之管理費及代理費(b)、(c)	**4,206**	4,187
Consultancy service fee paid to a related company (b)	付予一間關聯公司之諮詢服務費(b)	**–**	20

(a) The interest income received from a related party borne interest at the best lending rate offered by the Hongkong and Shanghai Banking Corporation Limited.

(b) The pricing of transactions regarding management and agency fees, consultancy service fee and goods sold to a related company or Director were determined by the Directors on the basis of estimated market value.

(c) The related company acted as a building manager to operate a building management fund for a building owned by the Group and collected the management and agency fee from the Group on behalf of the building management fund. During the year, management fee of HK$417,000 (2004: HK$417,000) and accounting service fee of HK$162,000 (2004: HK$162,000) were paid to the related company by the building management fund.

(a) 向一位關聯人士收取之利息收入按香港滙豐銀行所提供之最優惠利率計息。

(b) 有關付予一間關聯公司之管理費和代理費、諮詢服務費以及付予一間關聯公司或董事之售貨交易之價格乃由董事按估計市場價值釐定。

(c) 該關聯公司為本集團擁有之一幢樓宇擔任樓宇經理，以經營該樓宇之管理基金，並代該樓宇管理基金向本集團收取管理費及代理費。本年度內，該樓宇管理基金支付予該關聯公司管理費港幣417,000元（二零零四年：港幣417,000元）及會計服務費港幣162,000元（二零零四年：港幣162,000元）。

42. Related party transactions *(Continued)*

Compensation of key management personnel

The remuneration of Directors and other members of key management during the year was as follows:

42. 與關聯人士之交易 *(續)*

重要管理人員之報酬

本年度內董事及其他重要管理人員之薪酬如下：

		2005 **二零零五年** **HK$'000** **港幣千元**	2004 二零零四年 HK$'000 港幣千元
Fees	袍金	**270**	147
Salaries and other benefits	薪金及其他福利	**4,052**	3,577
Performance related incentive payments	與業務表現相關之獎金	**5,184**	657
Retirement benefit scheme contributions	退休福利計劃之供款	**40**	30
Short-term employee benefits	短期僱員福利	**9,546**	4,411

The remuneration of Directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

董事及重要行政人員之薪酬由薪酬委員會依據各人之表現及市況釐定。

43. Operating lease arrangements

The Group as lessor

Property rental income earned, net of outgoings of HK$5,104,000 (2004: HK$5,537,000) during the year was HK$2,580,000 (2004: HK$902,000). The property held has committed tenants for the next two years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments which fall due:

43. 經營租賃安排

本集團為出租人

本年度物業租金收入經扣除港幣5,104,000元支出（二零零四年：港幣5,537,000元）為港幣2,580,000元（二零零四年：港幣902,000元）。該物業於未來兩年均擁有承擔租客。

於結算日，本集團與租客定約之未來最低租賃付款如下：

		2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元
Within one year	於一年內	**6,744**	4,435
In the second to fifth year inclusive	第二年至第五年	**5,223**	2,804
		11,967	7,239

The Group as lessee 本集團為承租人

		2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元
Minimum lease payments under operating leases recognised in the income statement for the year	本年度損益表已確認根據經營租賃繳付之最低付款額	**8,232**	7,294

43. Operating lease arrangements *(Continued)*

43. 經營租賃安排 *(續)*

The Group as lessee *(Continued)*

本集團為承租人 *(續)*

At the balance sheet date, the Group had commitments under non-cancellable operating leases, which fall due as follows:

於結算日，本集團不可取消之經營租賃承擔如下：

		2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元
Within one year	一年內	**8,974**	5,317
In the second to fifth year inclusive	第二至第五年	**8,273**	3,527
		17,247	8,844

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases are negotiated for an average term of two years and rentals are fixed for an average of one year.

經營租賃付款指本集團就若干辦公室物業之應付租金。租賃之平均年期為兩年而租金則平均一年釐定一次。

At December 31, 2005, the Company had no commitments under non-cancellable operating leases (2004: nil).

於二零零五年十二月三十一日，本公司並無不可取消之經營租賃承擔(二零零四年：無)。

44. Capital commitments

44. 資本承擔

At the balance sheet date, neither the Group nor the Company had any significant capital commitments.

於結算日，本集團或本公司均概無任何重大資本承擔。

45. Contingent liabilities

45. 或然負債

(a) At the balance sheet date, the Group and the Company had the following outstanding contingent liabilities which are not provided for in the financial statements in respect of:

(甲) 於結算日，本集團及本公司未於財務報表撥備之或然負債如下：

		The Group 本集團 2005 二零零五年 HK$'000 港幣千元	The Group 本集團 2004 二零零四年 HK$'000 港幣千元	The Company 本公司 2005 二零零五年 HK$'000 港幣千元	The Company 本公司 2004 二零零四年 HK$'000 港幣千元
Guarantees given for banking and other facilities made available to subsidiaries	為附屬公司獲取銀行信貸及其他貸款作出擔保	–	–	**218,207**	162,954
Other guarantees issued for subsidiaries	就附屬公司發出之其他擔保	–	–	**5,615**	138,328
		–	–	**223,822**	301,282

(b) At December 31, 2005, the Group had contingent liabilities of approximately HK$1.3 million (2004: approximately HK$1.3 million) in respect of proceedings involving a subsidiary of the Company in India and of approximately HK$10,333,000 (2004: approximately HK$1,000,000) arising out of the grant of option to a connected person. Further details of which are set out in the announcement of the Company dated May 5, 2004.

(乙) 於二零零五年十二月三十一日，本集團之或然負債包括因一宗涉及本公司在印度一間附屬公司之法律訴訟所涉之約港幣1,300,000元(二零零四年：約港幣1,300,000元)，以及因向一名關聯人士授出購股權而產生約港幣10,333,000元(二零零四年：約港幣1,000,000元)。進一步詳情刊載於本公司於二零零四年五月五日之公佈。

46. Derivative financial instruments

46. 衍生金融工具

		2005 二零零五年		2004 二零零四年	
		Assets 資產 HK$'000 港幣千元	**Liabilities* 負債 HK$'000 港幣千元**	Assets 資產 HK$'000 港幣千元	Liabilities* 負債 HK$'000 港幣千元
Foreign currency forward contracts	外幣遠期合約	**3,910**	**3,927**	–	–
Analysed as:	分析：				
Current – derivative financial instrument assets	即期－衍生金融工具資產	**3,910**		–	

* The amount is included in other payables.

* 該項金額已計入其他應付款項內。

At December 31, 2005, the Group had entered into forward contracts denominated in United States Dollar ("USD"), Japan Yen ("JPY") and Singapore Dollar ("SGD"). The major terms of the foreign currency forward contracts are as follows:

於二零零五年十二月三十一日，本集團已簽署以美元、日元及新加坡元為單位的遠期合約。外幣遠期合約之主要條款如下：

46. Derivative financial instruments *(Continued)* 46. 衍生金融工具 *(續)*

Notional amount 名義金額	Maturity 到期日	Exchange rates 匯率
Sell SGD36,494 賣價36,494新加坡元	January 18, 2006 二零零六年一月十八日	SGD0.01458 to JPY1 0.01458新加坡元兑1日元
Sell SGD55,419 賣價55,419新加坡元	January 24, 2006 二零零六年一月二十四日	SGD0.01459 to JPY1 0.01459新加坡元兑1日元
Sell SGD12,982 賣價12,982新加坡元	February 14, 2006 二零零六年二月十四日	SGD0.01431 to JPY1 0.01431新加坡元兑1日元
Sell SGD48,507 賣價48,507新加坡元	March 20, 2006 二零零六年三月二十日	SGD0.01428 to JPY1 0.01428新加坡元兑1日元
Sell SGD215,019 賣價215,019新加坡元	February 28, 2006 二零零六年二月二十八日	SGD1.672 to USD1 1.672新加坡元兑1美元
Sell SGD470,873 賣價470,873新加坡元	February 9, 2006 二零零六年二月九日	SGD1.6635 to USD1 1.6635新加坡元兑1美元

The above derivatives are measured at fair value at each balance sheet date. Their fair values are determined based on the quoted market prices for equivalent instruments at the balance sheet date.

上述衍生工具於每個結算日以公平值計量。其公平值乃按結算日等同衍生工具之市場報價釐定。

47. Pledge of assets

47. 資產抵押

		The Group 本集團	
		2005 二零零五年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元
Land and buildings	土地及樓宇	**84,347**	112,208
Inventories	存貨	**2,930**	–
Investment properties	投資物業	**197,199**	159,481
Trade receivables	貿易應收款項	**2,390**	–
Properties held for sale	持作出售物業	**–**	34,000
Deposits in bank	銀行存款	**–**	1,214
All assets of a subsidiary	一間附屬公司之全部資產	**18,759**	18,491

The amount represents assets pledged to banks to secure banking facilities granted to the Group. The pledged assets will be released upon the settlement of relevant bank borrowings.

金額乃本集團就取得銀行信貸所抵押之資產。受抵押資產將於相關銀行貸款償還後解除。

48. Share options schemes

1991 Scheme

The Company's share option scheme was adopted on June 22, 1991 ("1991 Scheme") for the primary purpose of providing incentives to Directors and eligible employees and expired on June 21, 2001. The Directors may, at their discretion, grant options to all eligible employees, including executive Directors of the Company and its subsidiaries.

The total number of shares in respect of which options may be granted under the 1991 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 1991 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

48. 優先認股權計劃

一九九一年計劃

本公司於一九九一年六月二十二日採納優先認股權計劃(「一九九一年計劃」),主要目的是獎勵董事及合資格僱員。該計劃於二零零一年六月二十一日屆滿。董事可酌情授出優先認股權予所有合資格僱員,包括本公司及其附屬公司之執行董事。

根據一九九一年計劃可授出之優先認股權所涉及之股份總數,在任何時候不得超逾本公司已發行股本之10%。根據一九九一年計劃,向任何個別人士授出之優先認股權所涉及之股份數目,不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

每次授出優先認股權於支付港幣1元後及於授出日起計28日內,該等優先認股權必須被接納。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定,不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

48. Share options schemes *(Continued)*

2001 Scheme

Another share option scheme ("2001 Scheme") was subsequently adopted pursuant to a resolution passed on June 28, 2001 for the primary purpose of providing incentives to Directors and eligible employees, and was terminated on May 30, 2002 pursuant to a resolution passed on that date.

Under the 2001 Scheme, the Directors may grant options to any full-time employees, including executive and non-executive Directors of the Company and its subsidiaries, to subscribe for shares in the Company.

The total number of shares in respect of which options may be granted under the 2001 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 2001 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

Upon termination of the 2001 Scheme, no further options will be granted but in all other respects, the provisions of the 2001 Scheme shall remain in force and all granted prior to such termination shall continue to be valid and exercisable in accordance therewith.

48. 優先認股權計劃 *(續)*

二零零一年計劃

本公司其後於二零零一年六月二十八日通過決議案採納另一項優先認股權計劃(「二零零一年計劃」),主要目的是獎勵董事及合資格僱員。該計劃於二零零二年五月三十日根據該日通過之決議案終止。

根據二零零一年計劃,董事可授出優先認股權予任何全職僱員,包括本公司及其附屬公司之執行及非執行董事,以認購本公司股份。

根據二零零一年計劃可授出之優先認股權所涉及之股份總數,在任何時候不得超逾本公司已發行股本之10%。根據二零零一年計劃,向任何個別人士授出之優先認股權所涉及之股份數目,不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

每次授出優先認股權於支付港幣1元後及於授出日期起計28日內,該等優先認股權必須被接納。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定,不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

二零零一年計劃終止後,將不再授出優先認股權,惟在所有其他方面,二零零一年計劃之條款仍將有效,而所有於終止計劃前授出之優先認股權將根據有關計劃條款繼續有效及可予行使。

48. Share options schemes *(Continued)*

2002 Scheme

On August 23, 2001, the Stock Exchange has announced amendments to Chapter 17 of the Listing Rules, which has come into effect on September 1, 2001. In compliance with the amendments to the Listing Rules and the announcement of the Stock Exchange, the Company adopted a new share option scheme ("2002 Scheme") and terminated the 2001 Scheme on May 30, 2002 pursuant to a resolution passed on that date. The purpose of the 2002 Scheme is to provide incentives or rewards to participants for their contribution to the Group and enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group and any companies in which the Group holds any equity interest. The 2002 Scheme will expire on the 10th anniversary of date of adoption.

Under the 2002 Scheme, the Board of Directors of the Company may at their discretion grant options to the following participants of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

1. eligible employees, including Directors; or

2. suppliers or customers; or

3. any person or entity that provides research, development or other technological support; or

4. shareholders; or

5. employees, partners or Directors of any business partners, joint venture partners, financial advisers and legal advisers.

Options granted to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates must be approved by the Independent Non-executive Directors of the Company (excluding any Independent Non-executive Director who is the grantee).

48. 優先認股權計劃 *(續)*

二零零二年計劃

於二零零一年八月二十三日，聯交所宣佈修訂上市規則第17章並於二零零一年九月一日起生效。為符合上市規則修訂及聯交所之公佈內容，本公司於二零零二年五月三十日採納另一新優先認股權計劃(「二零零二年計劃」)及根據於該日通過之決議案終止二零零一年計劃。二零零二年計劃旨在鼓勵或嘉獎對本集團所有貢獻之參與人，同時使本集團可招攬及挽留能幹之員工，並吸引重要之人才為本集團及本集團持有任何股份權益之任何公司作出貢獻。二零零二年計劃將自採納日期起計第十週年屆滿。

根據二零零二年計劃，本公司董事會可全權酌情決定向與本公司、其附屬公司及本集團持有任何股份權益之任何公司有關之以下參與人士授予優先認股權：

1. 合資格僱員，包括董事；或

2. 供應商或客戶；或

3. 提供研究、開發或其他技術支援之任何人士或公司；或

4. 股東；或

5. 任何業務合夥人、合營企業合夥人、財務顧問及法律顧問之任何僱員、合夥人或董事。

授出優先認股權予本公司董事、行政總裁或主要股東或彼等各自之聯繫人士，必須經本公司獨立非執行董事(不包括同時為承授人之任何獨立非執行董事)批准。

48. Share options schemes *(Continued)*

2002 Scheme *(Continued)*

The total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes is not permitted to exceed 30% of the issued share capital of the Company from time to time. Subject to the above rule, the total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes must not in aggregate, exceed 10% of the issued share capital of the Company at the adoption date of the 2002 Scheme without prior approval from the Company's shareholders.

The number of shares in respect of which options may be granted to any participant in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders. Options granted to a substantial shareholder, or an Independent Non-executive Director of the Company, or any of their respective associates under the 2002 Scheme and any other schemes in any one year in excess of 0.1% of the Company's issued share capital or with a value, based on the closing price of the shares of the Company at the date of each grant, in excess of HK$5 million must be approved in advance by the Company's shareholders.

Options granted must be taken up within 28 days of the date of grant upon payment of HK$1 per each grant of options. The exercise period of the share options granted under the 2002 Scheme shall be determined by the Board of Directors when such options are granted, provided that such period shall not end later than 6 years from the date of grant. The subscription price is determined by the Board of Directors of the Company, and will not be less than the higher of the closing price of the Company's shares on the date of grant, or the average closing price of the shares for the five trading days immediately preceding the date of grant, or the nominal value of a share of the Company.

48. 優先認股權計劃 *(續)*

二零零二年計劃 *(續)*

按二零零二年計劃及任何其他優先認股權計劃可授出之優先認股權涉及之最高股份總數，合共不得超過本公司不時已發行股本之30%。除上述規則外，如未經本公司股東事先批准，按二零零二年計劃及任何其他計劃可授出之優先認股權涉及之股份總數，合共不得超過本公司於採納二零零二年計劃採納日已發行股本之10%。

如未經本公司股東事先批准，於任何一年向任何參與者授出之優先認股權涉及之股份數目不得超過本公司在任何時候之已發行股份1%。任何一年根據二零零二年計劃及任何其他計劃向本公司一名主要股東、獨立非執行董事或彼等各自之聯繫人士授出優先認股權，如超過本公司已發行股本0.1%，以及按授出當日本公司股份收市價計算超過港幣5,000,000元，則須經本公司股東事先批准。

每次授出優先認股權於支付港幣1元後及於授出日期起計28日內，該優先認股權必須被接納。根據二零零二年計劃授出之優先認股權之行使期於授出時由董事會決定，惟不得遲於董事會提出授予優先認股權日期起計之6年後屆滿。股份認購價由本公司董事會決定，惟認購價不得低於下列三者中之最高者：於授出日期本公司之股份收市價；於緊接授出日期前五個交易日內的股份收市價平均數；或本公司股份面值。

48. Share options schemes *(Continued)*

2002 Scheme *(Continued)*

At December 31, 2005, the number of shares in respect of which options had been granted and remained outstanding under the 1991 Scheme, 2001 Scheme and 2002 Scheme were 45,843,275, 118,616,032 and 84,146,958 (2004: 45,843,275, 118,930,658 and 91,226,162 respectively), representing 2.1%, 5.4% and 3.8% (2004: 2.1%, 5.4% and 4.1% respectively) of the issued share capital of the Company at that date respectively.

48. 優先認股權計劃 *(續)*

二零零二年計劃 *(續)*

於二零零五年十二月三十一日，有關根據一九九一年計劃、二零零一年計劃及二零零二年計劃授出惟尚未行使之優先認股權之股份數目分別為45,843,275股、118,616,032股及84,146,958股(二零零四年：分別為45,843,275股、118,930,658股及91,226,162股)，分別佔本公司當日之已發行股本之2.1%、5.4%及3.8%(二零零四年：分別佔2.1%、5.4%及4.1%)。

48. Share options schemes *(Continued)*

The following table discloses details of the Company's share options held by employees (including Directors) and movements in such holdings during the year:

48. 優先認股權計劃 *(續)*

下表披露本公司僱員(包括董事)於年內所持優先認股權以及該等認股權變動之詳情：

Scheme type 計劃類別	Date of grant 授出日期	Outstanding at January 1, 2005 於二零零五年一月一日尚未行使	Option lapsed 已失效優先認股權
1991 一九九一年	December 21, 1999 一九九九年十二月二十一日	22,890,928	–
1991 一九九一年	February 11, 2000 二零零零年二月十一日	11,531,229	–
1991 一九九一年	September 8, 2000 二零零零年九月八日	4,719,470	–
1991 一九九一年	January 18, 2001 二零零一年一月十八日	409,019	–
1991 一九九一年	May 28, 2001 二零零一年五月二十八日	6,292,629	–
2001 二零零一年	August 10, 2001 二零零一年八月十日	111,694,164	–
2001 二零零一年	August 29, 2001 二零零一年八月二十九日	5,663,338	314,626
2001 二零零一年	November 23, 2001 二零零一年十一月二十三日	1,573,156	–
2002 二零零二年	June 4, 2002 二零零二年六月四日	64,971,362	7,079,204
2002 二零零二年	September 24, 2002 二零零二年九月二十四日	26,254,800	–
Grand Total:	總計：	256,000,095	7,393,830

Outstanding at December 31, 2005 於二零零五年十二月三十一日尚未行使	Exercisable period 行使期	Exercise price 行使價 HK$ 港幣元
22,890,928	February 1, 2000 – March 21, 2006 二零零零年二月一日至二零零六年三月二十一日	0.2325
11,531,229	March 18, 2000 – March 21, 2006 二零零零年三月十八日至二零零六年三月二十一日	0.5422
4,719,470	November 5, 2000 – November 4, 2006 二零零零年十一月五日至二零零六年十一月四日	0.2347
409,019	March 6, 2001 – March 14, 2007 二零零一年三月六日至二零零七年三月十四日	0.1661
6,292,629	June 29, 2001 – June 29, 2007 二零零一年六月二十九日至二零零七年六月二十九日	0.1661
111,694,164	September 14, 2001 – September 18, 2007 二零零一年九月十四日至二零零七年九月十八日	0.1661
5,348,712	September 30, 2001 – September 30, 2007 二零零一年九月三十日至二零零七年九月三十日	0.1661
1,573,156	December 23, 2001 – December 22, 2007 二零零一年十二月二十三日至二零零七年十二月二十二日	0.1661
57,892,158	June 4, 2002 – June 3, 2008 二零零二年六月四日至二零零八年六月三日	0.1000
26,254,800	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	0.1000
248,606,265		

48. Share options schemes *(Continued)*

48. 優先認股權計劃 *(續)*

Scheme type 計劃類別	Date of grant 授出日期	Outstanding at January 1, 2004 於二零零四年一月一日尚未行使	Option lapsed 已失效優先認股權
1991 一九九一年	January 19, 1998 一九九八年一月十九日	12,125,838	12,125,838
1991 一九九一年	June 10, 1998 一九九八年六月十日	1,573,156	1,573,156
1991 一九九一年	December 21, 1999 一九九九年十二月二十一日	23,133,184	242,256
1991 一九九一年	February 11, 2000 二零零零年二月十一日	11,531,229	–
1991 一九九一年	September 8, 2000 二零零零年九月八日	4,719,470	–
1991 一九九一年	January 18, 2001 二零零一年一月十八日	409,019	–
1991 一九九一年	May 28, 2001 二零零一年五月二十八日	37,755,775	31,463,146
2001 二零零一年	August 10, 2001 二零零一年八月十日	166,754,668	55,060,504
2001 二零零一年	August 29, 2001 二零零一年八月二十九日	6,764,539	1,101,201
2001 二零零一年	November 23, 2001 二零零一年十一月二十三日	1,573,156	–
2002 二零零二年	June 4, 2002 二零零二年六月四日	80,702,927	15,731,565
2002 二零零二年	September 24, 2002 二零零二年九月二十四日	48,414,080	22,159,280
Grand Total:	總計：	395,457,041	139,456,946

Outstanding at December 31, 2004 於二零零四年十二月三十一日尚未行使	Exercisable period 行使期	Exercise price 行使價 HK$ 港幣元
–	February 19, 1998 – March 12, 2004 一九九八年二月十九日至二零零四年三月十二日	0.3655
–	July 24, 1998 – July 23, 2004 一九九八年七月二十四日至二零零四年七月二十三日	0.1749
22,890,928	February 1, 2000 – March 21, 2006 二零零零年二月一日至二零零六年三月二十一日	0.2325
11,531,229	March 18, 2000 – March 21, 2006 二零零零年三月十八日至二零零六年三月二十一日	0.5422
4,719,470	November 5, 2000 – November 4, 2006 二零零零年十一月五日至二零零六年十一月四日	0.2347
409,019	March 6, 2001 – March 14, 2007 二零零一年三月六日至二零零七年三月十四日	0.1661
6,292,629	June 29, 2001 – June 29, 2007 二零零一年六月二十九日至二零零七年六月二十九日	0.1661
111,694,164	September 14, 2001 – September 18, 2007 二零零一年九月十四日至二零零七年九月十八日	0.1661
5,663,338	September 30, 2001 – September 30, 2007 二零零一年九月三十日至二零零七年九月三十日	0.1661
1,573,156	December 23, 2001 – December 22, 2007 二零零一年十二月二十三日至二零零七年十二月二十二日	0.1661
64,971,362	June 4, 2002 – June 3, 2008 二零零二年六月四日至二零零八年六月三日	0.1000
26,254,800	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	0.1000
256,000,095		

48. Share options schemes *(Continued)*

48. 優先認股權計劃 *(續)*

Details of the share options held by the Directors included in the above table are as follows:

由董事持有之優先認股權(已包含於上表)之詳情如下：

Scheme type 計劃類別	Date of grant 授出日期	Outstanding at January 1, 2005 and December 31, 2005 於二零零五年一月一日及二零零五年十二月三十一日尚未行使
1991 一九九一年	December 21, 1999 一九九九年十二月二十一日	21,237,613 (a)
1991 一九九一年	February 11, 2000 二零零零年二月十一日	11,012,093
1991 一九九一年	January 18, 2001 二零零一年一月十八日	409,019
1991 一九九一年	May 28, 2001 二零零一年五月二十八日	6,292,629
2001 二零零一年	August 10, 2001 二零零一年八月十日	111,694,164
2001 二零零一年	August 29, 2001 二零零一年八月二十九日	1,573,150 (a)
2002 二零零二年	June 4, 2002 二零零二年六月四日	13,843,779
2002 二零零二年	September 24, 2002 二零零二年九月二十四日	26,254,800
Grand Total:	總計：	192,317,247

Exercisable period 行使期	Exercise price 行使價 *HK$* *港幣元*
February 6, 2000 – February 10, 2006 二零零零年二月六日至二零零六年二月十日	0.2325
March 18, 2000 – March 21, 2006 二零零零年三月十八日至二零零六年三月二十一日	0.5422
March 6, 2001 – March 5, 2007 二零零一年三月六日至二零零七年三月五日	0.1661
June 29, 2001 – June 29, 2007 二零零一年六月二十九日至二零零七年六月二十九日	0.1661
September 14, 2001 – September 18, 2007 二零零一年九月十四日至二零零七年九月十八日	0.1661
September 30, 2001 – September 29, 2007 二零零一年九月三十日至二零零七年九月二十九日	0.1661
June 4, 2002 – June 3, 2008 二零零二年六月四日至二零零八年六月三日	0.1000
September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	0.1000

48. Share options schemes *(Continued)*

48. 優先認股權計劃 *(續)*

Scheme type 計劃類別	Date of grant 授出日期	Outstanding at January 1, 2004 於二零零四年一月一日尚未行使	Option lapsed 已失效優先認股權
1991 一九九一年	January 19, 1998 一九九八年一月十九日	9,596,253 (a)	9,596,253 (a)
1991 一九九一年	June 10, 1998 一九九八年六月十日	1,573,156	1,573,156
1991 一九九一年	December 21, 1999 一九九九年十二月二十一日	21,237,613 (a)	–
1991 一九九一年	February 11, 2000 二零零零年二月十一日	11,012,093	–
1991 一九九一年	January 18, 2001 二零零一年一月十八日	409,019	–
1991 一九九一年	May 28, 2001 二零零一年五月二十八日	6,292,629	–
2001 二零零一年	August 10, 2001 二零零一年八月十日	111,694,164	–
2001 二零零一年	August 29, 2001 二零零一年八月二十九日	1,573,150 (a)	–
2002 二零零二年	June 4, 2002 二零零二年六月四日	13,843,779	–
2002 二零零二年	September 24, 2002 二零零二年九月二十四日	26,254,800	–
Grand Total:	總計：	203,486,656	11,169,409

(a) Share options granted to Mr. Richard Man Fai LEE's spouse were included. Mr. Richard Man Fai LEE is a Director of the Company.

(a) 包括授予李文輝先生配偶之優先認股權。李文輝先生乃本公司之董事。

48. Share options schemes *(Continued)* 48. 優先認股權計劃 *(續)*

Outstanding at December 31, 2004 於二零零四年十二月三十一日尚未行使	Exercisable period 行使期	Exercise price 行使價 HK$ 港幣元
–	February 19, 1998 – February 21, 2004 一九九八年二月十九日至二零零四年二月二十一日	0.3655
–	July 24, 1998 – July 23, 2004 一九九八年七月二十四日至二零零四年七月二十三日	0.1749
21,237,613 (a)	February 6, 2000 – February 10, 2006 二零零零年二月六日至二零零六年二月十日	0.2325
11,012,093	March 18, 2000 – March 21, 2006 二零零零年三月十八日至二零零六年三月二十一日	0.5422
409,019	March 6, 2001 – March 5, 2007 二零零一年三月六日至二零零七年三月五日	0.1661
6,292,629	June 29, 2001 – June 29, 2007 二零零一年六月二十九日至二零零七年六月二十九日	0.1661
111,694,164	September 14, 2001 – September 18, 2007 二零零一年九月十四日至二零零七年九月十八日	0.1661
1,573,150 (a)	September 30, 2001 – September 29, 2007 二零零一年九月三十日至二零零七年九月二十九日	0.1661
13,843,779	June 4, 2002 – June 3, 2008 二零零二年六月四日至二零零八年六月三日	0.1000
26,254,800	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	0.1000
192,317,247		

In 2005, no consideration was received during the year from employees (including Directors) for taking up the options granted (2004: nil).

於二零零五年，於年內概無因僱員(包括董事)接納認股權而收取之總代價(二零零四年：無)。

49. Dividend 49. 股息

No dividend was paid or proposed for 2004 and 2005, nor has any dividend been proposed since the balance sheet date.

於二零零四年及二零零五年概無任何派發或擬派發股息，自結算日起亦無任何擬派發股息。

50. Principal subsidiaries

50. 主要附屬公司

Particulars of the Company's principal subsidiaries at December 31, 2005 are as follows:

本公司主要附屬公司於二零零五年十二月三十一日之詳情如下：

Name of subsidiary 附屬公司名稱	Place of incorporation/ registration 成立地點／註冊地點	Percentage of equity interest attributable to the Group 本集團應佔之股權百分比	Issued and fully paid share capital or registered capital 已發行及繳足股本或註冊股本	Principal activities 主要業務
Direct subsidiary **直接附屬公司**				
Wo Kee Hong (B.V.I.) Limited	British Virgin Islands 英屬處女群島	100.0	30,000 shares of US$0.01 each 每股面值0.01美元之股份30,000股	Investment holding 投資控股
Indirect subsidiaries **間接附屬公司**				
Auto Italia Limited 快意汽車有限公司	Hong Kong 香港	89.9	10,000 shares of HK$10 each 每股面值港幣10元之股份10,000股	Trading of cars and related accessories and provision of car repairing services 買賣汽車及相關配件及提供汽車維修服務
Bodyworld International (B.V.I.) Ltd.	British Virgin Islands 英屬處女群島	100.0	1 share of US$1 each 每股面值1美元之股份1股	Trading brand holding 貿易品牌控股
Cliven Pte Ltd	Singapore 新加坡	100.0	10 ordinary shares of S$1 each 每股面值1新加坡元之普通股10股	Investment holding 投資控股

50. Principal subsidiaries *(continued)* 50. 主要附屬公司 *(續)*

Name of subsidiary 附屬公司名稱	Place of incorporation/ registration 成立地點／註冊地點	Percentage of equity interest attributable to the Group 本集團應佔之股權百分比	Issued and fully paid share capital or registered capital 已發行及繳足股本或註冊股本	Principal activities 主要業務
Indirect subsidiaries *(continued)* **間接附屬公司** *(續)*				
Corich Enterprises Inc.	British Virgin Islands 英屬處女群島	100.0	100 shares of US$1 each 每股面值1美元之股份100股	Investment holding 投資控股
Elbright Limited 愛輝有限公司	Hong Kong 香港	100.0	2 shares of HK$1 each 每股面值港幣1元之股份2股	Property leasing agent 物業租賃代理
Ever Rising Investments Limited	Hong Kong 香港	100.0	2 shares of HK$1 each 每股面值港幣1元之股份2股	Property investment 投資物業
Forward International Corporation, Limited (Trading as "Rogers Music" with effect from January 27, 2006) (自二零零六年一月二十七日起以「Rogers Music」之名經營)	Hong Kong 香港	100.0	45,000 non-voting deferred shares of HK$100 each and 2 ordinary shares of HK$100 each 每股面值港幣100元之無投票權遞延股份45,000股及每股面值港幣100元之普通股份2股	Entertainment services, and music and software production 娛樂服務業、音樂及軟件製作
Italian Motors (Sales & Service) Limited 勵駿汽車有限公司	Hong Kong 香港	89.9 89.9	60,000 shares of HK$10 each 每股面值港幣10元之股份60,000股	Investment holding 投資控股

50. Principal subsidiaries *(continued)* 50. 主要附屬公司*(續)*

Name of subsidiary 附屬公司名稱	Place of incorporation/ registration 成立地點／註冊地點	Percentage of equity interest attributable to the Group 本集團應佔之股權百分比	Issued and fully paid share capital or registered capital 已發行及繳足股本或註冊股本	Principal activities 主要業務
Indirect subsidiaries *(continued)* **間接附屬公司***(續)*				
Martview Limited 新華景有限公司	Hong Kong 香港	100.0	2 shares of HK$1 each 每股面值港幣1元之股份2股	Property holding 物業控股
Mega Warehouse (Hong Kong) Limited 買家倉(香港)有限公司	Hong Kong 香港	100.0	1,000,000 shares of HK$1 each 每股面值港幣1元之股份1,000,000股	Warehouse stores operation 經營貨倉
Metro Global Limited 和記電業(環球)有限公司	Hong Kong 香港	100.0	2 non-voting deferred shares of HK$1 each and 1,000 ordinary shares of HK$1 each 每股面值港幣1元之無投票權遞延股份2股及每股面值港幣1元之普通股份1,000股	Investment holding 投資控股
Most Advance International Ltd.	British Virgin Islands 英屬處女群島	100.0	1 share of US$1 each 每股面值1美元之股份1股	Investment holding 投資控股

50. Principal subsidiaries *(continued)* 50. 主要附屬公司（續）

Name of subsidiary 附屬公司名稱	Place of incorporation/ registration 成立地點／註冊地點	Percentage of equity interest attributable to the Group 本集團應佔之股權百分比	Issued and fully paid share capital or registered capital 已發行及繳足股本或註冊股本	Principal activities 主要業務
Indirect subsidiaries *(continued)* **間接附屬公司**（續）				
Rogers International Limited	Bahamas	100.0	2 shares of US$1 each	Trading brand holding
	巴哈馬		每股面值1美元之股份2股	貿易品牌控股
Shinwa Engineering Company, Limited	Hong Kong	100.0	5,000,000 non-voting deferred shares of HK$1 each and 2 ordinary shares of HK$1 each	Investment holding
信和工程有限公司	香港		每股面值港幣1元之無投票權遞延股份5,000,000股及每股面值港幣1元之普通股份2股	投資控股
Stoneycroft Estates Limited	Hong Kong	100.0	20,000,000 non-voting deferred shares of HK$1 each and 1,000 ordinary shares of HK$1 each	Property investment
	香港		每股面值港幣1元之無投票權遞延股份20,000,000股及每股面值港幣1元之普通股份1,000股	物業投資

50. Principal subsidiaries *(continued)*

50. 主要附屬公司 *(續)*

Name of subsidiary 附屬公司名稱	Place of incorporation/ registration 成立地點／註冊地點	Percentage of equity interest attributable to the Group 本集團應佔之股權百分比	Issued and fully paid share capital or registered capital 已發行及繳足股本或註冊股本	Principal activities 主要業務
Indirect subsidiaries *(continued)* **間接附屬公司** *(續)*				
Technorient Limited 勵安有限公司	Hong Kong 香港	89.9	461,687 shares of HK$100 each 每股面值港幣100元之股份461,687股	Investment holding 投資控股
Wo Kee Hong Distribution Pte Ltd	Singapore 新加坡	100.0	4,500,000 ordinary shares of S$1 each 每股面值1新加坡元之普通股份4,500,000股	Distribution of home audio and car audio equipment and accessories 經銷家用及汽車音響器材及配件
Wo Kee Hong Electronics Sdn. Bhd.	Malaysia 馬來西亞	100.0	1,000,000 ordinary shares of M$1 each 每股面值馬幣1元之普通股份1,000,000股	Distribution of audio-visual equipment 經銷影音設備
Wo Kee Hong Finance Limited 和記電業財務有限公司	Hong Kong 香港	100.0	2 shares of HK$1 each 每股面值港幣1元之股份2股	Finance and money lending 財務及借貸

50. Principal subsidiaries *(continued)*

50. 主要附屬公司 *(續)*

Name of subsidiary 附屬公司名稱	Place of incorporation/ registration 成立地點／註冊地點	Percentage of equity interest attributable to the Group 本集團應佔之股權百分比	Issued and fully paid share capital or registered capital 已發行及繳足股本或註冊股本	Principal activities 主要業務
Indirect subsidiaries *(continued)* **間接附屬公司** *(續)*				
Wo Kee Hong Limited	Hong Kong	100.0	10,000 non-voting deferred shares of HK$1,000 each and 2 ordinary shares of HK$1,000 each	Investment holding and distribution of audio-visual equipment, car audio and electronic products, air-conditioning and refrigeration products, electrical appliances and electronic appliances
和記電業有限公司	香港		每股面值港幣1,000元之無投票權遞延股份10,000股及每股面值港幣1,000元之普通股份2股	投資控股及經銷影音設備、汽車音響及電子產品、空調及冷凍產品、電器及電子零件
Wo Kee Hong Professional Air Conditioning Pte Ltd	Singapore	94.8	7,000,000 shares of S$1 each	Distribution of air-conditioning products
	新加坡		每股面值1新加坡元之股份7,000,000股	經銷空調產品

50. Principal subsidiaries *(continued)* 50. 主要附屬公司 *(續)*

Name of subsidiary 附屬公司名稱	Place of incorporation/ registration 成立地點／註冊地點	Percentage of equity interest attributable to the Group 本集團應佔之股權百分比	Issued and fully paid share capital or registered capital 已發行及繳足股本或註冊股本	Principal activities 主要業務
Indirect subsidiaries *(continued)* **間接附屬公司** *(續)*				
Wo Kee Hong Trading Sdn. Bhd.	Malaysia 馬來西亞	100.0	5,100,000 ordinary shares of M$1 each 每股面值馬幣1元之普通股份5,100,000股	Distribution of audio-visual equipment 經銷影音設備
Wo Kee Joyful Limited	Hong Kong 香港	100.0	2,000,000 shares HK$1 each 每股面值港幣1元之股份2,000,000股	Company secretarial service 公司秘書服務
Wo Kee Services Limited 和記電器服務有限公司	Hong Kong 香港	100.0	2 non-voting deferred shares of HK$100 each and 19,998 ordinary shares of HK$100 each 每股面值港幣100元之無投票權遞延股份2股及每股面值港幣100元之普通股份19,998股	Provision of warehousing, delivery, repairs and maintenance services 提供倉務、送貨及維修保養服務

50. Principal subsidiaries *(continued)*

50. 主要附屬公司 *(續)*

Name of subsidiary 附屬公司名稱	Place of incorporation/ registration 成立地點／註冊地點	Percentage of equity interest attributable to the Group 本集團應佔之股權百分比	Issued and fully paid share capital or registered capital 已發行及繳足股本或註冊股本	Principal activities 主要業務
Indirect subsidiaries *(continued)* **間接附屬公司** *(續)*				
東莞市先和亞太電器有限公司 (limited liability company)	PRC	100.0	Registered and fully paid capital of RMB1,000,000	Distribution of air-conditioning, electrical and electronic products
(有限責任公司)	中國		註冊及已繳足資本人民幣1,000,000元	經銷空調、電器及電子產品
東莞市先和制冷設備有限公司 (limited liability company)	PRC	100.0	Registered and fully paid capital of RMB500,000	Sales and production of air-conditioning electrical and electronic products and parts, and provision of repairs and maintenance services of air-conditioning, electrical and electronic products
(有限責任公司)	中國		註冊及已繳足資本人民幣500,000元	銷售及生產空調電器及電子產品及零件、以及提供空調電器及電子產品之維修及保養服務
東莞長興制冷設備有限公司 (joint venture (HK capital))	PRC	92.0	Registered capital of HK$30,000,000 paid-up capital of HK$14,800,000	Production and sales of heat exchanger
(合資經營(港資))	中國		註冊資本港幣30,000,000元 已繳股本港幣14,800,000元	生產和銷售熱交換器

50. Principal subsidiaries *(continued)*

None of the subsidiaries had issued any debt securities at the end of the year.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affect the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

50. 主要附屬公司 *(續)*

附屬公司概無於年內發行任何債務證券。

董事認為，以上只載列對本集團業績或資產有重要影響之本公司附屬公司。如載列其他附屬公司詳情，董事則認為所佔用之篇幅將會過於冗長。

51. Principal associates

Particulars of the Group's principal associates at December 31, 2005 are as follows:–

51. 主要聯營公司

於二零零五年十二月三十一日，主要聯營公司詳情如下：

Name of associates 聯營公司名稱	**Place of incorporation/ registration 成立地點／註冊地點**	**Percentage of equity interest attributable to the Group 本集團應佔之股權百分比**	**Issued and fully paid share capital or registered capital 已發行及繳足股本或註冊股本**	**Principal activities 主要業務**
Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd.	PRC	27.0	Registered and fully paid capital of USD3,000,000	Import, distribution and trading of cars and related accessories
法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司	中國		註冊及已繳足資本3,000,000美元	入口、分銷及買賣汽車及相關配件
Jin Ling Electrical Company Limited	PRC	50.0	Registered and fully paid capital of RMB263,500,000	Manufacturing and trading of washing machines
金羚電器有限公司	中國		註冊及已繳足資本人民幣263,500,000元	製造及買賣洗衣機

(A) Investment properties

(A) 投資物業

Address 地點	Existing use 現有用途	Category of lease 契約類別	Percentage held by the Group 本集團持有百分比
Units A, A1, C, C1, B1 & B2 on G/F., 2/F., Units A & B on 3/F., 4/F., 8/F., 9/F., 11/F., 12/F., Units A-G & H1 on 13/F., 14/F., 15/F., 16/F., and carparks, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories (K.C.T.L. No. 366 under New Grant No. 5578.)	Industrial/ warehouse	Medium-term lease	100%
新界葵涌青山道 585-609號和記行大廈 地下A、A1、C、C1、B1及B2單位、 2字樓、 3字樓A及B單位、 4字樓 8字樓、 9字樓、 11字樓、 12字樓、 13字樓A-G及H1單位、 14字樓、 15字樓、 16字樓及車位 (葵涌市地段366號承批 於新批地契5578號)	工業/貨倉	中期	100%

(A) Investment properties *(Continued)* (A) 投資物業 *(續)*

Address 地點	Existing use 現有用途	Category of lease 契約類別	Percentage held by the Group 本集團持有百分比
Units A, B and C on level 24, New Times Plaza, No. 42 Wenwu Lu, Xinhua Da Dao, Qingyang District, Chengdu, the PRC	Commercial	Medium-term lease	100%
中國四川省 成都市青羊區 新華大道文武路42號 新時代廣場 24層A 、B及C單位	商業	中期	100%
Unit G, on level 26, Guomao Plaza, No. 71 Wusi Lu, Gulou District, Fuzhou Shi, Fujian Province, the PRC	Commercial	Medium-term lease	100%
中國福建省 福州市鼓樓區 五四路71號 國貿廣場26層G單位	商業	中期	100%

(B) Properties held for sale (B) 持作出售物業

Address 地點	Existing use 現有用途	Category of lease 契約類別	Percentage held by the Group 本集團持有百分比
Units 1911-1912, 1915-1918 on Level 19, Bright China Chang An Building, No. 7 Jianguomennei Da Jie, Dongcheng District, Beijing, the PRC	Commercial	Medium-term lease	100%
中國北京東城區 建國門內大街7號 光華長安大廈第19層 1911至1912及 1915至1918單位	商業	中期	100%

The following table discloses movement in the Company's share options during the year:

下表披露本公司之優先認股權於年內之變動情況：

Eligible person 合資格人士	Scheme type 計劃類別	Date of grant 授出日期	Outstanding at January 1, 2005 於二零零五年一月一日尚未行使	Option Lapsed 已失效優先認股權	Outstanding at December 31, 2005 於二零零五年十二月三十一日尚未行使	Exercisable period 行使期	Exercise price 行使價 HK$ 港幣元
Mr. Wing Sum LEE (Director) 李永森先生 (董事)	1991 一九九一年	December 21, 1999 一九九九年十二月二十一日	10,225,519	-	10,225,519	February 11, 2000 – February 10, 2006 二零零零年二月十一日至二零零六年二月十日	0.2325
	1991 一九九一年	February 11, 2000 二零零零年二月十一日	4,719,470	-	4,719,470	March 21, 2000 – March 20, 2006 二零零零年三月二十一日至二零零六年三月二十日	0.5422
	2001 二零零一年	August 10, 2001 二零零一年八月十日	55,060,504	-	55,060,504	September 16, 2001 – September 15, 2007 二零零一年九月十六日至二零零七年九月十五日	0.1661
	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	640,640	-	640,640	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	0.1000
			70,646,133	-	70,646,133		
Mr. Richard Man Fai LEE (Director) 李文輝先生 (董事)	1991 一九九一年	December 21, 1999 一九九九年十二月二十一日	10,540,150*	-	10,540,150*	February 7, 2000 – February 6, 2006 二零零零年二月七日至二零零六年二月六日	0.2325
	1991 一九九一年	February 11, 2000 二零零零年二月十一日	5,506,048	-	5,506,048	March 18, 2000 – March 17, 2006 二零零零年三月十八日至二零零六年三月十七日	0.5422
	1991 一九九一年	May 28, 2001 二零零一年五月二十八日	6,292,629	-	6,292,629	June 29, 2001 – June 28, 2007 二零零一年六月二十九日至二零零七年六月二十八日	0.1661
	2001 二零零一年	August 10, 2001 二零零一年八月十日	55,060,504	-	55,060,504	September 16, 2001 – September 15, 2007 二零零一年九月十六日至二零零七年九月十五日	0.1661
	2001 二零零一年	August 29, 2001 二零零一年八月二十九日	786,575*	-	786,575*	September 30, 2001 – September 29, 2007 二零零一年九月三十日至二零零七年九月二十九日	0.1661
	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	22,159,280	-	22,159,280	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	0.1000
			100,345,186*	-	100,345,186*		

* Share options granted to Mr. Richard Man Fai LEE's spouse were included.

* 包括授予李文輝先生之配偶之優先認股權。

Eligible person 合資格人士	Scheme type 計劃類別	Date of grant 授出日期	Outstanding at January 1, 2005 於二零零五年一月一日尚未行使	Option Lapsed 已失效優先認股權	Outstanding at December 31, 2005 於二零零五年十二月三十一日尚未行使	Exercisable period 行使期	Exercise price 行使價 HK$ 港幣元
Mr. Jeff Man Bun LEE (Director) 李文彬先生 (董事)	2002 二零零二年	June 4, 2002 二零零二年六月四日	3,146,314	-	3,146,314	June 4, 2002 – June 3, 2008 二零零二年六月四日至二零零八年六月三日	0.1000
	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	1,430,000	-	1,430,000	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	0.1000
			4,576,314	-	4,576,314		
Ms. Kam Har YUE (Director) 余金霞女士(董事)	2001 二零零一年	August 29, 2001 二零零一年八月二十九日	786,575	-	786,575	September 30, 2001 – September 29, 2007 二零零一年九月三十日至二零零七年九月二十九日	0.1661
Mr. Sammy Chi Chung SUEN (Director) 孫志沖先生 (董事)	1991 一九九一年	December 21, 1999 一九九九年十二月二十一日	471,944	-	471,944	February 6, 2000 – February 5, 2006 二零零零年二月六日至二零零六年二月五日	0.2325
	1991 一九九一年	February 11, 2000 二零零零年二月十一日	786,575	-	786,575	March 22, 2000 – March 21, 2006 二零零零年三月二十二日至二零零六年三月二十一日	0.5422
	1991 一九九一年	January 18, 2001 二零零一年一月十八日	409,019	-	409,019	March 6, 2001 – March 5, 2007 二零零一年三月六日至二零零七年三月五日	0.1661
	2001 二零零一年	August 10, 2001 二零零一年八月十日	1,573,156	-	1,573,156	September 19, 2001 – September 18, 2007 二零零一年九月十九日至二零零七年九月十八日	0.1661
	2002 二零零二年	June 4, 2002 二零零二年六月四日	6,292,629	-	6,292,629	June 4, 2002 – June 3, 2008 二零零二年六月四日至二零零八年六月三日	0.1000
	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	2,002,000	-	2,002,000	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	0.1000
			11,535,323	-	11,535,323		

Eligible person 合資格人士	Scheme type 計劃類別	Date of grant 授出日期	Outstanding at January 1, 2005 於二零零五年一月一日尚未行使	Option Lapsed 已失效優先認股權	Outstanding at December 31, 2005 於二零零五年十二月三十一日尚未行使	Exercisable period 行使期	Exercise price 行使價 HK$ 港幣元
Mr. Raymond Cho Min LEE (Director) 李卓文先生 (董事)	2002 二零零二年	June 4, 2002 二零零二年六月四日	2,202,418	-	2,202,418	June 4, 2002 – June 3, 2008 二零零二年六月四日至二零零八年六月三日	0.1000
	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	11,440	-	11,440	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	0.1000
			2,213,858	-	2,213,858		
Mr. Boon Seng TAN (Director) 陳文生先生 (董事)	2002 二零零二年	June 4, 2002 二零零二年六月四日	2,202,418	-	2,202,418	June 4, 2002 – June 3, 2008 二零零二年六月四日至二零零八年六月三日	0.1000
	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	11,440	-	11,440	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	0.1000
			2,213,858	-	2,213,858		
Continuous contract employees 持續合約僱員	1991 一九九一年	December 21, 1999 一九九九年十二月二十一日	1,653,315	-	1,653,315	February 1, 2000 – March 21, 2006 二零零零年二月一日至二零零六年三月二十一日	0.2325
	1991 一九九一年	February 11, 2000 二零零零年二月十一日	519,136	-	519,136	March 18, 2000 – March 21, 2006 二零零零年三月十八日至二零零六年三月二十一日	0.5422
	1991 一九九一年	September 8, 2000 二零零零年九月八日	4,719,470	-	4,719,470	November 5, 2000 – November 4, 2006 二零零零年十一月五日至二零零六年十一月四日	0.2347
	2001 二零零一年	August 29, 2001 二零零一年八月二十九日	4,090,188	314,626	3,775,562	September 30, 2001 – September 30, 2007 二零零一年九月三十日至二零零七年九月三十日	0.1661
	2001 二零零一年	November 23, 2001 二零零一年十一月二十三日	1,573,156	-	1,573,156	December 23, 2001 – December 22, 2007 二零零一年十二月二十三日至二零零七年十二月二十二日	0.1661
	2002 二零零二年	June 4, 2002 二零零二年六月四日	51,127,583	7,079,204	44,048,379	June 4, 2002 – June 3, 2008 二零零二年六月四日至二零零八年六月三日	0.1000
			63,682,848	7,393,830	56,289,018		
			256,000,095	7,393,830	248,606,265		

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)
(Stock Code: 720)
(股份編號:720)

NOTICE IS HEREBY GIVEN that an annual general meeting of WO KEE HONG (HOLDINGS) LIMITED ("Company") will be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Thursday, June 15, 2006 at 12:00 noon or any adjournment thereof, for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions:

1. To receive and consider the audited consolidated accounts and the reports of directors and auditors of the Company for the year ended December 31, 2005;

2. To re-elect directors of the Company and to authorise the Board of Directors to fix the remuneration of the Directors; and

3. To authorise the Board of Directors to appoint auditors of the Company and to fix their remuneration.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Phyllis NG
Company Secretary

Hong Kong, April 25, 2006

茲通告和記行(集團)有限公司(「本公司」)謹訂於二零零六年六月十五日(星期四)中午十二時正假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東週年大會或任何續會,以討論及酌情通過下列決議案(不論有否修訂):

1. 省覽本公司截至二零零五年十二月三十一日止年度之經審核綜合賬目、董事會報告及核數師報告;

2. 重選本公司董事及授權董事會釐定董事酬金;及

3. 授權董事會委任本公司核數師並釐定其酬金。

承董事會命
和記行(集團)有限公司
公司秘書
吳心瑜

香港,二零零六年四月二十五日

* for identification purposes only

* 僅供識別

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda.

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong.

Notes:–

1. A shareholder entitled to attend and vote at the above meeting may appoint another person as his proxy to attend and to vote in his stead. A shareholder who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a shareholder of the Company.

2. Where there are joint registered holders of any Share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.

3. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

4. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if they so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港新界
葵涌青山道585-609號
和記行大廈A座10樓

附註：

1. 有權出席上述大會並於會上投票之股東，均有權委任一名代表出席並代其投票，持有兩股或以上股份之股東可委任多於一位代表於同一會上出席。受委代表毋須為本公司股東。

2. 如屬聯名股份持有人，則任何一位該等持有人均可親身或委派代表於大會上以該等股份投票，猶如彼為唯一有權投票者，但如超過一位聯名持有人親身或委派代表出席大會，則只有上述出席並於股東名冊內排名於首之股東才可獲有關投票權。

3. 按印列之指示填妥及正式簽署之代表委任表格，連同簽署人之授權書或其他授權文件(如有)，由授權代表親筆簽署或由公證人簽署證明，須於股東周年大會或其任何續會召開前48小時前交回本公司位於香港新界葵涌青山道585至609號和記行大廈A座10樓之香港主要辦事處，方為有效。

4. 填妥及交回代表委任表格後，股東仍可親身出席大會或其任何續會並於會上或投票表決時投票。在此情況下，委任代表之文據將被視作撤銷。

5. Pursuant to bye-law 70 of the Bye-Laws of the Company, a poll may be demanded in relation to any resolution put to the vote of the meeting (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll):

(a) by the chairman of the meeting; or

(b) by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(d) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

5. 依據本公司公司細則第70條，下列人士可(於宣佈舉手投票結果之前或之時或撤銷任何其他投票要求時)要求就任何於大會上提呈投票之決議案以投票方式表決：

(a) 大會主席；或

(b) 至少三名親身出席之股東或獲正式授權之公司代表或當時有權於大會上投票之委任代表；或

(c) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等於全體股東可於大會上投票之投票權總額中所佔比例不少於十分之一；或

(d) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等持有附帶可於大會上投票之權利之股份，且當中已繳股款之總額，相等於所有附帶有關權利之股份中全部已繳股款股份所佔比例不少於十分之一。

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司

10th Floor, Block A, Wo Kee Hong Building
585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong
香港新界葵涌青山道585至609號
和記行大廈A座10樓
Tel 電話：(852) 2869 1190 Fax 傳真：(852) 2521 7198
Website 網址：http://www.wokeehong.com.hk